Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

INVITATION HOMES INC.,

INVITATION HOMES OPERATING PARTNERSHIP LP,

IH MERGER SUB, LLC,

STARWOOD WAYPOINT HOMES,

and

STARWOOD WAYPOINT HOMES PARTNERSHIP, L.P.

Dated as of August 9, 2017

i

ii

Exhibit A         Form of Stockholder Written Consent

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2017 (this “Agreement”), is made by and among Invitation Homes Inc., a Maryland corporation (“Invitation Homes”), Invitation Homes Operating Partnership LP, a Delaware limited partnership and a subsidiary of Invitation Homes (“Invitation Homes LP”), IH Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Invitation Homes (“Merger Sub”), Starwood Waypoint Homes, a Maryland real estate investment trust (“Starwood Waypoint”) and Starwood Waypoint Homes Partnership, L.P., a Delaware limited partnership and a subsidiary of Starwood Waypoint (“Starwood Waypoint LP”) (each of Invitation Homes, Invitation Homes LP, Merger Sub, Starwood Waypoint and Starwood Waypoint LP is a “Party” and collectively are the “Parties”).

W I T N E S S E T H:

WHEREAS, Starwood Waypoint is a Maryland real estate investment trust operating as a REIT for U.S. federal income tax purposes;

WHEREAS, Invitation Homes is a Maryland corporation operating as a REIT for U.S. federal income tax purposes;

WHEREAS, the Parties wish to effect a business combination transaction in which (a) Starwood Waypoint will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “REIT Merger”), pursuant to which each outstanding common share of beneficial interest, par value $0.01 per share, of Starwood Waypoint (each, a “Starwood Waypoint Common Share”), other than the Excluded Shares, will be converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland REIT Law and the DLLCA and (b) following the REIT Merger, Starwood Waypoint LP will merge with and into Invitation Homes LP, with Invitation Homes LP being the surviving entity (the “Partnership Merger” and together with the REIT Merger, the “Mergers”), pursuant to which each outstanding Partnership Unit (as defined in the Starwood Waypoint LP Agreement) of Starwood Waypoint LP (any such Partnership Unit, a “Starwood Waypoint LP Unit”), will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DRULPA;

WHEREAS, the Starwood Waypoint Board has approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Starwood Waypoint and the holders of Starwood Waypoint Common Shares;

WHEREAS, the board of directors of the Starwood Waypoint LP General Partner has approved this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Starwood Waypoint LP and its partners;

WHEREAS, the Invitation Homes Board has approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and declared that the Invitation Homes Stock Issuance and the other transactions contemplated by this Agreement are advisable and in the best interests of Invitation Homes and the holders of Invitation Homes Common Stock;

WHEREAS, the Starwood Waypoint Board has directed that the REIT Merger and the other transactions contemplated by this Agreement, be submitted for consideration at the Starwood Waypoint Shareholder Meeting and has resolved to recommend that Starwood Waypoint’s shareholders vote to approve the REIT Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Invitation Homes Board has directed that the Invitation Homes Stock Issuance and the other transactions contemplated by this Agreement be submitted for approval by the stockholders of Invitation

Homes and has resolved to recommend that the stockholders of Invitation Homes approve the Invitation Homes Stock Issuance and the other transactions contemplated by this Agreement;

WHEREAS, following the execution and delivery of this Agreement, Invitation Homes has agreed to seek to obtain a written consent from the Majority Stockholders pursuant to which such stockholders will approve the Invitation Homes Stock Issuance and the other transactions contemplated by this Agreement in accordance with Section 2-505 of the MGCL, Section 6.5 of the Invitation Homes Charter and Section 14 of Article II of the Invitation Homes Bylaws;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Majority Stockholders have entered into an amended and restated stockholders agreement with Invitation Homes, which will become effective at the Closing (the “Invitation Homes Stockholders Agreement”);

WHEREAS, Starwood Waypoint LP has taken all actions required for the execution of this Agreement by Starwood Waypoint LP and to adopt and approve this Agreement and to approve the consummation of the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, Invitation Homes LP has taken all actions required for the execution of this Agreement by Invitation Homes LP and to adopt and approve this Agreement and to approve the consummation of the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the REIT Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the REIT Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Partnership Merger and the receipt by the holders of Starwood Waypoint LP Units of Invitation Homes LP Units in exchange for Starwood Waypoint LP Units in the Partnership Merger shall be treated as a transaction that is generally tax-free to such holders for U.S. federal income tax purposes; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1. Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms that are not less favorable to Starwood Waypoint or Invitation Homes, as the case may be, than the terms contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) shall not prohibit compliance by Starwood Waypoint or Invitation Homes, as the case may be, with any of the provisions of Section 6.5 and (ii) shall not be required to prohibit the making of an Acquisition Proposal to the board of the applicable Party on a confidential, non-public basis or such board’s ability to disclose such Acquisition Proposal.

“Action” shall mean any claim, action, suit, charge, demand, directive, inquiry, subpoena, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. Notwithstanding the foregoing, for purposes of Section 5.21 and Section 6.10, none of the Majority Stockholders or any of their Affiliates (other than Invitation Homes and its Subsidiaries) shall be deemed to be an Affiliate of Invitation Homes or any of its Subsidiaries.

“Benefit Plan” shall mean any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, equity-based incentive, stock option, restricted stock, profits interest, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the Mutual Confidentiality Agreement, dated July 16, 2017, between Starwood Waypoint and Invitation Homes.

“Contract” shall mean any agreement, contract, indenture, note, bond, loan, evidence of Indebtedness, lease, sublease, conditional sales contract, mortgage, deed of trust, license, sublicense, franchise agreement, undertaking, commitment or other binding arrangement, to which a Person is a party or to which the properties or assets of such Person are subject, whether written or oral, including without limitation, all amendments, modifications, supplements, renewals, extensions and guarantees relating thereto.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Delaware Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Disclosure Document shall mean the Proxy Statement/Information Statement or, in the event the Stockholder Written Consent is not obtained and Starwood Waypoint does not terminate this Agreement, in each case, as provided in Section 8.1(c)(v), the Joint Proxy Statement.

“DLLCA” shall mean the Delaware Limited Liability Company Act, as amended.

“DRULPA” shall mean the Delaware Revised Uniform Limited Partnership Act, as amended.

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, drinking water supply, land surface, subsurface land, plant and animal life or any other natural resource), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to any exposure to, the use, handling, presence, transportation, treatment, storage, recycling, generation, processing, labeling, production disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization under any applicable Environmental Law.

“Equity Award Withholding Amount” shall mean the amount of applicable Tax required to be withheld as a result of the delivery of the Merger Consideration in respect of the Starwood Waypoint Vesting Equity Awards pursuant to Section 3.11.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” shall mean $25,000,000.

“Expenses” shall mean all costs, fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Disclosure Document, and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Disclosure Document, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining any Third Party consents, any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“GAAP” shall mean the U.S. generally accepted accounting principles.

“Governmental Authority” shall mean any U.S. (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission (including the IRS and any other U.S. federal authority, board, bureau, agency, commission or other body and any state, local and/or foreign Tax authority, board, bureau, agency, commission or other body) or self-regulatory organization.

“Hazardous Substances” shall mean any substance or material, whether solid, liquid or gas, defined in or regulated under any Environmental Law as hazardous or toxic or as a pollutant, contaminant, waste, or term of similar meaning, including, for the avoidance of doubt, mold, asbestos and asbestos-containing materials, urea formaldehyde insulation, lead-based paint, and radon.

“Indebtedness” shall mean, with respect to any Person, without duplication, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) all indebtedness evidenced by a note, bond, debenture or other similar instrument or debt security, (c) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (d) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (e) all obligations under capital leases, (f) all obligations in respect of bankers acceptances or letters of credit, (g) all obligations under interest rate cap, swap, collar, forward, option agreement or similar transaction or currency hedging transactions (valued at the fair market value thereof), and (h) any indebtedness or obligations of another Person of the type referred to in the foregoing clauses (a) through (g) (A) that is guaranteed by such Person or (B) in respect of which such Person pledges its assets or provides any other credit support, together, in the case of each of the foregoing, with all accrued and unpaid interest, premiums, penalties, breakage costs, make-whole amounts and other fees and expenses (if any) relating thereto.

“Indemnitee” shall mean any individual who, at or at any time prior to the REIT Merger Effective Time, was an officer or trustee, of Starwood Waypoint or an officer, director or trustee of any of the Starwood Waypoint Subsidiaries or a fiduciary under any Starwood Waypoint Benefit Plan.

“Intellectual Property” shall mean any and all U.S. and foreign rights in, arising out of, or associated with: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) copyrightable works and copyrights, (d) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications, reversions, extensions, renewals and registrations for the foregoing.

“Invitation Homes Bylaws” shall mean the Bylaws of Invitation Homes, adopted as of February 6, 2017.

“Invitation Homes Charter” shall mean the charter of Invitation Homes as in effect on the date hereof.

“Invitation Homes Credit Agreement” shall mean the Revolving Credit and Term Loan Agreement, dated as of February 6, 2017, by and among Invitation Homes LP, as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties party thereto.

“Invitation Homes Entities” shall mean Invitation Homes and all of the Invitation Homes Subsidiaries (including Invitation Homes LP).

“Invitation Homes Equity Awards” means all awards granted or issued under the Invitation Homes Equity Plan.

“Invitation Homes Equity Plan” shall mean (i) the compensatory equity plans set forth in Section 5.2 of the Invitation Homes Disclosure Letter and (ii) any other compensatory equity plans of Invitation Homes.

“Invitation Homes LP Agreement” shall mean the Amended and Restated Agreement of Limited Partnership of Invitation Homes LP dated as of the date hereof.

“Invitation Homes LP Units” shall mean all Limited Partner Interests (as defined in the Invitation Homes LP Agreement) of Invitation Homes LP.

“Invitation Homes Material Adverse Effect” shall mean any event, circumstance, change, occurrence, development or effect that has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, properties, liabilities, financial condition or results of operations of the Invitation Homes Entities, taken as a whole, or (b) the ability of Invitation Homes or Invitation Homes LP to consummate the Mergers before the Outside Date; provided, however, that for purposes of clause (a), “Invitation Homes Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect, either alone or in combination, to the extent arising out of or resulting from (i) any change generally affecting the single-family rental home industry or the markets in which the Invitation Homes Entities operate, (ii) any change generally affecting economic, regulatory or political conditions in the United States or the global economy or capital, financial or securities markets, including changes in interest rates, (iii) any change in the market price or trading volume of the equity securities of Invitation Homes or of the equity or credit ratings or the ratings outlook for any Invitation Homes Entity by any applicable rating agency (provided, however, that the exception in this clause (iii) shall not prevent the underlying facts giving rise or contributing to such event, circumstance, change, occurrence, development or effect, if not otherwise excluded from the definition of Invitation Homes Material Adverse Effect, from being taken into account in determining whether an Invitation Homes Material Adverse Effect has occurred), (iv) any changes after the date hereof in Law or GAAP (or the interpretation of the foregoing), (v) the commencement, escalation or worsening of a war (whether or not declared) or armed hostilities or acts of terrorism, (vi) earthquakes, hurricanes, floods or other natural disasters, (vii) the execution, announcement, other public disclosure or performance of this Agreement or the transactions contemplated hereby, or the impact of such execution, announcement, public disclosure or performance on relationships, contractual or otherwise, with customers, suppliers, tenants, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with the Invitation Homes Entities, or any actions or claims made or brought by any of the current or former stockholders or equityholders of any Invitation Homes Entity (or on their behalf or on behalf of the Invitation Homes Entity, but in any event only in their capacities as current or former stockholders or equityholders) arising out of this Agreement or the Mergers (provided that this clause (vii) shall not apply with respect to Section 5.4 of this Agreement), (viii) any action taken with Starwood Waypoint’s prior written consent, (ix) any disclosure by any Party regarding its plans with respect to the conduct of the business of Starwood Waypoint following the Closing or (x) any failure of any Invitation Homes Entity to meet any internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood and agreed that any event, circumstance, change, occurrence, development or effect giving rise to such failure may be taken into account in determining whether there has been an Invitation Homes Material Adverse Effect, unless such event, circumstance, change, occurrence, development or effect is otherwise excluded pursuant to this definition), except in the cases of clauses (i), (ii) and (iv) through (vi), to the extent that the Invitation Homes Entities, taken as a whole, are materially disproportionately adversely affected thereby relative to other participants in the single-family rental home industry in the markets in which the Invitation Homes Entities operate, in which case such event, circumstance, change, occurrence, development or effect may be taken into account to the extent of such disproportionate effect in determining whether a “Invitation Homes Material Adverse Effect” has occurred.

“Invitation Homes Parties” shall mean Invitation Homes, Invitation Homes LP and Merger Sub.

“Invitation Homes Partnership Common Units” shall mean Partnership Common Units (as defined in the Invitation Homes LP Agreement) of Invitation Homes LP.

“Invitation Homes Stockholder Approval” shall mean the approval of the Invitation Homes Stock Issuance and the other transactions contemplated by this Agreement by the holders of a majority of the outstanding shares of Invitation Homes Common Stock.

“Invitation Homes Stockholder Meeting” shall mean the meeting of the holders of Invitation Homes Common Stock for the purpose of seeking the Invitation Homes Stockholder Approval, including any postponement or adjournment thereof.

“Invitation Homes Subsidiary” shall mean a Subsidiary of Invitation Homes.

“Invitation Homes Subsidiary Partnership” means Invitation Homes LP or any other Invitation Homes Subsidiary that is a partnership for U.S. federal income tax purposes.

“Invitation Homes Tax Protection Agreement” shall mean any agreement to which any Invitation Homes Entity is a party and pursuant to which (a) any liability to any direct or indirect holder of partnership interests in Invitation Homes LP or any other partnership interest in any Invitation Homes Subsidiary Partnership (“Relevant Invitation Homes Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Invitation Homes Partnership Interest, a party to such agreement has agreed to (1) maintain a minimum level of debt or continue a particular debt, (2) retain or not dispose of assets for a period of time that has not since expired, (3) make or refrain from making any Tax elections, (4) operate (or refrain from operating) in a particular manner, (5) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (6) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code, and/or (7) only dispose of assets in a particular manner; (c) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of any Invitation Homes Subsidiary Partnership or any direct or indirect subsidiary of any Invitation Homes Subsidiary Partnership or is so guarantying or indemnifying, or has so assumed, such debt; and/or (d) any Invitation Homes Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Invitation Homes Subsidiary Partnership or any direct or indirect subsidiary of such Invitation Homes Subsidiary Partnership is required to consider separately the interests of the limited partners, members or other beneficial owners of such Invitation Homes Subsidiary Partnership or the holder of interests in such Invitation Homes Subsidiary Partnership in connection with any transaction or other action.

“IRS” shall mean the U.S. Internal Revenue Service.

“Joint Proxy Statement” shall mean a joint proxy statement relating to the Starwood Waypoint Shareholder Meeting and the Invitation Homes Stockholder Meeting together with any amendments or supplements thereto.

“knowledge” shall mean the knowledge of the following officers of Starwood Waypoint Parties and Invitation Homes Parties, as applicable, after due inquiry: (a) for Starwood Waypoint: each person identified on Section 1.1(b) of the Starwood Waypoint Disclosure Letter; and (b) for any of the Invitation Homes Parties: each person identified on Section 1.1(b) of the Invitation Homes Disclosure Letter.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, regulation, ordinance, rule, judgment, order, decree, award, approval, concession, grant, franchise, directive, requirement, permit, or other governmental restriction or any similar form of decision or approval of, or determination by, any Governmental Authority, including the United States Foreign Corrupt Practices Act of 1977, as amended, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as amended, and any directives or requirements of the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Lender Consents” shall mean the consents and approvals required pursuant to the terms of any Indebtedness of any Starwood Waypoint Entity or Invitation Homes Entity as a result of the execution and delivery of this Agreement by Starwood Waypoint or Invitation Homes or the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by Starwood Waypoint or Invitation Homes, which consents and approvals shall be in form and substance reasonably satisfactory to Invitation Homes and Starwood Waypoint.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, conditional or installment sale agreement, encroachment, community property interest, option or other Third Party right (including rights of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Majority Stockholders” shall mean IH1 Holdco L.P., IH2-A Holdco L.P., IH PP Holdco L.P., IH3 Holdco L.P., IH4 Holdco L.P., IH5 Holdco L.P., IH6 Holdco L.P. collectively.

“Maryland REIT Law” shall mean Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended.

“MGCL” shall mean the Maryland General Corporation Law, as amended.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Proxy Statement/Information Statement” shall mean a proxy statement relating to the Starwood Waypoint Shareholder Meeting and an information statement relating to the Invitation Homes Stockholder Approval together with any amendments or supplements thereto.

“REIT” shall mean a real estate investment trust within the meaning of and under the provisions of Sections 856 et seq. of the Code.

“Representative” shall mean, with respect to any Person, such Person’s directors, trustees, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Starwood Waypoint Bylaws” shall mean the Bylaws of Starwood Waypoint, adopted as of July 28, 2017.

“Starwood Waypoint Continuing Equity Awards” shall mean Starwood Waypoint Equity Awards that do not vest in accordance with their terms (as set forth in an applicable Starwood Waypoint Equity Plan, the agreement evidencing such Starwood Waypoint Equity Award thereunder, or an applicable Benefit Plan) as a result of or in connection with the Mergers.

“Starwood Waypoint Convertible Notes” shall mean Starwood Waypoint’s 3.00% Convertible Senior Notes due 2019, 4.50% Convertible Notes due 2017 and 3.50% Convertible Senior Notes due 2022.

“Starwood Waypoint Entities” shall mean Starwood Waypoint and all of the Starwood Waypoint Subsidiaries (including Starwood Waypoint LP).

“Starwood Waypoint Equity Awards” shall mean each outstanding right of any kind, contingent or accrued, to receive or retain Starwood Waypoint Common Shares or receive a cash payment equal to or based on, in whole or in part, the value of Starwood Waypoint Common Shares, in each case, granted pursuant to any of the Starwood Waypoint Equity Plans (including performance shares, performance-based units, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents).

“Starwood Waypoint Equity Plans” shall mean (i) the compensatory equity plans set forth in Section 4.2 of the Starwood Waypoint Disclosure Letter and (ii) any other compensatory equity plans of Starwood Waypoint.

“Starwood Waypoint LP Agreement” shall mean the Second Amended and Restated Limited Partnership Agreement of Starwood Waypoint LP, dated as of January 5, 2016.

“Starwood Waypoint LP General Partner” shall mean Starwood Waypoint Homes GP, Inc., a direct wholly owned subsidiary of Starwood Waypoint, as the general partner of Starwood Waypoint LP, or any successor general partner of Starwood Waypoint LP.

“Starwood Waypoint Material Adverse Effect” shall mean any event, circumstance, change, occurrence, development or effect that has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, properties, liabilities, financial condition or results of operations of the Starwood Waypoint Entities, taken as a whole, or (b) the ability of Starwood Waypoint or Starwood Waypoint LP to consummate the

Mergers before the Outside Date; provided, however, that for purposes of clause (a), “Starwood Waypoint Material Adverse Effect” shall not include any event, circumstance, change, occurrence, development or effect, either alone or in combination, to the extent arising out of or resulting from (i) any change generally affecting the single-family rental home industry or the markets in which the Starwood Waypoint Entities operate, (ii) any change generally affecting economic, regulatory or political conditions in the United States or the global economy or capital, financial or securities markets, including changes in interest rates, (iii) any change in the market price or trading volume of the equity securities of Starwood Waypoint or of the equity or credit ratings or the ratings outlook for any Starwood Waypoint Entity by any applicable rating agency (provided, however, that the exception in this clause (iii) shall not prevent the underlying facts giving rise or contributing to such event, circumstance, change, occurrence, development or effect, if not otherwise excluded from the definition of Starwood Waypoint Material Adverse Effect, from being taken into account in determining whether a Starwood Waypoint Material Adverse Effect has occurred), (iv) any changes after the date hereof in Law or GAAP (or the interpretation of the foregoing), (v) the commencement, escalation or worsening of a war (whether or not declared) or armed hostilities or acts of terrorism, (vi) earthquakes, hurricanes, floods or other natural disasters, (vii) the execution, announcement, other public disclosure or performance of this Agreement or the transactions contemplated hereby, or the impact of such execution, announcement, public disclosure or performance on relationships, contractual or otherwise, with customers, suppliers, tenants, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with the Starwood Waypoint Entities, or any actions or claims made or brought by any of the current or former shareholders or equityholders of any Starwood Waypoint Entity (or on their behalf or on behalf of the Starwood Waypoint Entity, but in any event only in their capacities as current or former shareholders or equityholders) arising out of this Agreement or the Mergers (provided that this clause (vii) shall not apply with respect to Section 4.4 of this Agreement), (viii) any action taken with Invitation Homes’ prior written consent, (ix) any disclosure by any Party regarding its plans with respect to the conduct of the business of Invitation Homes following the Closing or (x) any failure of any Starwood Waypoint Entity to meet any internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement (it being understood and agreed that any event, circumstance, change, occurrence, development or effect giving rise to such failure may be taken into account in determining whether there has been a Starwood Waypoint Material Adverse Effect, unless such event, circumstance, change, occurrence, development or effect is otherwise excluded pursuant to this definition), except in the cases of clauses (i), (ii) and (iv) through (vi), to the extent that the Starwood Waypoint Entities, taken as a whole, are materially disproportionately adversely affected thereby relative to other participants in the single-family rental home industry in the markets in which the Starwood Waypoint Entities operate, in which case such event, circumstance, change, occurrence, development or effect may be taken into account to the extent of such disproportionate effect in determining whether a “Starwood Waypoint Material Adverse Effect” has occurred.

“Starwood Waypoint Parties” shall mean Starwood Waypoint and Starwood Waypoint LP.

“Starwood Waypoint Performance Share Units” shall mean any performance share units granted pursuant to Starwood Waypoint Equity Plans.

“Starwood Waypoint Restricted Share Units” shall mean any time-vesting restricted share units granted pursuant to Starwood Waypoint Equity Plans.

“Starwood Waypoint Revolving Credit Agreement” shall mean the Credit Agreement, dated as of April 27, 2017, among Starwood Waypoint, Starwood Waypoint LP, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties and lenders thereto.

“Starwood Waypoint Shareholder Meeting” shall mean the meeting of the holders of Starwood Waypoint Common Shares for the purpose of seeking the Starwood Waypoint Shareholder Approval, including any postponement or adjournment thereof.

“Starwood Waypoint Subsidiary” shall mean a Subsidiary of Starwood Waypoint.

“Starwood Waypoint Subsidiary Partnership” shall mean Starwood Waypoint LP or any other Starwood Waypoint Subsidiary that is a partnership for U.S. federal income tax purposes.

“Starwood Waypoint Tax Protection Agreement” shall mean any agreement to which any Starwood Waypoint Entity is a party and pursuant to which (i) any liability to any direct or indirect holder of partnership interests in Starwood Waypoint LP or any other partnership interest in any Starwood Waypoint Subsidiary Partnership (“Relevant Starwood Waypoint Partnership Interest”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of a Relevant Starwood Waypoint Partnership Interest, a party to such agreement has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making any Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its direct or indirect subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code, and/or (G) only dispose of assets in a particular manner; (iii) any Person has been or is required to be given the opportunity to guaranty, indemnify or assume debt of any Starwood Waypoint Subsidiary Partnership or any direct or indirect subsidiary of any Starwood Waypoint Subsidiary Partnership or is so guarantying or indemnifying, or has so assumed, such debt; and/or (iv) any Starwood Waypoint Subsidiary Partnership or the general partner, manager, managing member or other similarly-situated Person of such Starwood Waypoint Subsidiary Partnership or any direct or indirect subsidiary of such Starwood Waypoint Subsidiary Partnership is required to consider separately the interests of the limited partners, members or other beneficial owners of such Starwood Waypoint Subsidiary Partnership or the holder of interests in such Starwood Waypoint Subsidiary Partnership in connection with any transaction or other action.

“Starwood Waypoint Vesting Equity Awards” shall mean all Starwood Waypoint Equity Awards that are not Starwood Waypoint Continuing Equity Awards.

“Subsidiary” shall mean with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business.

“Tax” or “Taxes” shall mean any and all federal, state, local or foreign or other taxes of any kind, including income, profits, gains, franchise, gross receipts, gross income, property, sales, use, transfer, value added, capital stock, escheat, payroll, employment, unemployment, alternative or add on minimum, estimated, net worth, excise, withholding, backup withholding, social security (or similar), environmental, and documentary taxes, customs duties and other like charges, fees and assessments imposed by any Governmental Authority, together with all interest, penalties and additional amounts imposed with respect thereto.

“Tax Proceeding” shall mean any dispute, audit, examination, investigation, claim or other administrative, judicial or other proceeding by or with any tax authority or otherwise in respect of Taxes.

“Tax Return” shall mean any return, declaration, election, claim for refund, report, statement or other document provided or required to be provided to any Governmental Authority with respect to Taxes, including any attachment thereto and any amendment thereof.

“Termination Fee” shall mean (i) if payable by Starwood Waypoint, $161,000,000 and (ii) if payable by Invitation Homes, $230,000,000.

“Termination Payment” shall mean the Expense Amount or the Termination Fee, as the context may require.

“Third Party” shall mean any Person or group of Persons other than the Parties and their respective Affiliates.

(b) The following terms shall have the respective meanings set forth in the Section indicated below opposite such term:

Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Proposal	Section 6.5(h)(i)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
Articles of REIT Merger	Section 2.3(a)
Benefit Plan	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Certificate	Section 3.1(b)
Certificate of REIT Merger	Section 2.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Dividend Date	Section 6.18(a)
Code	Section 1.1(a)
Collective Bargaining Agreement	Section 4.10(a)
Confidentiality Agreement	Section 1.1(a)
Continuing Employees	Section 6.13(a)
Contract	Section 1.1(a)
control	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Delaware Secretary of State	Section 1.1(a)
Disclosure Document	Section 1.1(a)
DLLCA	Section 1.1(a)
DRULPA	Section 1.1(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
Equity Award Withholding Amount	Section 1.1(a)
ERISA	Section 1.1(a)
ESPP	Section 3.11(d)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.5(a)
Exchange Agent Agreement	Section 3.5(a)
Exchange Fund	Section 3.5(b)
Exchange Ratio	Section 3.1(a)(iii)
Excluded Shares	Section 3.1(a)(ii)
Expense Amount	Section 1.1(a)
Expenses	Section 1.1(a)
Form S-4	Section 4.4(b)
GAAP	Section 1.1(a)

Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Indentures	Section 6.14(b)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Intended Tax Treatment	Section 6.10(a)
Interim Period	Section 6.1(a)
Invitation Homes	Preamble
Invitation Homes Adverse Recommendation Change	Section 6.5(d)
Invitation Homes Benefit Plans	Section 5.9(a)
Invitation Homes Board	Section 5.3(a)
Invitation Homes Bylaws	Section 1.1(a)
Invitation Homes Charter	Section 1.1(a)
Invitation Homes Common Stock	Section 3.1(a)(iii)
Invitation Homes Converted Restricted Share Unit Award	Section 3.11(b)
Invitation Homes Credit Agreement	Section 1.1(a)
Invitation Homes Designees	Section 3.16(a)
Invitation Homes Disclosure Letter	Article V
Invitation Homes Employees	Section 5.10(a)
Invitation Homes Entities	Section 1.1(a)
Invitation Homes Equity Awards	Section 1.1(a)
Invitation Homes Equity Plan	Section 1.1(a)
Invitation Homes Insurance Policies	Section 5.16
Invitation Homes Leases	Section 5.14(d)
Invitation Homes LP	Preamble
Invitation Homes LP Agreement	Section 1.1(a)
Invitation Homes LP General Partner	Section 5.1(f)
Invitation Homes LP Units	Section 1.1(a)
Invitation Homes Material Adverse Effect	Section 1.1(a)
Invitation Homes Material Contracts	Section 5.21
Invitation Homes Parties	Section 1.1(a)
Invitation Homes Partnership Common Units	Section 1.1(a)
Invitation Homes Permits	Section 5.5(a)
Invitation Homes Permitted Liens	Section 5.14(b)
Invitation Homes Properties	Section 5.14(a)
Invitation Homes Property	Section 5.14(a)
Invitation Homes Provided Information	Section 9.14(a)
Invitation Homes Quarterly Dividend	Section 6.2(b)(iv)
Invitation Homes Recommendation	Section 5.3(a)
Invitation Homes Registration Rights Agreement	Section 6.19(c)
Invitation Homes REIT Tax Representation Letter	Section 6.16(b)
Invitation Homes Reorganization Tax Representation Letter	Section 6.16(b)
Invitation Homes SEC Filings	Section 5.6(a)
Invitation Homes Stock Issuance	Section 5.3(a)
Invitation Homes Stockholder Approval	Section 1.1(a)
Invitation Homes Stockholder Meeting	Section 1.1(a)
Invitation Homes Stockholders Agreement	Recitals
Invitation Homes Subsidiary	Section 1.1(a)
Invitation Homes Subsidiary Partnership	Section 1.1(a)
Invitation Homes Tax Protection Agreement	Section 1.1(a)

Invitation Homes Title Insurance Policy	Section 5.14(e)
IRS	Section 1.1(a)
Joint Proxy Statement	Section 1.1(a)
knowledge	Section 1.1(a)
Law	Section 1.1(a)
Lender Consents	Section 1.1(a)
Lien	Section 1.1(a)
Majority Stockholders	Section 1.1(a)
Maryland REIT Law	Section 1.1(a)
MD Courts	Section 9.11(a)
Merger Consideration	Section 3.1(a)(iii)
Merger Sub	Preamble
Mergers	Recitals
MGCL	Section 1.1(a)
Notice of Adverse Recommendation Change	Section 6.5(e)
notifying party	Section 6.5(e)
NYSE	Section 1.1(a)
Order	Section 1.1(a)
Outside Date	Section 8.1(b)(i)
Parties	Preamble
Partnership Certificate of Merger	Section 2.3(b)
Partnership Merger	Recitals
Partnership Merger Consideration	Section 3.2(a)(ii)
Partnership Merger Effective Time	Section 2.3(b)
Party	Preamble
Person	Section 1.1(a)
Proxy Statement/Information Statement	Section 1.1(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying Income	Section 8.3(e)(i)
recipient party	Section 6.5(e)
REIT	Section 1.1(a)
REIT Merger	Recitals
REIT Merger Certificates	Section 2.3(a)
REIT Merger Effective Time	Section 2.3(a)
Relevant Invitation Homes Partnership Interest	Section 1.1(a)
Relevant Starwood Waypoint Partnership Interest	Section 1.1(a)
Representative	Section 1.1(a)
Resale Common Stock	Section 6.3(a)
Resale Parties	Section 6.3(a)
SDAT	Section 2.3(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Shelf Resale Registration Statement	Section 6.19(c)
Special Invitation Homes Distribution	Section 6.2(b)(iv)
Special Starwood Waypoint Distribution	Section 6.1(b)(iv)
Starwood Waypoint	Preamble
Starwood Waypoint Adverse Recommendation Change	Section 6.5(d)
Starwood Waypoint Benefit Plans	Section 4.9(a)
Starwood Waypoint Board	Section 4.3(a)
Starwood Waypoint Bylaws	Section 1.1(a)
Starwood Waypoint Common Share	Recitals
Starwood Waypoint Continuing Equity Awards	Section 1.1(a)

Starwood Waypoint Convertible Notes	Section 1.1(a)
Starwood Waypoint Declaration of Trust	Section 4.1(e)
Starwood Waypoint Designees	Section 3.16(a)
Starwood Waypoint Disclosure Letter	Article IV
Starwood Waypoint Employees	Section 4.10(a)
Starwood Waypoint Entities	Section 1.1(a)
Starwood Waypoint Equity Awards	Section 1.1(a)
Starwood Waypoint Equity Plans	Section 1.1(a)
Starwood Waypoint Insurance Policies	Section 4.16
Starwood Waypoint Leases	Section 4.14(d)
Starwood Waypoint LP	Preamble
Starwood Waypoint LP Agreement	Section 1.1(a)
Starwood Waypoint LP General Partner	Section 1.1(a)
Starwood Waypoint LP Unit	Recitals
Starwood Waypoint Material Adverse Effect	Section 1.1(a)
Starwood Waypoint Material Contracts	Section 4.21(a)
Starwood Waypoint Parties	Section 1.1(a)
Starwood Waypoint Performance Share Units	Section 1.1(a)
Starwood Waypoint Permits	Section 4.5(a)
Starwood Waypoint Permitted Liens	Section 4.14(b)
Starwood Waypoint Properties	Section 4.14(a)
Starwood Waypoint Property	Section 4.14(a)
Starwood Waypoint Provided Information	Section 9.14(b)
Starwood Waypoint Quarterly Dividend	Section 6.1(b)(iv)
Starwood Waypoint Recommendation	Section 4.3(a)
Starwood Waypoint Registration Rights Agreement	Section 6.19(a)
Starwood Waypoint REIT Tax Representation Letter	Section 6.16(a)
Starwood Waypoint Reorganization Tax Representation Letter	Section 6.16(a)
Starwood Waypoint Restricted Share Units	Section 1.1(a)
Starwood Waypoint Revolving Credit Agreement	Section 1.1(a)
Starwood Waypoint SEC Filings	Section 4.6(a)
Starwood Waypoint Shareholder Approval	Section 4.18
Starwood Waypoint Shareholder Meeting	Section 1.1(a)
Starwood Waypoint Subsidiary	Section 1.1(a)
Starwood Waypoint Subsidiary Partnership	Section 1.1(a)
Starwood Waypoint Tax Protection Agreement	Section 1.1(a)
Starwood Waypoint Title Insurance Policies	Section 4.14(e)
Starwood Waypoint Title Insurance Policy	Section 4.14(e)
Starwood Waypoint Vesting Equity Awards	Section 1.1(a)
Stockholder Consent Delivery Period	Section 6.3(f)
Stockholder Written Consent	Section 6.3(f)
Subsidiary	Section 1.1(a)
Superior Proposal	Section 6.5(h)(ii)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Proceeding	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.1(c)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)

Termination Payee	Section 8.3(e)(i)
Termination Payment	Section 1.1(a)
Termination Payor	Section 8.3(e)(i)
Third Party	Section 1.1(a)
Transfer Taxes	Section 6.10(b)

Article II

THE MERGERS

Section 2.1. The Mergers.

(a) REIT Merger. On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the Maryland REIT Law and the DLLCA, at the REIT Merger Effective Time, in the REIT Merger, Starwood Waypoint shall merge with and into Merger Sub, whereupon the separate existence of Starwood Waypoint shall cease, and Merger Sub shall continue as the surviving entity in the REIT Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The REIT Merger shall have the effects specified in the Maryland REIT Law, the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the REIT Merger Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Starwood Waypoint and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Starwood Waypoint and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

(b) Partnership Merger. On the Closing Date, as promptly as practicable following the REIT Merger Effective Time, upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, in the Partnership Merger, Starwood Waypoint LP shall merge with and into Invitation Homes LP, whereupon the separate existence of Starwood Waypoint LP shall cease, and Invitation Homes LP shall continue as the surviving entity in the Partnership Merger (the “Surviving Partnership”) and shall be governed by the laws of the State of Delaware. The Partnership Merger shall have the effects specified in the DRULPA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Partnership Merger Effective Time, the Surviving Partnership shall possess all properties, rights, privileges, powers and franchises of Starwood Waypoint LP and Invitation Homes LP, and all of the claims, obligations, liabilities, debts and duties of Starwood Waypoint LP and Invitation Homes LP shall become the claims, obligations, liabilities, debts and duties of the Surviving Partnership.

Section 2.2. Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY, 10017, at 10:00 a.m., local time, on the third (3rd) Business Day following the satisfaction or due waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or due waiver of such conditions) or on such other date and/or time as is mutually agreed in writing by the Parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3. Effective Time.

(a) On the Closing Date, the applicable Starwood Waypoint Parties and the applicable Invitation Homes Parties shall (i) cause articles of merger with respect to the REIT Merger (the “Articles of REIT Merger”) to be duly executed and filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in such form as required by, and executed in accordance with the relevant provisions of, the Maryland REIT Law, (ii) cause a certificate of merger with respect to the REIT Merger (the “Certificate of REIT Merger” and, together with the Articles of REIT Merger, the “REIT Merger Certificates”) to be

executed and filed with the Delaware Secretary of State as provided under the DLLCA and (iii) make any other filings, recordings or publications required to be made by the applicable Starwood Waypoint Parties and the applicable Invitation Homes Parties under the Maryland REIT Law, the DLLCA or the MGCL in connection with the REIT Merger. The REIT Merger shall become effective on the Closing Date as of the later of the time that the Articles of REIT Merger are accepted for record by the SDAT or the time that the Certificate of REIT Merger has been filed with the Delaware Secretary of State or on such other date and time not to exceed 30 days from the date of filing of the REIT Merger Certificates as shall be agreed to by Starwood Waypoint and Invitation Homes and specified in the REIT Merger Certificates (the date and time the REIT Merger becomes effective being the “REIT Merger Effective Time”), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur on the Closing Date.

(b) On the Closing Date, as promptly as practicable following the REIT Merger Effective Time, the applicable Starwood Waypoint Parties and the applicable Invitation Homes Parties shall (i) cause a certificate of merger with respect to the Partnership Merger (the “Partnership Certificate of Merger”) to be duly executed and filed with the Delaware Secretary of State as provided under the DRULPA, and (ii) make any other filings, recordings or publications required to be made under the DRULPA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Partnership Certificate of Merger has been filed with the Delaware Secretary of State, or at such later time as shall be agreed to by the Parties and specified in the Partnership Certificate of Merger (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date and as promptly as practicable following the REIT Merger Effective Time.

Section 2.4. Organizational Documents of the Surviving Entity and Surviving Partnership. At the REIT Merger Effective Time, the certificate of formation and the limited liability company agreement of Merger Sub as in effect immediately prior to the REIT Merger Effective Time shall be the certificate of formation and the limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such limited liability company agreement. At the Partnership Merger Effective Time, the certificate of limited partnership and limited partnership agreement of Invitation Homes LP as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership and limited partnership agreement of the Surviving Partnership, until thereafter amended in accordance with applicable Law and the applicable provisions of such limited partnership agreement.

Section 2.5. Subsequent Actions.

(a) If, at any time after the REIT Merger Effective Time, the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of Starwood Waypoint or Merger Sub acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the REIT Merger or otherwise to carry out this Agreement, then the members, officers and managers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

(b) If, at any time after the Partnership Merger Effective Time, the Surviving Partnership shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Partnership its right, title or interest in, to or under any of the rights or properties of Starwood Waypoint LP or Invitation Homes LP acquired or to be acquired by the Surviving Partnership as a result of, or in connection with, the Partnership Merger or otherwise to carry out this Agreement, then the general partner of the Surviving Partnership shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Partnership or otherwise to carry out this Agreement.

Article III

EFFECT OF THE MERGERS

Section 3.1. Effect of the REIT Merger.

(a) At the REIT Merger Effective Time, by virtue of the REIT Merger and without any action on the part of any of the Parties or the holder of any securities of the Parties:

(i) each limited liability company interest of Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain outstanding and be unaffected by the REIT Merger;

(ii) each Starwood Waypoint Common Share issued and outstanding immediately prior to the REIT Merger Effective Time that is held by any wholly owned Subsidiary of Starwood Waypoint, Invitation Homes, Merger Sub or any Subsidiary of Invitation Homes (the “Excluded Shares”) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto; and

(iii) each Starwood Waypoint Common Share issued and outstanding immediately prior to the REIT Merger Effective Time (other than the Excluded Shares) shall be converted into the right to receive 1.6140 (the “Exchange Ratio”) newly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Invitation Homes (“Invitation Homes Common Stock”) (the “Merger Consideration”);

(b) All Starwood Waypoint Common Shares to be converted pursuant to Section 3.1(a)(iii), when so converted pursuant to Section 3.1(a)(iii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share or interest registered in the transfer books of Starwood Waypoint (a “Book-Entry Share”) that immediately prior to the REIT Merger Effective Time evidenced Starwood Waypoint Common Shares shall cease to have any rights with respect to such Starwood Waypoint Common Shares other than the right to receive the Merger Consideration in accordance with Section 3.6, including the right, if any, to receive, pursuant to Section 3.15, cash in lieu of fractional shares of Invitation Homes Common Stock into which such Starwood Waypoint Common Shares have been converted pursuant to Section 3.1(a)(iii), together with the amounts, if any, payable pursuant to Section 3.8.

(c) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the REIT Merger Effective Time, Starwood Waypoint should split, combine or otherwise reclassify the Starwood Waypoint Common Shares, or make a dividend or other distribution in Starwood Waypoint Common Shares (including any dividend or other distribution of securities convertible into Starwood Waypoint Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Invitation Homes Parties hereunder), the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the REIT Merger Effective Time, Invitation Homes should split, combine or otherwise reclassify the shares of Invitation Homes Common Stock, or make a dividend or other distribution in shares of Invitation Homes Common Stock (including any dividend or other distribution of securities convertible into Invitation Homes Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

Section 3.2. Effect of the Partnership Merger.

(a) At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any of the Parties or the holder of any securities of the Parties:

(i) each Invitation Homes LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time that is held directly by Invitation Homes shall remain outstanding and be unaffected by the Partnership Merger; and

(ii) each Starwood Waypoint LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall be converted into the right to receive 1.6140 newly issued and fully paid Invitation Homes Partnership Common Units representing a limited partner interest in the Surviving Partnership (the “Partnership Merger Consideration”).

(b) All Starwood Waypoint LP Units converted pursuant to Section 3.2(a)(ii) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or book-entry share registered in the transfer books of Starwood Waypoint LP that immediately prior to the Partnership Merger Effective Time evidenced Starwood Waypoint LP Units shall cease to have any rights with respect to such Starwood Waypoint LP Units other than the right to receive the Partnership Merger Consideration in accordance with Section 3.6.

(c) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Starwood Waypoint LP should split, combine or otherwise reclassify the Starwood Waypoint LP Units, or make a dividend or other distribution in Starwood Waypoint LP Units (including any dividend or other distribution of securities convertible into Starwood Waypoint LP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Invitation Homes Parties hereunder), the Partnership Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Invitation Homes LP should split, combine or otherwise reclassify the Invitation Homes LP Units, or make a dividend or other distribution in Invitation Homes LP Units (including any dividend or other distribution of securities convertible into Invitation Homes LP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Partnership Merger Consideration shall be ratably adjusted to reflect fully the effect of any such change.

(d) Simultaneously with the delivery to a holder of Starwood Waypoint LP Units of the Partnership Merger Consideration pursuant to Section 3.6, such holder shall automatically, and without any other action of any Person, be admitted to the Surviving Partnership as a limited partner of the Surviving Partnership.

Section 3.3. Issuances by Merger Sub to Invitation Homes. Immediately prior to the REIT Merger Effective Time, Merger Sub shall issue to Invitation Homes, in consideration for the contribution by Invitation Homes of the shares of Invitation Homes Common Stock to be issued in the REIT Merger, a number of limited liability company interests in Merger Sub equal to the aggregate number of shares of Invitation Homes Common Stock to be issued in the REIT Merger (including the cumulative number of shares of Invitation Homes Common Stock sold pursuant to Section 3.15 to satisfy fractional interests).

Section 3.4. Tax Characterization of the Mergers. The Parties hereby confirm, covenant and agree that, for U.S. federal (and applicable state and local) income tax purposes, (a) the REIT Merger shall be treated as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code, and (b) the Partnership Merger and the receipt by the holders of Starwood Waypoint LP Units of Invitation Homes LP Units in exchange for Starwood Waypoint LP Units in the Partnership Merger shall be treated as a transaction that is generally tax-free to such holders for U.S. federal income tax purposes.

Section 3.5. Exchange Agent; Deposit of Consideration.

(a) Prior to the Closing, Invitation Homes shall appoint an exchange agent, which shall be a bank or trust company reasonably acceptable to Starwood Waypoint (the “Exchange Agent”), for the purpose of exchanging Starwood Waypoint Common Shares for Merger Consideration and exchanging Starwood Waypoint LP Units for Partnership Merger Consideration. Such appointment shall be pursuant to an exchange agent agreement entered into prior to the Closing Date, which agreement shall be reasonably acceptable to Starwood Waypoint (the “Exchange Agent Agreement”).

(b) Prior to or on the Closing Date, Invitation Homes or Invitation Homes LP shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Starwood Waypoint Common Shares as of immediately prior to the REIT Merger Effective Time, for exchange in accordance with this Article III, an aggregate number of duly authorized, validly issued and fully paid and nonassessable shares of Invitation Homes Common Stock in book-entry form evidencing the full number of whole shares of Invitation Homes Common Stock issuable pursuant to Section 3.1(a) (the “Exchange Fund”).

(c) In the event of a transfer of ownership of Starwood Waypoint Common Shares that are not registered in the transfer records of Starwood Waypoint, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.5 shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any Transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Invitation Homes that such Tax either has been paid or is not applicable.

(d) On the Closing Date, Invitation Homes LP shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Starwood Waypoint LP Units as of immediately prior to the Partnership Merger Effective Time, for exchange in accordance with this Article III, Invitation Homes LP Units in book-entry form evidencing the full number of Invitation Homes LP Units issuable pursuant to Section 3.2.

Section 3.6. Delivery of Consideration.

(a) As soon as reasonably practicable after the Closing Date and in any event not later than the fifth (5th) Business Day following the Closing Date, the Exchange Agent shall mail to each holder of record of a Certificate evidencing (i) Starwood Waypoint Common Shares (other than Excluded Shares) immediately prior to the REIT Merger Effective Time or (ii) Starwood Waypoint LP Units immediately prior to the Partnership Merger Effective Time, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for (A) the Merger Consideration, in the case of Certificates formerly evidencing Starwood Waypoint Common Shares (other than Excluded Shares) and (B) the Partnership Merger Consideration, in the case of Certificates formerly evidencing Starwood Waypoint LP Units, in such form as Starwood Waypoint and Invitation Homes may reasonably agree. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Partnership Merger Consideration, as applicable, and such Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration or Partnership Merger Consideration, as applicable, payable upon the surrender of the Certificates.

(b) Notwithstanding Section 3.6(a), any holder of Book-Entry Shares evidencing (i) Starwood Waypoint Common Shares immediately prior to the REIT Merger Effective Time or (ii) Starwood Waypoint LP Units immediately prior to the Partnership Merger Effective Time, shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration or Partnership Merger Consideration, as applicable, that such holder is entitled to receive in respect of such Book-Entry Shares pursuant to this Article III. In lieu thereof, each holder of record of one or more Book-Entry Shares shall automatically upon the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable, be entitled to receive, and Invitation Homes shall cause the Exchange Agent to pay and deliver as promptly as practicable after the REIT Merger Effective Time or Partnership Merger Effective Time, as applicable, the Merger Consideration or the Partnership Merger Consideration, as applicable, payable in respect of such shares or units, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

Section 3.7. Transfer Books.

(a) At the REIT Merger Effective Time, the share transfer books of Starwood Waypoint shall be closed, and thereafter there shall be no further registration of transfers of Starwood Waypoint Common Shares. From and after the REIT Merger Effective Time, Persons who held Starwood Waypoint Common Shares immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the REIT Merger Effective Time, any Certificates formerly evidencing Starwood Waypoint Common Shares presented to the Exchange Agent or the Surviving Entity for any reason shall be cancelled and in accordance with Section 3.6(a) exchanged for the Merger Consideration with respect to the Starwood Waypoint Common Shares formerly evidenced thereby.

(b) At the Partnership Merger Effective Time, the equity transfer books of Starwood Waypoint LP shall be closed, and thereafter there shall be no further registration of transfers of Starwood Waypoint LP Units. From and after the Partnership Merger Effective Time, Persons who held Starwood Waypoint LP Units immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such units, except as otherwise provided for herein. On or after the Partnership Merger Effective Time, any Certificates formerly evidencing Starwood Waypoint LP Units presented to the Exchange Agent or the Surviving Partnership for any reason shall be cancelled and in accordance with Section 3.6(a) exchanged for the Partnership Merger Consideration with respect to the Starwood Waypoint LP Units formerly evidenced thereby.

Section 3.8. Dividends with Respect to Invitation Homes Common Stock and Invitation Homes LP Units.

(a) No dividends or other distributions with respect to Invitation Homes Common Stock with a record date after the REIT Merger Effective Time or Invitation Homes LP Units with a record date after the Partnership Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Invitation Homes Common Stock or Invitation Homes LP Units, as applicable, issuable with respect to the Starwood Waypoint Common Shares or Starwood Waypoint LP Units, as applicable, represented by such Certificate in accordance with this Agreement, and all such dividends and other distributions shall be paid by Invitation Homes or Invitation Homes LP, as applicable, to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the shares of Invitation Homes Common Stock or Invitation Homes LP Units, if any, issued in exchange therefor, without interest, (i) all dividends or other distributions payable in respect of any such shares of Invitation Homes Common Stock or Invitation Homes LP Units with a record date after the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable, and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable, but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Invitation Homes Common Stock and Invitation Homes LP Units.

(b) There shall be paid to the holder of the shares of Invitation Homes Common Stock and Invitation Homes LP Units issued in exchange for Book-Entry Shares in accordance with this Article III, without interest, (A) at the time of delivery of such shares of Invitation Homes Common Stock, or Invitation Homes LP Units by the Exchange Agent pursuant to Section 3.6(b), the amount of dividends or other distributions with a record date after the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable, theretofore paid with respect to such shares or units and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the REIT Merger Effective Time or the Partnership Merger Effective Time, as applicable, but prior to the time of such delivery by the Exchange Agent pursuant to Section 3.6(b), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 3.6(b), payable with respect to such shares of Invitation Homes Common Stock or Invitation Homes LP Units.

Section 3.9. Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of Starwood Waypoint Common Shares or Starwood Waypoint LP Units on the first (1st) anniversary of the Closing Date shall be delivered to Invitation Homes or Invitation Homes LP, as applicable, upon demand, and any former holders of Starwood Waypoint Common Shares or Starwood Waypoint LP Units who have not theretofore received any Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Invitation Homes Common Stock) or Partnership Merger Consideration (including any applicable dividends or other distributions with respect to Invitation Homes LP Units) to which they are entitled under this Article III shall thereafter look only to Invitation Homes or Invitation Homes LP, as the case may be, for payment of their claims with respect thereto.

Section 3.10. No Liability. None of the Parties (including the Surviving Entity and the Surviving Partnership) or the Exchange Agent, or any employee, officer, director, trustee, agent or Affiliate of any of them, shall be liable to any holder of Starwood Waypoint Common Shares in respect of any cash that would have otherwise been payable in respect of any Certificate or Book-Entry Share from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.11. Starwood Waypoint Equity Awards.

(a) Each Starwood Waypoint Vesting Equity Award that is a Starwood Waypoint Restricted Share Unit that is outstanding immediately prior to the REIT Merger Effective Time shall, effective immediately prior to the REIT Merger Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any such Starwood Waypoint Restricted Share Unit, vest in full in accordance with the terms of the applicable award agreement, and the restrictions and forfeiture conditions with respect thereto shall lapse and expire, and the holder of such Starwood Waypoint Restricted Share Unit shall be entitled to receive the Merger Consideration in respect of the number of Starwood Waypoint Common Shares subject to such Starwood Waypoint Restricted Share Unit in accordance with Section 3.1 of this Agreement, plus any accrued but unpaid dividends (if any) thereon and less the Equity Award Withholding Amount.

(b) Each Starwood Waypoint Continuing Equity Award that is a Starwood Waypoint Restricted Share Unit award and that is outstanding immediately prior to the REIT Merger Effective Time shall, by virtue of the occurrence of the Closing and without any action on the part of any holder of any such Starwood Waypoint Restricted Share Unit, be converted, at the REIT Merger Effective Time, into a restricted share unit award in respect of a number of shares of Invitation Homes Common Stock (a “Invitation Homes Converted Restricted Share Unit Award”) equal to the product of the total number of Starwood Waypoint Common Shares subject to such award and the Exchange Ratio (and rounded, as applicable, to the nearest whole share, with 0.50 being rounded upward). Each Invitation Homes Converted Restricted Share Unit Award shall otherwise be subject to the same terms and conditions applicable to the Starwood Waypoint Restricted Share Unit award under the applicable Starwood Waypoint Equity Plan and the agreements evidencing grants thereunder, including as to vesting. All dividends, if any, accrued but unpaid as of the REIT Merger Effective Time with respect to any Starwood Waypoint Common Shares subject to such Starwood Waypoint Restricted Share Unit award, shall remain accrued with respect to the associated Invitation Homes Converted Restricted Share Unit Award and be treated in accordance with the terms and conditions of such Invitation Homes Converted Restricted Share Unit Award.

(c) Each Starwood Waypoint Vesting Equity Award that is a Starwood Waypoint Performance Share Unit that is outstanding immediately prior to the REIT Merger Effective Time shall, effective immediately prior to the REIT Merger Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any such Starwood Waypoint Performance Share Unit, vest subject to the same terms and conditions applicable to the Starwood Waypoint Performance Share Unit award under the applicable Starwood Waypoint Equity Plan and the agreements evidencing grants thereunder. The holder of each Starwood Waypoint Performance Share Unit that vests in accordance with this Section 3.11(c), shall be entitled to receive an amount equal to the Merger Consideration, less the Equity Award Withholding Amount, in respect of the number of Starwood Waypoint Common Shares subject to the vested portion of such Starwood Waypoint Performance Share Unit.

(d) With respect to Starwood Waypoint’s 2017 Employee Share Purchase Plan (the “ESPP”), as soon as practicable following the date of this Agreement, the Starwood Waypoint Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that (i) each individual participating in the Offering Period (as defined in the ESPP) in progress on the date of this Agreement will not be permitted to (A) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect when that Offering Period commenced; or (B) make separate non-payroll contributions to the ESPP on or following the date of this Agreement, except as may be required by applicable law and (ii) no further Offering Period or purchase period will commence pursuant to the ESPP after the date hereof. Except as otherwise agreed by the Parties before the REIT Merger Effective Time, immediately prior to and effective as of the REIT Merger Effective Time (but subject to the consummation of the REIT Merger), Starwood Waypoint will terminate the ESPP.

(e) Notwithstanding anything to the contrary contained herein, prior to the REIT Merger Effective Time, Starwood Waypoint shall take all actions necessary to effectuate the provisions of this Section 3.11.

(f) Before the REIT Merger Effective Time, Invitation Homes shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Invitation Homes Common Stock for delivery upon exercise of the Invitation Homes Converted Restricted Share Unit Awards. On the Closing Date, Invitation Homes shall register the shares of Invitation Homes Common Stock subject to Invitation Homes Converted Restricted Share Unit Awards by filing an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Invitation Homes shall maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as such awards remain outstanding. Invitation Homes shall take all actions reasonably required to be taken under any applicable state securities Laws in connection with the issuance of shares of Invitation Homes Common Stock subject to Invitation Homes Converted Restricted Share Unit Awards.

Section 3.12. Withholding Rights. Each Party (including the Surviving Entity and the Surviving Partnership) and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration, the Partnership Merger Consideration and any other amounts or property otherwise payable or distributable to any Person pursuant to this Agreement such amounts or property (or portions thereof) as such Party or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any other provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.13. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity or Surviving Partnership, as applicable, the posting by such Person of a bond in such reasonable and customary amount as the Surviving Entity or Surviving Partnership, as applicable, may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or Partnership Merger Consideration, as applicable, to which the holder thereof is entitled pursuant to this Article III.

Section 3.14. Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the REIT Merger, the Partnership Merger or any of the other transactions contemplated by this Agreement.

Section 3.15. Fractional Shares. No fractional shares of Invitation Homes Common Stock shall be issued in the REIT Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise. Each holder of Starwood Waypoint Common Shares converted pursuant to the REIT Merger who would otherwise have been entitled to receive a fraction of a share of Invitation Homes Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from the Exchange Agent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of Invitation Homes Common Stock that would otherwise be issued. The payment of cash in lieu of fractional shares of Invitation Homes Common Stock does not represent separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.

Section 3.16. Certain Governance Matters.

(a) Invitation Homes shall take all requisite action prior to the REIT Merger Effective Time to cause (i) the Invitation Homes Board as of the REIT Merger Effective Time to consist of eleven (11) members, comprised of (A) Barry S. Sternlicht, Michael D. Fascitelli, Jeffrey E. Kelter, Richard D. Bronson, and Frederick C. Tuomi, (the “Starwood Waypoint Designees”) and (B) Bryce Blair, Jonathan D. Gray, Robert G. Harper, John B. Rhea, Janice L. Sears, William J. Stein (the “Invitation Homes Designees”), (ii) Bryce Blair to be appointed Chairman of the Invitation Homes Board and (iii) Michael D. Fascitelli, to be appointed Chairman of the Investment Committee of the Invitation Homes Board. In the event that (i) any Starwood Waypoint Designee is unable or unwilling to serve, for any reason, as a director on the Invitation Homes Board at the REIT Merger Effective Time, Starwood Waypoint shall have the right to designate another individual who is then serving as a member of the Starwood Waypoint Board to become a Starwood Waypoint Designee in place of such unavailable Starwood Waypoint Designee, provided that such replacement director shall be reasonably acceptable to Invitation Homes, and (ii) any Invitation Homes Designee is unable or unwilling to serve, for any reason, as a director on the Invitation Homes Board at the REIT Merger Effective Time, Invitation Homes shall have the right to designate another individual who is then serving as a member of the Invitation Homes Board to become an Invitation Homes Designee in place of such unavailable Invitation Homes Designee, provided that such replacement director shall be reasonably acceptable to Starwood Waypoint. Notwithstanding the foregoing, if any of Jonathan D. Gray, Robert G. Harper or William J. Stein is unable or unwilling to serve, for any reason, as a director on the Invitation Homes Board at the REIT Merger Effective Time, the Majority Shareholders shall have the right to designate another individual to become an Invitation Homes Designee in the place of such unavailable Invitation Homes Designee.

(b) Following the Closing, the corporate headquarters and operations for the Invitation Homes Entities will be in Dallas, Texas.

Article IV

REPRESENTATIONS AND WARRANTIES

OF THE STARWOOD WAYPOINT PARTIES

Except (a) as set forth in the disclosure letter delivered by Starwood Waypoint to Invitation Homes contemporaneously with the execution and delivery of this Agreement (the “Starwood Waypoint Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Starwood Waypoint Disclosure Letter with respect to any Section or subsection of this Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, provided that nothing in the Starwood Waypoint Disclosure Letter is intended to broaden the scope of any representation or warranty of the Starwood Waypoint Parties made herein), or (b) as disclosed in publicly available Starwood Waypoint SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Starwood Waypoint Parties hereby jointly and severally represent and warrant to the Invitation Homes Parties as follows:

Section 4.1. Organization and Qualification; Subsidiaries.

(a) Starwood Waypoint is a real estate investment trust duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted. Starwood Waypoint is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(b) Each Starwood Waypoint Subsidiary is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have such power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect. Each Starwood Waypoint Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(c) Section 4.1(c) of the Starwood Waypoint Disclosure Letter sets forth a true and complete list of Starwood Waypoint Subsidiaries, including a list of each Starwood Waypoint Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”) for U.S. federal income tax purposes, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Starwood Waypoint Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial interest held, directly or indirectly, by Starwood Waypoint in and to each Starwood Waypoint Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial interest held by any Person other than Starwood Waypoint or a Starwood Waypoint Subsidiary in each Starwood Waypoint Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Starwood Waypoint Subsidiary.

(d) Except as set forth in Section 4.1(d) of the Starwood Waypoint Disclosure Letter, no Starwood Waypoint Entity, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in Starwood Waypoint Subsidiaries, loans to any Taxable REIT Subsidiary of Starwood Waypoint, investments in bank time deposits and money market accounts).

(e) Except as set forth in Section 4.1(e) of the Starwood Waypoint Disclosure Letter, Starwood Waypoint has not exempted any “Person” from the “Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Declaration of Trust of Starwood Waypoint (the “Starwood Waypoint Declaration of Trust”), which exemption or Excepted Holder Limit is currently in effect.

(f) There are no partners of Starwood Waypoint LP other than as set forth on Section 4.1(f) of the Starwood Waypoint Disclosure Letter. Section 4.1(f) of the Starwood Waypoint Disclosure Letter sets forth the number of partnership units held by each partner in Starwood Waypoint LP. Starwood Waypoint GP, Inc., a Delaware corporation and a wholly owned subsidiary of Starwood Waypoint, is the sole general partner of Starwood Waypoint LP.

(g) Starwood Waypoint has made available to Invitation Homes complete and correct copies of (i) the Starwood Waypoint Declaration of Trust and the Starwood Waypoint Bylaws, each as amended or supplemented to date, and (ii) the Starwood Waypoint LP Agreement, as in effect on the date of this Agreement.

Section 4.2. Capital Structure.

(a) The authorized beneficial interests in Starwood Waypoint consist of (1) 500,000,000 Starwood Waypoint Common Shares, and (2) 100,000,000 preferred shares of beneficial interest, par value $0.01 per share, without designation as to class or series. At the close of business on August 9, 2017, (A) 128,307,181 Starwood Waypoint Common Shares were issued and outstanding, (B) 588,447 Starwood Waypoint Common Shares (and $0.00 in accrued but unpaid cash dividends) were subject to Starwood Waypoint Restricted Share Units, (C) 164,817 Starwood Waypoint Common Shares (and $72,521 in accrued but unpaid cash dividends) were subject to Starwood Waypoint Performance Share Units (at “target” performance) and 288,450 Starwood Waypoint Common Shares were subject to Starwood Waypoint Performance Share Units (at maximum performance), (D) 4,370,396 Starwood Waypoint Common Shares were available for grant under Starwood Waypoint Equity Plans, and (E) 16,954,299 Starwood Waypoint Common Shares issuable upon conversion of the Starwood Waypoint Convertible Notes, consisting of Starwood Waypoint’s 3.00% Convertible Senior Notes due 2019, which has an aggregate amount of $230,000,000 outstanding thereunder and a current conversion price of $30.76, 4.50% Convertible Notes due 2017, which has an aggregate amount of $3,602,000 outstanding thereunder and a current conversion price of $29.43, and 3.50% Convertible Senior Notes due 2022, which has an aggregate amount of $345,000,000 outstanding thereunder and a current conversion price of $36.88, (F) 5,849,824 Starwood Waypoint Common Shares issuable upon the redemption of the Starwood Waypoint LP Units; and (G) no preferred shares were issued and outstanding. All issued and outstanding Starwood Waypoint Common Shares are duly authorized, validly issued, fully paid and nonassessable, and no class of equity of Starwood Waypoint is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Starwood Waypoint Entities having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Starwood Waypoint Common Shares or Starwood Waypoint LP Units may vote, except that Starwood Waypoint Convertible Notes are convertible into Starwood Waypoint Common Shares. Section 4.2(a) of the Starwood Waypoint Disclosure Letter sets forth a list with respect to each Starwood Waypoint Equity Award outstanding as of the date of this Agreement, including (A) the name of the holder of such Starwood Waypoint Equity Award, (B) the type of Starwood Waypoint Equity Award, (C) the number of Starwood Waypoint Common Shares subject to such Starwood Waypoint Equity Award, (D) the date of grant of such Starwood Waypoint Equity Award, and (E) the vesting schedule for such Starwood Waypoint Equity Award (including applicable performance metrics). As of the date hereof, there are no other rights, options, stock or unit appreciation rights, phantom stock or units, restricted stock units, dividend equivalents or similar rights with respect to or any payments or rights to payments in respect of Starwood Waypoint Common Shares other than as disclosed on Section 4.2(a) of the Starwood Waypoint Disclosure Letter. Each Starwood Waypoint Equity Award has been granted in accordance in all material respects with the terms of the applicable Starwood Waypoint Equity Plan and the applicable agreement(s) evidencing grants thereunder, and with applicable Law. Section 4.2(a) of the Starwood Waypoint Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of Starwood Waypoint LP Units held by, each partner in Starwood Waypoint LP. Except as set forth in Section 4.2(a) of the Starwood Waypoint Disclosure Letter, there are no other partnership interests or other equity or ownership interests in Starwood Waypoint LP and there are no existing options, profits interests, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the partnership interests or other equity or ownership interests in Starwood Waypoint LP or other securities which would require Starwood Waypoint LP to issue or sell any partnership interests or other equity or ownership interests in Starwood Waypoint LP. Since the close of business on August 9, 2017 through the date hereof, no Starwood Waypoint Common Shares have been issued, and no Starwood Waypoint Restricted Share Units or Starwood Waypoint Performance Share Units have been granted, other than the issuance of Starwood Waypoint Common Shares upon the exercise of options and the issuance of Starwood Waypoint Common Shares upon vesting of Starwood Waypoint Restricted Share Unit awards, in each case in accordance with the Starwood Waypoint Equity Plans.

(b) All of the issued and outstanding shares of capital stock of each of the Starwood Waypoint Subsidiaries that is a corporation is duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Starwood Waypoint Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Starwood Waypoint Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, if it is a corporation, nonassessable. Except as set forth in Section 4.2(b) of the Starwood Waypoint Disclosure Letter, Starwood Waypoint owns, directly or indirectly, all of the issued and outstanding shares of capital stock and other ownership interests of each of the Starwood Waypoint Subsidiaries, free and clear of all Liens other than (i) statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, (ii) transfer and other restrictions under applicable federal and state securities Laws and (iii) in the case of Starwood Waypoint Subsidiaries that are immaterial to the Starwood Waypoint Entities, taken as a whole, immaterial Liens, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Starwood Waypoint Entity or which would require any Starwood Waypoint Entity to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(c) Except as set forth in this Section 4.2(c) or in Section 4.2(c) of the Starwood Waypoint Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which any Starwood Waypoint Entity is a party or by which any of them is bound, obligating any Starwood Waypoint Entity to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional Starwood Waypoint Common Shares or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any Starwood Waypoint Entity or obligating any Starwood Waypoint Entity to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.2(c) of the Starwood Waypoint Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of any Starwood Waypoint Entity to repurchase, redeem or otherwise acquire any Starwood Waypoint Common Shares or other equity securities of any Starwood Waypoint Entity (other than in satisfaction of withholding Tax obligations pursuant to Starwood Waypoint Equity Awards to the extent permitted on the date of this Agreement by the applicable Starwood Waypoint Equity Plan and the applicable agreement evidencing the grant of such Starwood Waypoint Equity Award thereunder or pursuant to arrangements among any Starwood Waypoint Entities). No Starwood Waypoint Entity is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other ownership interest of any Starwood Waypoint Entity.

(d) All dividends or other distributions on the Starwood Waypoint Common Shares and any material dividends or other distributions on any securities of any Starwood Waypoint Subsidiary that is not wholly owned by Starwood Waypoint that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.3. Authority.

(a) Each Starwood Waypoint Party has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Starwood Waypoint Shareholder Approval with respect to the REIT Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Starwood Waypoint Parties and the consummation by the Starwood Waypoint Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action, and the Starwood Waypoint LP General Partner and its board of directors have approved this Agreement and the Partnership Merger as the sole general partner of Starwood Waypoint LP, and no other proceedings on the part of any Starwood Waypoint Entity are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject to receipt of the Starwood Waypoint Shareholder Approval, the filing of the Articles of REIT Merger with and acceptance for record of the Articles of REIT Merger by the SDAT, the filing of the Certificate of REIT Merger with the Delaware Secretary of State and the filing of the Partnership Certificate of Merger with the Delaware Secretary of State. Starwood Waypoint’s board of trustees (the “Starwood Waypoint Board”), at a duly held meeting, has, by unanimous vote of the Starwood Waypoint Board members, (i) approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and declared that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of Starwood Waypoint and the holders of Starwood Waypoint Common Shares, (ii) directed that the REIT Merger and the other transactions contemplated hereby be submitted for consideration at the Starwood Waypoint Shareholder Meeting, and (iii) resolved to recommend that the shareholders of Starwood Waypoint vote in favor of the approval of the REIT Merger and the other transactions contemplated hereby (the “Starwood Waypoint Recommendation”) and to include such recommendation in the Disclosure Document, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by each Starwood Waypoint Party and, assuming due authorization, execution and delivery by each of the Invitation Homes Parties, constitutes a legally valid and binding obligation of the Starwood Waypoint Parties, enforceable against the Starwood Waypoint Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.4. No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.4(a) of the Starwood Waypoint Disclosure Letter, the execution and delivery of this Agreement by the Starwood Waypoint Parties does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by the Starwood Waypoint Parties (i) assuming receipt of the Starwood Waypoint Shareholder Approval, will not conflict with or violate any provision of (A) the Starwood Waypoint Declaration of Trust, the Starwood Waypoint Bylaws, Starwood Waypoint LP’s certificate of limited partnership or the Starwood Waypoint LP Agreement or (B) any equivalent organizational or governing documents of any other Starwood Waypoint Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained, all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, will not conflict with or violate any Law applicable to any Starwood Waypoint Entity or by which any property or asset of any Starwood Waypoint Entity is bound, and (iii) will not require any consent or approval (except as contemplated by Section 4.4(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of any Starwood Waypoint Entity under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or sale under, or result in the triggering of any payment or creation of a Lien on any property or asset of any Starwood Waypoint Entity pursuant to, any Starwood Waypoint Material Contract, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Starwood Waypoint Parties does not, and the performance of this Agreement by the Starwood Waypoint Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Disclosure Document and a registration statement on Form S-4 pursuant to which the offer and sale of shares of Invitation Homes Common Stock in the REIT Merger will be registered pursuant to the Securities Act and in which the Disclosure Document will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of REIT Merger with and the acceptance for record of the Articles of REIT Merger by the SDAT in such form as required by, and executed in accordance with, the relevant provisions of Maryland REIT Law and the filing of the Certificate of REIT Merger with the Delaware Secretary of State in such form as required by, and executed in accordance with, the relevant provisions of the DLLCA, (iii) the filing of the Partnership Certificate of Merger with the Delaware Secretary of State in such form as required by, and executed in accordance with, the relevant provisions of the DRULPA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) such filings as may be required in connection with state and local transfer Taxes, (vi) as may be required under the rules and regulations of the NYSE, or (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

Section 4.5. Permits; Compliance with Law.

(a) Each Starwood Waypoint Entity is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, registrations, grants, franchises, certifications and clearances of any Governmental Authority necessary for the Starwood Waypoint Entities to own, lease and, to the extent applicable, operate their properties and assets or to carry on their businesses as they are being conducted as of the date of this Agreement (the “Starwood Waypoint Permits”), and all such Starwood Waypoint Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Starwood Waypoint Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect. All applications required to have been filed for the renewal of the Starwood Waypoint Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Starwood Waypoint Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect. Since January 5, 2016 through the date hereof, no Starwood Waypoint Entity has received any claim or notice from a Governmental Authority nor has any knowledge indicating that any Starwood Waypoint Entity is currently not in compliance with the terms of any such Starwood Waypoint Permits, except where the failure to be in compliance with the terms of any such Starwood Waypoint Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(b) Since January 5, 2016, no Starwood Waypoint Entity is or has been in conflict with, or in default or violation of (i) any Law applicable to any Starwood Waypoint Entity or its businesses and activities, or by which any property or asset of any Starwood Waypoint Entity is bound or (ii) any Starwood Waypoint Permits, except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

Section 4.6. SEC Filings; Financial Statements.

(a) Starwood Waypoint has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities

Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 5, 2016 (collectively, the “Starwood Waypoint SEC Filings”). Each Starwood Waypoint SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Starwood Waypoint Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Starwood Waypoint SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of Starwood Waypoint and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) The Starwood Waypoint Entities have devised and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization and (2) transactions are recorded as necessary to permit preparation of the financial statements of the Starwood Waypoint Entities and to maintain accountability for the assets of the Starwood Waypoint Entities. Since January 5, 2016, Starwood Waypoint has disclosed to Starwood Waypoint’s auditors and the Starwood Waypoint Board or the audit committee of the Starwood Waypoint Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Starwood Waypoint’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Starwood Waypoint’s internal controls, and Starwood Waypoint has made available to Invitation Homes copies of any material written materials relating to the foregoing. The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Starwood Waypoint are reasonably designed to ensure that material information required to be disclosed by Starwood Waypoint in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Starwood Waypoint to allow timely decisions regarding required disclosure and to enable Starwood Waypoint’s principal executive officer and its principal financial officer to make the certifications required under the Exchange Act with respect to such reports.

(d) Except as set forth in Section 4.6(d) of the Starwood Waypoint Disclosure Letter or as and to the extent disclosed or reserved against on Starwood Waypoint’s most recent balance sheet (or in the notes thereto) included in the Starwood Waypoint SEC Filings, none of Starwood Waypoint or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or in the notes thereto), except for liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Starwood Waypoint SEC Filings, (ii) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect or (iii) incurred in connection with this Agreement or the transactions contemplated hereunder.

(e) Except as set forth in Section 4.6(e) of the Starwood Waypoint Disclosure Letter, to the knowledge of Starwood Waypoint, none of the Starwood Waypoint SEC Filings is as of the date of this Agreement the subject of ongoing SEC review and Starwood Waypoint has not received any comments from the SEC with respect to any of the Starwood Waypoint SEC Filings which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Starwood Waypoint which has not been adequately addressed.

Section 4.7. Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of any Starwood Waypoint Entity for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Disclosure Document will, at the date it is first mailed to the shareholders of Starwood Waypoint and the stockholders of Invitation Homes and at the time of the Starwood Waypoint Shareholder Meeting and, if applicable, the Invitation Homes Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b) Notwithstanding anything to the contrary in this Section 4.7 or this Agreement, Starwood Waypoint makes no representation or warranty with respect to statements made or incorporated or any omissions in the Form S-4 or the Disclosure Document to the extent such statements or omissions are based upon information supplied to Starwood Waypoint by or on behalf of an Invitation Homes Party.

Section 4.8. Absence of Certain Changes or Events. Between December 31, 2016 and the date of this Agreement, except as contemplated by this Agreement or as set forth in Section 4.8 of the Starwood Waypoint Disclosure Letter, (a) each Starwood Waypoint Entity has conducted its business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any event, circumstance, change, occurrence, development or effect that, individually or in the aggregate with all other events, circumstances, changes, occurrences, developments or effects, would reasonably be expected to result in a Starwood Waypoint Material Adverse Effect.

Section 4.9. Employee Benefit Plans.

(a) Section 4.9(a) of the Starwood Waypoint Disclosure Letter sets forth all material Benefit Plans sponsored, maintained or contributed to by any Starwood Waypoint Entity as of the date of this Agreement (the “Starwood Waypoint Benefit Plans”). With respect to each Starwood Waypoint Benefit Plan set forth on such schedule, as of the date hereof, Starwood Waypoint has made available to Invitation Homes a true, correct, and complete copy of (i) each writing constituting a part of such Starwood Waypoint Benefit Plan, including all plan documents, trust agreements, insurance contracts, and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description, if any, (iv) the most recent annual financial report, if any, and (v) the most recent annual actuarial report, if any.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect: (i) none of the Starwood Waypoint Entities has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy, or other arrangement under which any current or former officer, employee, director, agent or consultant has any present or future right to benefits), which has created or will create any obligation with respect to, or has resulted in or will result in any liability to any Invitation Homes Entity and (ii) each Starwood Waypoint Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is so qualified, and no circumstances exist and no events have occurred that could adversely affect the qualified status of any such plan.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect: (i) each Starwood Waypoint Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code, to the extent applicable thereto; (ii) all contributions or other amounts required to be made to any Starwood Waypoint Benefit Plan by applicable Law or regulation or by any Starwood Waypoint Benefit Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Starwood Waypoint Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued in accordance with GAAP; and (iii) as of the date hereof, there are no pending, threatened or, to the knowledge of Starwood Waypoint, anticipated claims (other than ordinary claims for benefits in accordance with the terms of Starwood Waypoint Benefit Plans and appeals of such claims) by, on behalf of or against any of the Starwood Waypoint Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of any Starwood Waypoint Entity. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, no Starwood Waypoint Entity and no other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Starwood Waypoint Benefit Plans or their related trusts, any Starwood Waypoint Entity or any Person that any Starwood Waypoint Entity has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(d) None of the Starwood Waypoint Entities maintains, contributes to or participates in, or otherwise has any obligations or liability, or has within the last six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability, in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) No Starwood Waypoint Entity has any material liability for life, health, medical, or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to any Starwood Waypoint Entity.

(f) Except as set forth in Section 4.9(f) of the Starwood Waypoint Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to (either alone or in combination with any other event) result in, cause the accelerated vesting, funding, or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of any Starwood Waypoint Entity, or result in any limitation on the right of any Starwood Waypoint Entity to amend, merge, terminate, or receive a reversion of assets from any Starwood Waypoint Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth on Section 4.9(f) of the Starwood Waypoint Disclosure Letter, no amount paid or payable (whether in cash, in property, or in the form of benefits) by any Starwood Waypoint Entity in connection with the transactions contemplated hereby (either alone or in combination with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) Except as set forth in Section 4.9(g) of the Starwood Waypoint Disclosure Letter, no Starwood Waypoint Entity has any gross-up or indemnity obligation under any Starwood Waypoint Benefit Plan for any Taxes imposed under Section 4999, 409A or 105(h) of the Code.

(h) The Starwood Waypoint Benefit Plans are not mandated by a government other than the United States and are not subject to the Laws of a jurisdiction outside of the United States.

Section 4.10. Labor and Other Employment Matters.

(a) Except as disclosed in Section 4.10 of the Starwood Waypoint Disclosure Letter, (i) no Starwood Waypoint Entity is a party to or bound by any collective bargaining or similar agreement (a “Collective Bargaining Agreement”) or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of any Starwood Waypoint Entity, (ii) as of the date hereof, there are no strikes or lockouts with respect to any employees of any Starwood Waypoint Entity (“Starwood Waypoint Employees”), (iii) to the knowledge of Starwood Waypoint, as of the date hereof, there is no union organizing effort pending or threatened against any Starwood Waypoint Entity, (iv) as of the date hereof, there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Starwood Waypoint, threatened with respect to Starwood Waypoint Employees, and (v) as of the date hereof, there is no slowdown, work stoppage or similar labor activity in effect or, to the knowledge of Starwood Waypoint, threatened with respect to Starwood Waypoint Employees; except, with respect to clauses (ii) through (v) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect.

(b) Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, the Starwood Waypoint Entities are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment, (iii) wages and hours, (iv) the proper classification of employees as exempt or non-exempt from laws requiring the payment of overtime; (v) the proper classification of individuals as non-employee contractors, (vi) unfair labor practices, and (vii) occupational safety and health and immigration. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, each Starwood Waypoint Employee has been properly classified as “exempt” or “non-exempt” under applicable Law.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, as of the date hereof, there have been no written claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer, trustee or director of any Starwood Waypoint Entity at any time since January 5, 2016 and, to the knowledge of Starwood Waypoint, no facts exist that could reasonably be expected to give rise to such claims or actions.

Section 4.11. Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, or as set forth in Section 4.11 of the Starwood Waypoint Disclosure Letter, (a) there is no Action pending or, to the knowledge of Starwood Waypoint, threatened, nor, to the knowledge of Starwood Waypoint, is there any investigation pending or threatened by any Governmental Authority, in each case, against any Starwood Waypoint Entity, and (b) no Starwood Waypoint Entity, and no property of any Starwood Waypoint Entity, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.12. Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, or as set forth in Section 4.12 of the Starwood Waypoint Disclosure Letter:

(i) To the knowledge of Starwood Waypoint, each Starwood Waypoint Entity is in compliance with all, and has not violated any, applicable Environmental Laws;

(ii) To the knowledge of Starwood Waypoint, each Starwood Waypoint Entity has all Environmental Permits necessary to conduct its current operations and is in compliance with its Environmental Permits, and there is no reasonable basis for any such Environmental Permits to be revoked, adversely modified, or not renewed;

(iii) To the knowledge of Starwood Waypoint, as of the date hereof, no Starwood Waypoint Entity has received any written notice, demand, letter or claim alleging that any such Starwood Waypoint Entity is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against any Starwood Waypoint Entity which remains unresolved, and there is no litigation, request for information or other proceeding pending against, or, to the knowledge of Starwood Waypoint, threatened against or affecting, any Starwood Waypoint Entity under any Environmental Law or regarding any Hazardous Substances, and to the knowledge of Starwood Waypoint there is no investigation pending or threatened against any Starwood Waypoint Entity under any Environmental Law;

(iv) Except with respect to conditions included in “no further action letters” made available to Invitation Homes prior to the date of this Agreement, no Starwood Waypoint Entity has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances;

(v) No Starwood Waypoint Entity has assumed, by contract or, to the knowledge of Starwood Waypoint, by operation of Law, any liability under any Environmental Law or regarding any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or regarding any Hazardous Substances;

(vi) No Starwood Waypoint Entity has caused, and, to the knowledge of Starwood Waypoint, no Third Party has caused, any release of a Hazardous Substance, and to the knowledge of Starwood Waypoint, Hazardous Substances are not otherwise present, at any location that would be required to be investigated or remediated by any Starwood Waypoint Entity; and

(vii) No Starwood Waypoint Entity has been adversely affected by droughts or water rationing measures or by restrictions or prohibitions on water use arising out of water quality concerns, and to the knowledge of Starwood Waypoint no such rationing measures, restrictions or prohibitions are proposed or contemplated by any Governmental Authority; and no Starwood Waypoint Entity has been adversely affected by flooding or other extreme precipitation events.

Section 4.13. Intellectual Property. Except as set forth in Section 4.13 of the Starwood Waypoint Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, (i) the Starwood Waypoint Entities own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Starwood Waypoint Entities as it is currently conducted, (ii) the conduct of the business of the Starwood Waypoint Entities as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) as of the date hereof, there are no pending or, to the knowledge of Starwood Waypoint, threatened claims with respect to any of the Intellectual Property rights owned by any Starwood Waypoint Entity, and (iv) to the knowledge of Starwood Waypoint, as of the date hereof, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Starwood Waypoint Entities. The Starwood Waypoint Entities are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

Section 4.14. Properties.

(a) Section 4.14(a) (Part I) of the Starwood Waypoint Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by any Starwood Waypoint Entity as of August 9, 2017 (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Starwood Waypoint Property” and collectively referred to herein as the “Starwood Waypoint Properties”). Section 4.14(a) (Part II) of the Starwood Waypoint Disclosure Letter sets forth a list of the address of each real property which, as of August 9, 2017, is under contract or signed letter of intent by a Starwood Waypoint Entity for purchase or sale by such Starwood Waypoint Entity or which is required under a binding contract to be leased or subleased by a Starwood Waypoint Entity (as lessee or sublessee) after the date of this Agreement. Except as set forth in Section 4.14(a) (Part II) of the Starwood Waypoint Disclosure Letter, as of the date hereof, there are no real properties that any Starwood Waypoint Entity is obligated to buy, lease or sublease (as lessee or sublessee) at some future date.

(b) A Starwood Waypoint Entity owns good and marketable fee simple or leasehold title (as applicable) to each of the Starwood Waypoint Properties, in each case, free and clear of Liens, except for Starwood Waypoint Permitted Liens or Liens that would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect. For the purposes of this Agreement, “Starwood Waypoint Permitted Liens” shall mean any (i) Liens securing any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) statutory Liens for Taxes or assessments by any Governmental Authority that are not yet subject to penalty or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Starwood Waypoint (if such reserves are required pursuant to GAAP) or that are otherwise not material, (iii) Liens imposed or promulgated by applicable Law or any Governmental Authority, including zoning regulations, permits, and licenses, other than such Liens that would reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, (iv) Liens that are disclosed on the existing Starwood Waypoint Title Insurance Policies made available by or on behalf of any Starwood Waypoint Entity to Invitation Homes prior to the date of this Agreement that, individually or in the aggregate, do not, and would not reasonably be expected to, (x) materially impair the existing use, operation or value, of the applicable property or asset affected by the applicable Lien or (y) constitute a Starwood Waypoint Material Adverse Effect, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP or that are otherwise not material, (vi) Liens arising under any Starwood Waypoint Material Contracts or any other service contracts, management agreements, leasing commission agreements, or other similar agreements or obligations, (vii) any Starwood Waypoint Leases, (viii) Liens imposed by any homeowners’ association, including in connection with unpaid assessments or fines, or uncured violations of applicable homeowners’ association covenants, other than such Liens that would reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, and (ix) any other non-monetary Liens that, individually or in the aggregate, do not, or would not reasonably be expected to, materially impair the value of the applicable Starwood Waypoint Property or the continued use and operation of the applicable Starwood Waypoint Property as currently used and operated as of the date hereof or are being contested in the ordinary course of business in good faith.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, Starwood Waypoint Properties are supplied with utilities and other services as are reasonably necessary for their intended use.

(d) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, the rent rolls for each of the Starwood Waypoint Properties, as of August 9, 2017, which rent rolls have previously been made available by or on behalf of the Starwood Waypoint Entities to Invitation Homes, correctly reference each lease or sublease that was in effect as of August 9, 2017, and to which the Starwood Waypoint Entities are parties as lessors or sublessors with respect to each of the applicable Starwood Waypoint Properties (all leases or subleases, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Starwood Waypoint Leases”).

(e) Except where the failure to have such policies, individually or in the aggregate, would not be material to the Starwood Waypoint Entities or except as provided in Section 4.14(e) of the Starwood Waypoint

Disclosure Letter, each Starwood Waypoint Entity is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Starwood Waypoint Property owned in fee simple (each, a “Starwood Waypoint Title Insurance Policy” and, collectively, the “Starwood Waypoint Title Insurance Policies”). To the knowledge of Starwood Waypoint, as of the date hereof, no written claim has been made against any Starwood Waypoint Title Insurance Policy, which, individually or in the aggregate, has had or would be reasonably expected to have a Starwood Waypoint Material Adverse Effect.

(f) To the knowledge of Starwood Waypoint, Section 4.14(f) of the Starwood Waypoint Disclosure Letter lists each Starwood Waypoint Property which is (i) under development as of the date of this Agreement, and (ii) which as of the date of this Agreement is subject to a binding agreement for development or commencement of construction by a Starwood Waypoint Entity, in each case other than those pertaining to obligations of a Starwood Waypoint Entity under executed Starwood Waypoint Leases and other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business consistent with past practice being performed by a Starwood Waypoint Entity that are individually in the amount of $250,000 or less.

(g) A Starwood Waypoint Entity has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by it as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect. None of the Starwood Waypoint Entities’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Starwood Waypoint Permitted Liens and Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(h) As of the date of this Agreement, no Starwood Waypoint Entity has received any written notice of any condemnation or eminent domain proceeding or zoning change nor, to the knowledge of Starwood Waypoint, has any condemnation or eminent domain proceeding been threatened with respect to any owned Starwood Waypoint Property or Starwood Waypoint Lease, in each case, except for condemnation, eminent domain proceedings or zoning change that have not had and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in a Starwood Waypoint Material Adverse Effect, (i) as of the date hereof, no Starwood Waypoint Entity has received any written notice of any violation of any municipal, state, federal or homeowners’ association law, rule or regulation concerning any Starwood Waypoint Property, and (ii) to Starwood Waypoint’s knowledge, the Starwood Waypoint Properties comply with all applicable zoning laws, ordinances, regulations and deed restrictions and other recorded covenants.

(j) Except as set forth in Section 4.14(j) of the Starwood Waypoint Disclosure Letter, for Starwood Waypoint Permitted Liens or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or binding letter of intent to sell or ground lease any Starwood Waypoint Property or any portion thereof that is owned by any Starwood Waypoint Subsidiary, which, in each case, is in favor of any party other than a Starwood Waypoint Entity.

(k) Section 4.14(k) of the Starwood Waypoint Disclosure Letter lists the parties currently providing third party property management services as of the date hereof, for properties owned by a Starwood Waypoint Entity and the number of Starwood Waypoint Properties currently managed by each such party.

Section 4.15. Taxes. Except as set forth in Section 4.15 of the Starwood Waypoint Disclosure Letter:

(a) Each Starwood Waypoint Entity has (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authority all U.S. federal income and all other material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on its behalf) all material Taxes required to be paid by it, whether or not shown (or required to be shown) on any Tax Return (other than such Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements contained in the Starwood Waypoint SEC Filings in accordance with GAAP).

(b) The financial statements contained in the Starwood Waypoint SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all material Taxes payable by the Starwood Waypoint Entities for all taxable periods and portions thereof through the date of such financial statements. To the knowledge of Starwood Waypoint, the Taxes payable by the Starwood Waypoint Entities since the date of the financial statements contained in the last Starwood Waypoint SEC filings through the Closing Date with respect to all taxable periods and portions thereof through the Closing Date will not materially exceed such reserve as adjusted through the Closing Date for the passage of time and ordinary course business operations of the Starwood Waypoint Entities.

(c) Starwood Waypoint (i) for its taxable years commencing with Starwood Waypoint’s initial taxable year that ended on December 31, 2014 and through and including its taxable year ended December 31, 2016 has qualified to be taxed as a REIT for U.S. federal income tax purposes for all such years; (ii) has operated since January 1, 2017 to the date of this Agreement in such a manner so as to qualify as a REIT for U.S. federal income tax purposes; (iii) intends to continue to operate in such a manner so as to qualify as a REIT for U.S. federal income tax purposes for its taxable year ending on the Closing Date; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status or qualification as a REIT for U.S. federal income tax purposes, and no such challenge to its status or qualification as a REIT for U.S. federal income tax purposes is pending, being threatened in writing or, to Starwood Waypoint’s knowledge, otherwise threatened or asserted.

(d) Each Starwood Waypoint Subsidiary has been at all times since the later of its acquisition by Starwood Waypoint or formation through the date hereof, and at all times through the REIT Merger or the Partnership Merger, as applicable (and the consummation thereof) will be, treated for U.S. federal and state income tax purposes as (i) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

(e) No Starwood Waypoint Entity holds, directly or indirectly, any asset the disposition of which would be subject to Section 1374 of the Code.

(f) As of the date hereof, (i) there are no Tax Proceedings pending, threatened in writing or, to Starwood Waypoint’s knowledge, otherwise threatened or asserted, for and/or in respect of any material Taxes or material Tax Returns of any Starwood Waypoint Entity and no Starwood Waypoint Entity is a party to any litigation or administrative proceeding relating to material Taxes; (ii) no deficiency for Taxes of any Starwood Waypoint Entity has been claimed, proposed or assessed in writing or, to the knowledge of Starwood Waypoint, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect; (iii) no Starwood Waypoint Entity has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; (iv) no Starwood Waypoint Entity currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) no Starwood Waypoint Entity has received a written claim by any Governmental Authority in any jurisdiction where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction; and (vi) no Starwood Waypoint Entity has entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) that would have any material effect in a post-Closing Tax period.

(g) Since its formation, no Starwood Waypoint Entity that is subject to taxation as a REIT for U.S. federal income tax purposes has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code.

(h) Each Starwood Waypoint Entity has complied in all material respects with all applicable Laws relating to the collection, withholding (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or any corresponding or similar provisions of state, local or foreign Laws) and remittance of Taxes and has duly and timely collected and withheld and, in each case, paid over to the appropriate Governmental Authorities on or prior to the due date therefor, all material amounts required to be so collected or withheld. To the knowledge of Starwood Waypoint, no Starwood Waypoint Entity has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. To the knowledge of Starwood Waypoint, no Starwood Waypoint Entity has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(i) There are no Starwood Waypoint Tax Protection Agreements currently in force, and no Person has raised, threatened to raise in writing or, to the knowledge of Starwood Waypoint, otherwise threatened to raise, a material claim against any Starwood Waypoint Entity for any breach of any Starwood Waypoint Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Starwood Waypoint Tax Protection Agreement.

(j) Each Starwood Waypoint Subsidiary Partnership has made, or will have made prior to the Closing, a valid election under Section 754 of the Code, which election shall be in effect for the taxable year of such Starwood Waypoint Subsidiary Partnership that ends on or includes the Closing Date.

(k) There are no Tax Liens for material Taxes upon any property or assets of any Starwood Waypoint Entity except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l) No Starwood Waypoint Entity has received or is subject to any ruling of a Governmental Authority that is still in effect or has any request for such ruling pending with any Governmental Authority. No Starwood Waypoint Entity has entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement with a Governmental Authority, in each case, with respect to any Taxes which agreement will be binding or have effect in a post-Closing Tax period.

(m) There are no Tax allocation, Tax sharing or similar agreements or arrangements with respect to or involving any Starwood Waypoint Entity, and after the Closing Date no Starwood Waypoint Entity shall be bound by any such Tax allocation, Tax sharing or similar agreements or arrangements or have any liability thereunder, in each case, other than agreements solely between or among Starwood Waypoint and/or any Starwood Waypoint Subsidiary, customary tax indemnification provisions of commercial or credit agreements entered into in the ordinary course of business and any Starwood Waypoint Tax Protection Agreements.

(n) No Starwood Waypoint Entity (A) is or has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or any other unitary, combined, consolidated or similar Tax group or (B) has any liability for the Taxes of any Person (other than any Starwood Waypoint Entity) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of any state, local, or foreign Law), as a transferee or successor, or otherwise.

(o) No Starwood Waypoint Entity has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(p) No Starwood Waypoint Entity (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(q) No Starwood Waypoint Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) that is a part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) with the transactions contemplated by this Agreement.

(r) Starwood Waypoint is not aware of any fact or circumstance that could reasonably be expected to prevent the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16. Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, the insurance policies (including title insurance policies, fidelity bonds or other insurance service contracts) covering the Starwood Waypoint Properties (the “Starwood Waypoint Insurance Policies”) are sufficient in order for the Starwood Waypoint Entities to comply with all applicable Laws and the requirements of any Starwood Waypoint Lease. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, as of the date hereof, there is no claim for coverage by any Starwood Waypoint Entity pending under any of the Starwood Waypoint Insurance Policies that has been denied by the insurer. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect, all premiums payable under all Starwood Waypoint Insurance Policies have been paid, and the Starwood Waypoint Entities have otherwise complied in all material respects with the terms and conditions of any material Starwood Waypoint Insurance Policies. To the knowledge of Starwood Waypoint, such Starwood Waypoint Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and as of the date hereof, no written notice of cancellation or termination has been received by any Starwood Waypoint Entity with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, except for such failure to be in full force and effect or replace such policy that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect.

Section 4.17. Opinion of Financial Advisor. The Starwood Waypoint Board has received the written opinion of Evercore Group L.L.C, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to holders of Starwood Waypoint Common Shares (other than Invitation Homes and its Affiliates).

Section 4.18. Vote Required. The affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Starwood Waypoint Common Shares on the matter (the “Starwood Waypoint Shareholder Approval”) is the only vote of the holders of any class or series of shares of beneficial interest of Starwood Waypoint necessary to approve the REIT Merger, the Partnership Merger or the other transactions contemplated hereby. No vote of the limited partners of Starwood Waypoint LP is necessary to approve the REIT Merger, the Partnership Merger or the other transactions contemplated hereby.

Section 4.19. Brokers. Except as set forth in Section 4.19 of the Starwood Waypoint Disclosure Letter, no broker, finder or investment banker (other than Evercore Group L.L.C, and Morgan Stanley & Co. Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers or any other transaction contemplated by this Agreement based upon arrangements made by or on behalf of any Starwood Waypoint Entity. Starwood Waypoint has made available to Invitation Homes a true and correct copy of its engagement letter with Evercore Group L.L.C. and its engagement letter with Morgan Stanley & Co. Incorporated.

Section 4.20. Takeover Statutes. None of the Starwood Waypoint Entities nor any of their respective affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the then outstanding shares of Invitation Homes Common Stock. Starwood Waypoint and the Starwood Waypoint Board have taken all action necessary to render inapplicable to the Mergers the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Mergers. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.21. Material Contracts.

(a) Except as set forth in Section 4.21 of the Starwood Waypoint Disclosure Letter or as filed as exhibits to the Starwood Waypoint SEC Filings, as of the date of this Agreement no Starwood Waypoint Entity is a party to or bound by the following (the term “Starwood Waypoint Material Contracts” shall mean, collectively, the documents listed in Section 4.21 of the Starwood Waypoint Disclosure Letter (or required to be so listed or filed)):

(i) any Contract that is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act, other than any such Contract that is not required to be filed under clause (iii)(C) thereof;

(ii) any partnership, joint venture, limited liability company or other similar agreements or arrangements with a Third Party;

(iii) any Contract or executed letter of intent involving or providing for the future disposition or acquisition of assets or properties with a fair market value or purchase price in excess of $10,000,000, or any merger, consolidation, or similar business combination transaction;

(iv) any Contract relating to development, construction, capital expenditures or purchase of materials, supplies, equipment or other assets or properties (other than in the ordinary course of business consistent with past practice) in each case requiring aggregate payments by a Starwood Waypoint Entity in excess of $5,000,000 during their remaining term and that is not terminable by such Starwood Waypoint Entity without penalty within ninety (90) days;

(v) any Collective Bargaining Agreement;

(vi) any agreement or indenture relating to any Indebtedness (including any guarantee thereof) in an amount in excess of $10,000,000 or any letters of credit or similar instruments issued for the account of any Starwood Waypoint Entity or to mortgaging, pledging or otherwise placing a Lien securing obligations in excess of $10,000,000 on any portion of the assets of the Starwood Waypoint Entity, other than any such agreement, indenture, letter of credit or instrument solely between or solely among Starwood Waypoint and wholly owned Starwood Waypoint Subsidiaries;

(vii) any lease or Contract with Third Parties under which it is lessee of, or holds or operates any personal property or real property owned by any other party, for which the annual rental exceeds $1,000,000;

(viii) any Contract relating to any interest rate, foreign exchange, derivatives or hedging transactions;

(ix) any Contract governing the sale, disposition or licensing of any Intellectual Property, or the provision of any information technology related services, by or to the Starwood Waypoint Entities, in each case to the extent material to the business of the Starwood Waypoint Entities, taken as a whole, and outside of the ordinary course of business consistent with past practice, other than licenses for the use of commercially available software;

(x) any Contract that (A) restricts a Starwood Waypoint Entity or its Affiliates from engaging in any line of business or obligates a Starwood Waypoint Entity or its Affiliates not to compete with another Person or in any geographic area or during any period of time or that would otherwise limit the freedom of Starwood Waypoint and its Affiliates (including the Invitation Homes Entities after the Closing Date) from engaging in any line of business after the Closing Date or (B) prohibits any Starwood Waypoint Entity or its Affiliates from hiring or soliciting for hire any group of employees or customers, in each case in clauses (A) and (B) that is material to the Starwood Waypoint Entities or would reasonably be expected to be material to Starwood Waypoint and its Affiliates (including the Invitation Homes Entities after the Closing Date);

(xi) any Contract pursuant to which a Starwood Waypoint Entity has an obligation to make an investment in or loan to any other Person, other than another Starwood Waypoint Entity, in excess of $1,000,000;

(xii) any Contract that prohibits the payment of dividends or distributions in respect of Starwood Waypoint Common Shares or shares or other equity interests of any Starwood Waypoint Entity, prohibit the pledging of the Starwood Waypoint Common Shares or shares or other equity interests of any Starwood Waypoint Entity or prohibit the issuance of guarantees by a Starwood Waypoint Entity, in each case that will not be terminated at or prior to the Closing Date; or

(xiii) any Contract (A) granting most favored nations pricing rights to any Person that is not a Starwood Waypoint Entity or (B) granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Starwood Waypoint Properties that, individually or in the aggregate, is material to the Starwood Waypoint Entities, taken as a whole.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, each Starwood Waypoint Material Contract constitutes a legally valid and binding obligation of each Starwood Waypoint Entity that is a party thereto, as applicable, on the one hand, and, to the knowledge of the Starwood Waypoint Parties, each other party thereto, on the other hand, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect, (i) no Starwood Waypoint Entity has violated or breached, or committed any default (or, to the knowledge of the Starwood Waypoint Parties, as of the date hereof, has received notice alleging any violation, breach, or default) under any Starwood Waypoint Material Contract; (ii) to the knowledge of the Starwood Waypoint Parties, as of the date hereof, no other Person that is a party to any Starwood Waypoint Material Contract has violated or breached, or committed any default (or has received written notice alleging any violation, breach or default) under such Starwood Waypoint Material Contract; and (iii) to the knowledge of the Starwood Waypoint Parties, as of the date of this Agreement, no other event or circumstance has occurred that, with or without notice or lapse of time or both, would result in or give any party to any Starwood Waypoint Material Contract a right of acceleration or early termination thereof.

Section 4.22. Affiliate Transactions. Except as set forth in Section 4.22 of the Starwood Waypoint Disclosure Letter or in Starwood Waypoint SEC Filings, from January 5, 2016 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between any Starwood Waypoint Entity, on the one hand, and any Affiliates (other than Starwood Waypoint Subsidiaries) of Starwood

Waypoint or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Article V

REPRESENTATIONS AND WARRANTIES

OF THE INVITATION HOMES PARTIES

Except (a) as set forth in the disclosure letter delivered by Invitation Homes to Starwood Waypoint contemporaneously with the execution and delivery of this Agreement (the “Invitation Homes Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Invitation Homes Disclosure Letter with respect to any Section or subsection of this Agreement shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, provided that nothing in the Invitation Homes Disclosure Letter is intended to broaden the scope of any representation or warranty of the Invitation Homes Parties made herein), or (b) as disclosed in publicly available Invitation Homes SEC Filings, filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Invitation Homes Parties hereby jointly and severally represent and warrant to the Starwood Waypoint Parties as follows:

Section 5.1. Organization and Qualification; Subsidiaries.

(a) Invitation Homes is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted. Invitation Homes is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(b) Invitation Homes LP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted. Invitation Homes LP is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(c) Section 5.1(c) of the Invitation Homes Disclosure Letter sets forth a true and complete list of Invitation Homes Subsidiaries, including a list of each Invitation Homes Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Invitation Homes Subsidiary, (ii) the type of and percentage of voting, equity, profits, capital and other beneficial interest held, directly or indirectly, by Invitation Homes in and to each Invitation Homes Subsidiary, (iii) the names of and the type of and percentage of voting, equity, profits, capital and other beneficial interest held by any Person other than Invitation Homes or an Invitation Homes Subsidiary in each Invitation Homes Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Invitation Homes Subsidiary.

(d) Except as set forth in Section 5.1(d) of the Invitation Homes Disclosure Letter, no Invitation Homes Entity, directly or indirectly, owns any interest or investment (whether equity or debt) in any Person (other than equity interests in Invitation Homes Subsidiaries, loans to any Taxable REIT Subsidiary of Invitation Homes, investments in bank time deposits and money market accounts).

(e) Except as set forth in Section 5.1(e) of the Invitation Homes Disclosure Letter, Invitation Homes has not exempted any “Person” from the “Aggregate Stock Ownership Limit” and the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Invitation Homes Charter, which exemption or Excepted Holder Limit is currently in effect.

(f) There are no partners of Invitation Homes LP other than as set forth on Section 5.1(f) of the Invitation Homes Disclosure Letter. Section 5.1(f) of the Invitation Homes Disclosure Letter sets forth the number of units of limited partner interest held by each partner in Invitation Homes LP. Invitation Homes OP GP LLC, a Delaware limited liability company, is the sole general partner of Invitation Homes LP (the “Invitation Homes LP General Partner”).

(g) Each Invitation Homes Subsidiary (other than Invitation Homes LP) is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted, except for such failures to be so organized, in good standing or have such power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect. Each Invitation Homes Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(h) Invitation Homes has made available to Starwood Waypoint complete and correct copies of (i) the Invitation Homes Charter and the Invitation Homes Bylaws, (ii) the Invitation Homes LP Agreement, and (iii) the Invitation Homes Stockholders Agreement, in each case, as in effect immediately prior to the execution of this Agreement and any amendments or supplements thereto.

Section 5.2. Capital Structure.

(a) The authorized capital stock of Invitation Homes consist of (i) 9,000,000,000 shares of Invitation Homes Common Stock and (ii) and 900,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on August 4, 2017, (A) 310,376,634 shares of Invitation Homes Common Stock were issued and outstanding (including 7,800 shares of restricted Invitation Homes Common Stock subject to vesting under the Invitation Homes Equity Plan), (B) no shares of preferred stock of Invitation Homes were issued and outstanding, and (C) 5,029,773 shares of Invitation Homes Common Stock were reserved for issuance in respect of outstanding restricted stock units and performance stock units (at maximum performance) granted pursuant to the Invitation Homes Equity Plan. All of the issued and outstanding shares of Invitation Homes Common Stock are duly authorized, validly issued, fully paid and nonassessable, and no class or series of capital stock of Invitation Homes is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Invitation Homes Entities having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Invitation Homes Common Stock may vote. Each Invitation Homes Equity Award has been granted in accordance in all material respects with the terms of the applicable Invitation Homes Equity Plan and the applicable agreement(s) evidencing grants thereunder, and with applicable Law. Since the close of business on August 4, 2017 through the date hereof, no shares of Invitation Homes Common Stock have been issued, and no restricted stock units or performance stock units have been granted, other than the Invitation Homes Common Shares upon vesting of restricted stock units or performance stock unit awards, in accordance with the Invitation Homes Equity Plans.

(b) All of the issued and outstanding Invitation Homes LP Units are owned directly or indirectly by Invitation Homes. Section 5.1(f) of the Invitation Homes Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of Invitation Homes LP Units held by, each partner in Invitation Homes LP. Except as set forth Section 5.2(b) of the Invitation Homes Disclosure Letter, there are no other partnership interests or other equity or ownership interests in Invitation Homes LP and there are no existing options, profits interests, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the partnership interests or other equity or ownership interests in Invitation Homes LP or other securities which would require Invitation Homes LP to issue or sell any partnership interests or other equity or ownership interests in Invitation Homes LP.

(c) All of the issued and outstanding shares of capital stock of each of the Invitation Homes Subsidiaries that is a corporation is duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Invitation Homes Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Invitation Homes Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, if it is a corporation, nonassessable. Except as set forth in Section 5.2(c) of the Invitation Homes Disclosure Letter, Invitation Homes owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Invitation Homes Subsidiaries, free and clear of all Liens other than (i) statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, (ii) transfer and other restrictions under applicable federal and state securities Laws and (iii) in the case of Invitation Homes Subsidiaries that are immaterial to the Invitation Homes Entities, taken as a whole, immaterial Liens, and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Invitation Homes Entity or which would require any Invitation Homes Entity to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.

(d) Except as set forth in this Section 5.2(d) or in Section 5.2(d) of the Invitation Homes Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which any Invitation Homes Entity is a party or by which any of them is bound, obligating any Invitation Homes Entity to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Invitation Homes Common Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any Invitation Homes Entity or obligating any Invitation Homes Entity to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 5.2(d) of the Invitation Homes Disclosure Letter, as of the date of this Agreement, there are no outstanding contractual obligations of any Invitation Homes Entity to repurchase, redeem or otherwise acquire any shares of Invitation Homes Common Stock or other equity securities of any Invitation Homes Entity (other than in satisfaction of withholding Tax obligations pursuant to Invitation Homes Equity Awards to the extent permitted on the date of this Agreement by the applicable Invitation Homes Equity Plan and the applicable agreement evidencing the grant of such Invitation Homes Equity Award thereunder or pursuant to arrangements among any Invitation Homes Entities). No Invitation Homes Entity is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other ownership interest of any Invitation Homes Entity.

(e) All dividends or other distributions on the shares of Invitation Homes Common Stock and any material dividends or other distributions on any securities of any Invitation Homes Subsidiary that is not wholly owned by Invitation Homes that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.3. Authority.

(a) Each Invitation Homes Party has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Invitation Homes Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each Invitation Homes Party and the consummation by each Invitation Homes Party of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action, and the Invitation Homes LP General Partner has approved this Agreement and the Partnership Merger as the sole general partner of Invitation Homes LP, and no other proceedings on the part of any Invitation Homes Party are necessary to authorize this Agreement or the Mergers or to consummate the transactions contemplated hereby, subject to receipt of the Invitation Homes Stockholder Approval, the filing of the Articles of REIT Merger with and acceptance for record of the Articles of REIT Merger by the SDAT, the filing of the Certificate of REIT Merger with the Delaware Secretary of State and the filing of the Partnership Certificate of Merger with the Delaware Secretary of State. Invitation Homes’ board of directors (the “Invitation Homes Board”), at a duly held meeting, has, by unanimous vote of the Invitation Homes Board members, (i) approved the Mergers and the other transactions contemplated by this Agreement, (ii) duly authorized the issuance of the requisite number of shares of Invitation Homes Common Stock as the Merger Consideration subject to receipt of the Invitation Homes Stockholder Approval (the “Invitation Homes Stock Issuance”), (iii) directed that the Invitation Homes Stock Issuance be submitted for the Invitation Homes Stockholder Approval, which shares, when issued as the Merger Consideration, shall be duly authorized, validly issued, fully paid and nonassessable, and (iv) resolved to recommend that the stockholders of Invitation Homes vote in favor of the Invitation Homes Stock Issuance (the “Invitation Homes Recommendation”). The execution and delivery of the Stockholder Written Consent will constitute the Invitation Homes Stockholder Approval. The Invitation Homes LP General Partner has duly and validly authorized the issuance by Invitation Homes LP of Invitation Homes LP Units as part of the Partnership Merger Consideration, which units, when issued, shall be validly issued.

(b) This Agreement has been duly executed and delivered by each Invitation Homes Party and, assuming due authorization, execution and delivery by the Starwood Waypoint Parties, constitutes a legally valid and binding obligation of each Invitation Homes Party, enforceable against such Invitation Homes Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 5.4. No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 5.4(a) of the Invitation Homes Disclosure Letter, the execution and delivery of this Agreement by each Invitation Homes Party does not, and the performance of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby by each Invitation Homes Party (i) assuming receipt of the Invitation Homes Stockholder Approval, will not conflict with or violate any provision of (A) the Invitation Homes Charter, the Invitation Homes Bylaws, Invitation Homes LP’s certificate of limited partnership or Invitation Homes LP’s limited partnership agreement or (B) any equivalent organizational or governing documents of any other Invitation Homes Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(a) have been obtained, all filings and notifications described in Section 5.4(a) have been made and any waiting periods thereunder have terminated or expired, will not conflict with or violate any Law applicable to any Invitation Homes Entity or by which any property or asset of any Invitation Homes Entity is bound, and (iii) will not require any consent or approval (except as contemplated by Section 5.4(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of any Invitation Homes Entity under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration, cancellation or payment (including disposition or similar fees) (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or sale under, or result in the triggering of any payment or creation of a Lien on any property or asset of any Invitation Homes Entity pursuant to, any Invitation Homes Material Contract, except, as to clauses (i)(B), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(b) The execution and delivery of this Agreement by each Invitation Homes Party does not, and the performance of this Agreement by each Invitation Homes Party will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Disclosure Document and the Form S-4 and the declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of the Articles of REIT Merger with and the acceptance for record of the Articles of REIT Merger by the SDAT in such form as required by, and executed in accordance with, the relevant provisions of Maryland REIT Law, (iv) the filing of the Certificate of REIT Merger with the Delaware Secretary of State in such form as required by, and executed in accordance with the relevant provisions of the DLLCA, (v) the filing of the Partnership Certificate of Merger with the Delaware Secretary of State in such form as required by, and executed in accordance with the relevant provisions of the DRULPA, (vi) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vii) such filings as may be required in connection with state and local transfer Taxes, or (viii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

Section 5.5. Permits; Compliance with Law.

(a) Each Invitation Homes Entity is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, registrations, grants, franchises, certifications and clearances of any Governmental Authority necessary for the Invitation Homes Entities to own, lease and, to the extent applicable, operate their properties and assets or to carry on their businesses as they are being conducted as of the date of this Agreement (the “Invitation Homes Permits”), and all such Invitation Homes Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Invitation Homes Permits, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect. All applications required to have been filed for the renewal of Invitation Homes Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Invitation Homes Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect. Since January 1, 2016 through the date hereof, no Invitation Homes Entity has received any claim or notice from a Governmental Authority nor has any knowledge indicating that any Invitation Homes Entity is currently not in compliance with the terms of any such Invitation Homes Permits, except where the failure to be in compliance with the terms of any such Invitation Homes Permits, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(b) Since January 1, 2016, none of the Invitation Homes Entities is or has been in conflict with, or in default or violation of (i) any Law (x) applicable to any Invitation Homes Entity or its businesses and activities, or (y) by which any property or asset of any Invitation Homes Entity is bound or (ii) any Invitation Homes Permits, except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

Section 5.6. SEC Filings; Financial Statements.

(a) Invitation Homes has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 31, 2017 (collectively, the “Invitation Homes SEC Filings”). Each Invitation Homes SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Invitation Homes LP nor any other Invitation Homes Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Invitation Homes SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of Invitation Homes and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments).

(c) The Invitation Homes Entities have devised and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization and (2) transactions are recorded as necessary to permit preparation of the financial statements of the Invitation Homes Entities and to maintain accountability for the assets of the Invitation Homes Entities. Since January 1, 2016, Invitation Homes has disclosed to Invitation Homes’ auditors and the Invitation Homes Board or the audit committee of the Invitation Homes Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Invitation Homes’ ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Invitation Homes’ internal controls, and Invitation Homes has made available to Starwood Waypoint copies of any material written materials relating to the foregoing. The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Invitation Homes are reasonably designed to ensure that material information required to be disclosed by Invitation Homes in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Invitation Homes to allow timely decisions regarding required disclosure and to enable Invitation Homes’ principal executive officer and its principal financial officer to make the certifications required under the Exchange Act with respect to such reports.

(d) Except as set forth in Section 5.6(d) of the Invitation Homes Disclosure Letter or as and to the extent disclosed or reserved against on Invitation Homes’ most recent balance sheet (or in the notes thereto) included in the Invitation Homes SEC Filings, none of Invitation Homes or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or in the notes thereto), except for liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Invitation Homes SEC Filings, (ii) that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect or (iii) incurred in connection with this Agreement or the transactions contemplated hereunder.

(e) Except as set forth in Section 5.6(e) of the Invitation Homes Disclosure Letter, to the knowledge of Invitation Homes, none of the Invitation Homes SEC Filings is as of the date of this Agreement the subject of ongoing SEC review and Invitation Homes has not received any comments from the SEC with respect to any of the Invitation Homes SEC Filings which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting Invitation Homes which has not been adequately addressed.

Section 5.7. Disclosure Documents.

(a) None of the information supplied or to be supplied in writing by or on behalf of any Invitation Homes Entity for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Disclosure Document will, at the date it is first mailed to the shareholders of Starwood Waypoint and the stockholders of Invitation Homes and at the time of the Starwood Waypoint Shareholder Meeting and, if applicable, the Invitation Homes Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b) Notwithstanding anything to the contrary in this Section 5.7(b) or this Agreement, neither Invitation Homes nor Invitation Homes LP makes any representation or warranty with respect to statements made or incorporated or any omissions in the Form S-4 or the Disclosure Document to the extent such statements or omissions are based upon information supplied to Invitation Homes by or on behalf of a Starwood Waypoint Party.

Section 5.8. Absence of Certain Changes or Events. Between December 31, 2016 and the date of this Agreement, except as contemplated by this Agreement or as set forth in Section 5.8 of the Invitation Homes Disclosure Letter, (a) each Invitation Homes Entity has conducted its business in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any event, circumstance, change, occurrence, development or effect that, individually or in the aggregate with all other events, circumstances, changes, occurrences, developments or effects, would reasonably be expected to result in an Invitation Homes Material Adverse Effect.

Section 5.9. Employee Benefit Plans.

(a) Section 5.9(a) of the Invitation Homes Disclosure Letter sets forth all material Benefit Plans sponsored, maintained or contributed to by any Invitation Homes Entity as of the date of this Agreement (the “Invitation Homes Benefit Plans”). With respect to each Invitation Homes Benefit Plan set forth on such schedule, as of the date hereof, Invitation Homes has made available to Starwood Waypoint a true, correct, and complete copy of (i) each writing constituting a part of such Invitation Homes Benefit Plan, including all plan documents, trust agreements, insurance contracts, and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any, (iii) the current summary plan description, if any, (iv) the most recent annual financial report, if any, and (v) the most recent annual actuarial report, if any.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect: (i) none of the Invitation Homes Entities has incurred any obligation or liability with respect to or under any employee benefit plan, program or arrangement (including any agreement, program, policy, or other arrangement under which any current or former officer, employee, director, agent or consultant has any present or future right to benefits), which has created or will create any obligation with respect to, or has resulted in or will result in any liability to any Starwood Waypoint Entity and (ii) each Invitation Homes Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code is so qualified, and no circumstances exist and no events have occurred that could adversely affect the qualified status of any such plan.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect: (i) each Invitation Homes Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code, to the extent applicable thereto; (ii) all contributions or other amounts required to be made to any Invitation Homes Benefit Plan by applicable Law or regulation or by any Invitation Homes Benefit Plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Invitation Homes Benefit Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued in accordance with GAAP; and (iii) as of the date hereof, there are no pending, threatened or, to the knowledge of Invitation Homes, anticipated claims (other than ordinary claims for benefits in accordance with the terms of Invitation Homes Benefit Plans and appeals of such claims) by, on behalf of or against any of the Invitation Homes Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of any Invitation Homes Entity. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, no Invitation Homes Entity and no other Person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Invitation Homes Benefit Plans or their related trusts, any Invitation Homes Entity or any Person that any Invitation Homes Entity has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(d) None of the Invitation Homes Entities maintains, contributes to or participates in, or otherwise has any obligations or liability, or has within the last six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability, in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(e) No Invitation Homes Entity has any material liability for life, health, medical, or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to any Invitation Homes Entity.

(f) Except as set forth in Section 5.9(f) of the Invitation Homes Disclosure Letter, no Invitation Homes Entity has any gross-up or indemnity obligation under any Invitation Homes Benefit Plan for any Taxes imposed under Section 4999, 409A or 105(h) of the Code.

(g) The Invitation Homes Benefit Plans are not mandated by a government other than the United States and are not subject to the Laws of a jurisdiction outside of the United States.

Section 5.10. Labor and Other Employment Matters.

(a) Except as disclosed in Section 5.10 of the Invitation Homes Disclosure Letter, (i) no Invitation Homes Entity is a party to or bound by any Collective Bargaining Agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of any Invitation Homes Entity, (ii) as of the date hereof, there are no strikes or lockouts with respect to any employees of any

Invitation Homes Entity (“Invitation Homes Employees”), (iii) to the knowledge of Invitation Homes, as of the date hereof, there is no union organizing effort pending or threatened against any Invitation Homes Entity, (iv) as of the date hereof, there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Invitation Homes, threatened with respect to Invitation Homes Employees, and (v) as of the date hereof, there is no slowdown, work stoppage or similar labor activity in effect or, to the knowledge of Invitation Homes, threatened with respect to Invitation Homes Employees; except, with respect to clauses (ii) through (v) hereof, as would not have, or would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect.

(b) Except for such matters as would not have, or would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, the Invitation Homes Entities are, and have been, in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment, (iii) wages and hours, (iv) the proper classification of employees as exempt or non-exempt from laws requiring the payment of overtime; (v) the proper classification of individuals as non-employee contractors, (vi) unfair labor practices, and (vii) occupational safety and health and immigration. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, each Invitation Homes Employee has been properly classified as “exempt” or “non-exempt” under applicable Law.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, as of the date hereof, there have been no written claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer, or director of any Invitation Homes Entity at any time since January 1, 2016 and, to the knowledge of Invitation Homes, no facts exist that could reasonably be expected to give rise to such claims or actions.

Section 5.11. Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect or as set forth in Section 5.11 of the Invitation Homes Disclosure Letter, (a) there is no Action pending or, to the knowledge of Invitation Homes, threatened, nor, to the knowledge of Invitation Homes, is there any investigation pending or threatened by any Governmental Authority, in each case, against any Invitation Homes Entity, and (b) none of the Invitation Homes Entities, and no property of any of the Invitation Homes Entities, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.12. Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, or as set forth in Section 5.12 of the Invitation Homes Disclosure Letter:

(i) To the knowledge of Invitation Homes, each Invitation Homes Entity is in compliance with all, and has not violated any, applicable Environmental Laws;

(ii) To the knowledge of Invitation Homes, each Invitation Homes Entity has all Environmental Permits necessary to conduct its current operations and is in compliance with its respective Environmental Permits, and there is no reasonable basis for any such Environmental Permits to be revoked, adversely modified, or not renewed;

(iii) To the knowledge of Invitation Homes, as of the date hereof, no Invitation Homes Entity has received any written notice, demand, letter or claim alleging that any such Invitation Homes Entity is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against any Invitation Homes Entity which remains unresolved, and there is no litigation, request for information or other proceeding pending against, or, to the knowledge of Invitation Homes, threatened against or affecting, any Invitation Homes Entity under any

Environmental Law or regarding any Hazardous Substances, and to the knowledge of Invitation Homes there is no investigation pending or threatened against any Invitation Homes Entity under any Environmental Law;

(iv) Except with respect to conditions included in “no further action letters” made available to Starwood Waypoint prior to the date of this Agreement, no Invitation Homes Entity has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances;

(v) No Invitation Homes Entity has assumed, by contract or, to the knowledge of Invitation Homes, by operation of Law, any liability under any Environmental Law or regarding any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or regarding any Hazardous Substances;

(vi) No Invitation Homes Entity has caused, and, to the knowledge of Invitation Homes, no Third Party has caused, any release of a Hazardous Substance, and to the knowledge of Invitation Homes, Hazardous Substances are not otherwise present, at any location that would be required to be investigated or remediated by any Invitation Homes Entity; and

(vii) No Invitation Homes Entity has been adversely affected by droughts or water rationing measures or by restrictions or prohibitions on water use arising out of water quality concerns, and to the knowledge of Invitation Homes no such rationing measures, restrictions or prohibitions are proposed or contemplated by any Governmental Authority; and no Invitation Homes Entity has been adversely affected by flooding or other extreme precipitation events.

Section 5.13. Intellectual Property. Except as set forth in Section 5.13 of the Invitation Homes Disclosure Letter or as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, (i) the Invitation Homes Entities own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Invitation Homes Entities as it is currently conducted, (ii) the conduct of the business of the Invitation Homes Entities as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) as of the date hereof, there are no pending or, to the knowledge of Invitation Homes, threatened claims with respect to any of the Intellectual Property rights owned by any Invitation Homes Entity, and (iv) to the knowledge of Invitation Homes, as of the date hereof, no Third Party is currently infringing or misappropriating Intellectual Property owned by any Invitation Homes Entity. The Invitation Homes Entities are taking all actions that are reasonably necessary to maintain and protect each material item of Intellectual Property that they own.

Section 5.14. Properties.

(a) Section 5.14(a) (Part I) of the Invitation Homes Disclosure Letter sets forth a list of the address of each real property owned or leased (as lessee or sublessee), including ground leased, by any Invitation Homes Entity as of August 7, 2017 (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Invitation Homes Property” and collectively referred to herein as the “Invitation Homes Properties”). Section 5.14(a) (Part II) of the Invitation Homes Disclosure Letter sets forth a list of the address of each real property which, as of August 7, 2017, is under contract or signed letter of intent by an Invitation Homes Entity for purchase or sale such Invitation Homes Entity or which is required under a binding contract to be leased or subleased by an Invitation Homes Entity (as lessee or sublessee) after the date of this Agreement. Except as set forth in Section 5.14(a) (Part II) of the Invitation Homes Disclosure Letter, as of the date hereof, there are no real properties that any Invitation Homes Entity is obligated to buy, lease or sublease (as lessee or sublessee) at some future date.

(b) An Invitation Homes Entity owns good and marketable fee simple or leasehold title (as applicable) to each of the Invitation Homes Properties, in each case, free and clear of Liens, except for Invitation Homes Permitted Liens or Liens that would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect. For the purposes of this Agreement, “Invitation Homes Permitted Liens” shall mean any (i) Liens securing any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) statutory Liens for Taxes or assessments by any Governmental Authority that are not yet subject to penalty or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Invitation Homes (if such reserves are required pursuant to GAAP) or that are otherwise not material, (iii) Liens imposed or promulgated by applicable Law or any Governmental Authority, including zoning regulations, permits, and licenses other than such Liens that would reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, (iv) Liens that are disclosed on the existing Invitation Homes Title Insurance Policies made available by or on behalf of any Invitation Homes Entity to Starwood Waypoint prior to the date of this Agreement that, individually or in the aggregate, do not, and would not reasonably be expected to, (x) materially impair the existing use, operation or value of the applicable property or asset affected by the applicable Lien or (y) constitute an Invitation Homes Material Adverse Effect, (v) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP or that are otherwise not material, (vi) Liens arising under any Invitation Homes Material Contracts or any other service contracts, management agreements, leasing commission agreements, or other similar agreements or obligations, (vii) any Invitation Homes Leases, (viii) Liens imposed by any homeowners’ association, including in connection with unpaid assessments or fines, or uncured violations of applicable homeowners’ association covenants, other than such Liens that would reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, and (ix) any other non-monetary Liens that, individually or in the aggregate, do not, or would not reasonably be expected to, materially impair the value of the applicable Invitation Homes Property or the continued use and operation of the applicable Invitation Homes Property as currently used and operated as of the date hereof or are being contested in the ordinary course of business in good faith.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, Invitation Homes Properties are supplied with utilities and other services as are reasonably necessary for their intended use.

(d) Except for discrepancies, errors or omissions that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, the rent rolls for each of the Invitation Homes Properties, as of August 7, 2017, which rent rolls have previously been made available by or on behalf of the Invitation Homes Entities to Starwood Waypoint, correctly reference each lease or sublease that was in effect as of August 7, 2017 and to which the Invitation Homes Entities are parties as lessors or sublessors with respect to each of the applicable Invitation Homes Properties (all leases or subleases, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Invitation Homes Leases”).

(e) Except where the failure to have such policies, individually or in the aggregate, would not be material to the Invitation Homes Entities or except as provided in Section 5.14(e) of the Invitation Homes Disclosure Letter, each Invitation Homes Entity is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Invitation Homes Property owned in fee simple (each, a “Invitation Homes Title Insurance Policy”). To the knowledge of Invitation Homes, as of the date hereof, no written claim has been made against any Invitation Homes Title Insurance Policy, which, individually or in the aggregate, has had or would be reasonably expected to have an Invitation Homes Material Adverse Effect.

(f) To the knowledge of Invitation Homes, Section 5.14(f) of the Invitation Homes Disclosure Letter lists each Invitation Homes Property which is (i) under development as of the date of this Agreement, and

(ii) which as of the date of this Agreement is subject to a binding agreement for development or commencement of construction by an Invitation Homes Entity, in each case other than those pertaining to obligations of an Invitation Homes Entity under executed Invitation Homes Leases and other than those pertaining to capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business consistent with past practice being performed by an Invitation Homes Entity that are individually in the amount of $250,000 or less.

(g) An Invitation Homes Entity has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by it as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect. None of the Invitation Homes Entities’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Invitation Homes Permitted Liens and Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(h) As of the date of this Agreement, no Invitation Homes Entity has received any written notice of any condemnation, eminent domain proceeding or zoning change nor, to the knowledge of Invitation Homes, has any condemnation or eminent domain proceeding been threatened with respect to any owned Invitation Homes Property or Invitation Homes Lease, in each case, except for condemnation, eminent domain proceedings or zoning change that have not had and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect.

(i) Except as would not, individually or in the aggregate, reasonably be expected to result in an Invitation Homes Material Adverse Effect, (i) as of the date hereof, no Invitation Homes Entity has received any written notice of any violation of any municipal, state, federal or homeowners’ association law, rule or regulation concerning any Invitation Homes Property, and (ii) to Invitation Homes’ knowledge, the Invitation Homes Properties comply with all applicable zoning laws, ordinances, regulations and deed restrictions and other recorded covenants.

(j) Except as set forth in Section 5.14(j) of the Invitation Homes Disclosure Letter, for Invitation Homes Permitted Liens or as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or binding letter of intent to sell or ground lease any Invitation Homes Property or any portion thereof that is owned by any Invitation Homes Subsidiary, which, in each case, is in favor of any party other than an Invitation Homes Entity.

(k) Section 5.14(k) of the Invitation Homes Disclosure Letter lists the parties currently providing third party property management services as of the date hereof, for properties owned by an Invitation Homes Entity and the number of Invitation Homes Properties currently managed by each such party.

Section 5.15. Taxes. Except as set forth in Section 5.15 of the Invitation Homes Disclosure Letter:

(a) Each Invitation Homes Entity has (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Governmental Authority all U.S. federal income and all other material Tax Returns required to be filed by it (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects, and (ii) duly and timely paid in full (or there has been duly and timely paid in full on its behalf) all material Taxes required to be paid by it, whether or not shown (or required to be shown) on any Tax Return (other than such Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the consolidated financial statements contained in the Invitation Homes SEC Filings in accordance with GAAP).

(b) The financial statements contained in the Invitation Homes SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all material Taxes payable by the Invitation Homes Entities for all taxable periods and portions thereof through the date of such financial statements. To the knowledge of Invitation Homes, the Taxes payable by the Invitation Homes Entities since the date of the financial statements contained in the last Invitation Homes SEC filings through the Closing Date with respect to all taxable periods and portions thereof through the Closing Date will not materially exceed such reserve as adjusted through the Closing Date for the passage of time and ordinary course business operations of the Invitation Homes Entities.

(c) Invitation Homes (i) for its taxable years commencing with Invitation Homes’ initial taxable year that ended on December 31, 2013 and through and including its taxable year ended December 31, 2016 has qualified to be taxed as a REIT for U.S. federal income tax purposes, (ii) has operated since January 1, 2017 to the date of this Agreement in such a manner so as to qualify as a REIT for U.S. federal income tax purposes, (iii) intends to continue to operate in such a manner so as to qualify as a REIT for U.S. federal income tax purposes for its taxable year ending on December 31, 2017, and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status or qualification as a REIT for U.S. federal income tax purposes, and no such challenge to its status or qualification as a REIT for U.S. federal income tax purposes is pending, being threatened in writing or, to Invitation Homes’ knowledge, otherwise threatened or asserted. For purposes of this Section 5.15(c), references to Invitation Homes include references to IH2 Property Holdings Inc. for all periods prior to January 31, 2017.

(d) Each Invitation Homes Subsidiary has been at all times since the later of its acquisition by Invitation Homes or formation through the date hereof, and at all times through the REIT Merger or the Partnership Merger, as applicable (and the consummation thereof) will be, treated for U.S. federal and state income tax purposes as (i) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

(e) No Invitation Homes Entity holds, directly or indirectly, any asset the disposition of which would be subject to Section 1374 of the Code.

(f) As of the date hereof, (i) there are no Tax Proceedings pending, threatened in writing or, to Invitation Homes’ knowledge, otherwise threatened or asserted, for and/or in respect of any material Taxes or material Tax Returns of any Invitation Homes Entity and no Invitation Homes Entity is a party to any litigation or administrative proceeding relating to material Taxes; (ii) no deficiency for Taxes of any Invitation Homes Entity has been claimed, proposed or assessed in writing or, to the knowledge of Invitation Homes, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith by appropriate proceedings or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect; (iii) no Invitation Homes Entity has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; (iv) no Invitation Homes Entity currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; (v) no Invitation Homes Entity has received a written claim by any Governmental Authority in any jurisdiction; where any of them does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction and (vi) no Invitation Homes Entity has entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) that would have any material effect in a post-Closing Tax period.

(g) Since its formation, no Invitation Homes Entity that is subject to taxation as a REIT for U.S. federal income tax purposes has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code.

(h) Each Invitation Homes Entity has complied in all material respects with all applicable Laws relating to the collection, withholding (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3102 and 3402 of the Code or any corresponding or similar provisions of state, local or foreign Laws) and remittance of Taxes and has duly and timely collected and withheld and, in each case, paid over to the appropriate Governmental Authorities on or prior to the due date therefor, all material amounts required to be so collected or withheld. To the knowledge of Invitation Homes, no Invitation Homes Entity has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. To the knowledge of Invitation Homes, no Invitation Homes Entity has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(i) There are no Invitation Homes Tax Protection Agreements currently in force, and no Person has raised, threatened to raise in writing or, to the knowledge of Invitation Homes, otherwise threatened to raise, a material claim against any Invitation Homes Entity for any breach of any Invitation Homes Tax Protection Agreement and none of the transactions contemplated by this Agreement will give rise to any liability or obligation to make any payment under any Invitation Homes Tax Protection Agreement.

(j) Each Invitation Homes Subsidiary Partnership has made, or will have made prior to the Closing, a valid election under Section 754 of the Code, which election shall be in effect for the taxable year of such Invitation Homes Subsidiary Partnership that ends on or includes the Closing Date.

(k) There are no Tax Liens for material Taxes upon any property or assets of any Invitation Homes Entity except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l) No Invitation Homes Entity has received or is subject to any ruling of a Governmental Authority that is still in effect or has any request for such ruling pending with any Governmental Authority. No Invitation Homes Entity has entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) or any other agreement with a Governmental Authority, in each case, with respect to any Taxes which agreement will be binding or have effect in a post-Closing Tax period.

(m) There are no Tax allocation, Tax sharing or similar agreements or arrangements with respect to or involving any Invitation Homes Entity, and after the Closing Date no Invitation Homes Entity shall be bound by any such Tax allocation, Tax sharing or similar agreements or arrangements or have any liability thereunder, in each case, other than agreements solely between or among Invitation Homes and/or any Invitation Homes Subsidiary, customary tax indemnification provisions of commercial or credit agreements entered into in the ordinary course of business and any Invitation Homes Tax Protection Agreements.

(n) No Invitation Homes Entity (A) is or has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or any other unitary, combined, consolidated or similar Tax group or (B) has any liability for the Taxes of any Person (other than any Invitation Homes Entity) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of any state, local, or foreign Law), as a transferee or successor, or otherwise.

(o) No Invitation Homes Entity has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(p) No Invitation Homes Entity (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(q) No Invitation Homes Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) that is a part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) with the transactions contemplated by this Agreement.

(r) Invitation Homes is not aware of any fact or circumstance that could reasonably be expected to prevent the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.16. Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, the insurance policies (including title insurance policies, fidelity bonds or other insurance service contracts) covering the Invitation Homes Properties (the “Invitation Homes Insurance Policies”) are sufficient in order for the Invitation Homes Entities to comply with all applicable Laws and the requirements of any Invitation Homes Lease. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, as of the date hereof, there is no claim for coverage by any Invitation Homes Entity pending under any of the Invitation Homes Insurance Policies that has been denied by the insurer. Except as, individually or in the aggregate, have not had and would not reasonably be expected to have an Invitation Homes Material Adverse Effect, all premiums payable under all Invitation Homes Insurance Policies have been paid, and the Invitation Homes Entities have otherwise complied in all material respects with the terms and conditions of any material Invitation Homes Insurance Policies. To the knowledge of Invitation Homes, such Invitation Homes Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect and as of the date hereof, no written notice of cancellation or termination has been received by any Invitation Homes Entity with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, except for such failure to be in full force and effect or replace such policy that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect.

Section 5.17. Opinion of Financial Advisor. The Invitation Homes Board has received the written opinion of Deutsche Bank Securities Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth in such written opinion, the Exchange Ratio is fair, from a financial point of view, to Invitation Homes.

Section 5.18. Vote Required. The Invitation Homes Stockholder Approval is the only vote of the holders of any class or series of shares of stock of Invitation Homes necessary to approve the REIT Merger, the Partnership Merger or the other transactions contemplated hereby, including the Invitation Homes Stock Issuance. No vote of the limited partners of Invitation Homes LP is necessary to approve the REIT Merger, the Partnership Merger or the other transactions contemplated hereby.

Section 5.19. Brokers. Except as set forth in Section 5.19 of the Invitation Homes Disclosure Letter, no broker, finder or investment banker (other than Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Mergers (or any other transaction contemplated by this Agreement) based upon arrangements made by or on behalf of any Invitation Homes Entity. Invitation Homes has made available to Starwood Waypoint a true and correct copies of its engagement letters with Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC) .

Section 5.20. Takeover Statutes. None of the Invitation Homes Entities nor any of their respective affiliates or associates (each as defined in the Maryland Business Combination Act) is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has been the beneficial owner, directly or indirectly, of 10% or more of the then outstanding Starwood Waypoint Common Shares. Invitation Homes and the Invitation Homes Board have taken all action necessary to render inapplicable to the Mergers the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Mergers. No other Takeover Statutes are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.21. Material Contracts.

(a) Except as set forth in Section 5.21 of the Invitation Homes Disclosure Letter or as filed as exhibits to the Invitation Homes SEC Filings, as of the date of this Agreement, no Invitation Homes Party is a party to or bound by the following (the term “Invitation Homes Material Contracts” shall mean, collectively, the documents listed in Section 5.21 of the Invitation Homes Disclosure Letter (or required to be so listed or filed)):

(i) any Contract that is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act, other than any such Contract that is not required to be filed under clause (iii)(C) thereof;

(ii) any partnership, joint venture, limited liability company or other similar agreements or arrangements with a Third Party;

(iii) any Contract or executed letter of intent involving or providing for the future disposition or acquisition of assets or properties with a fair market value or purchase price in excess of $10,000,000, or any merger, consolidation, or similar business combination transaction;

(iv) any Collective Bargaining Agreement;

(v) any Contract relating to development, construction, capital expenditures or purchase of materials, supplies, equipment or other assets or properties (other than in the ordinary course of business consistent with past practice) in each case requiring aggregate payments by an Invitation Homes Entity in excess of $5,000,000 during their remaining term and that is not terminable by such Invitation Homes Entity without penalty within ninety (90) days;

(vi) any agreement or indenture relating to any Indebtedness (including any guarantee thereof) in an amount in excess of $10,000,000 or any letters of credit or similar instruments issued for the account of any Invitation Homes Entity or to mortgaging, pledging or otherwise placing a Lien securing obligations in excess of $10,000,000 on any portion of the assets of the Invitation Homes Entities, other than any such agreement, indenture, letter of credit or instrument solely between or solely among Invitation Homes and wholly owned Invitation Homes Subsidiaries;

(vii) any lease or Contract with Third Parties under which it is lessee of, or holds or operates any personal property or real property owned by any other party, for which the annual rental exceeds $1,000,000;

(viii) any Contract relating to any interest rate, foreign exchange, derivatives or hedging transactions;

(ix) any Contract governing the sale, disposition or licensing of any Intellectual Property, or the provision of any information technology related services, by or to the Invitation Homes Entities, in each case to the extent material to the business of the Invitation Homes Entities, taken as a whole, and outside of the ordinary course of business consistent with past practice, other than licenses for the use of commercially available software;

(x) any Contract that (A) restricts an Invitation Homes Entity or its Affiliates from engaging in any line of business or obligates an Invitation Homes Entity or its Affiliates not to compete with another Person or in any geographic area or during any period of time or that would otherwise limit the freedom of the Invitation Homes Entities and its Affiliates (including the Starwood Waypoint Entities after the Closing Date) from engaging in any line of business after the Closing Date or (B) prohibits any Invitation Homes Entity or its Affiliates from hiring or soliciting for hire any group of employees or customers, in each case in clauses (A) and (B) that is material to the Invitation Homes Entities, or would reasonably be expected to be material to Invitation Homes and its Affiliates (including the Starwood Waypoint Entities after the Closing Date);

(xi) any Contract pursuant to which an Invitation Homes Entity has an obligation to make an investment in or loan to any other Person, other than another Invitation Homes Entity, in excess of $1,000,000;

(xii) any Contract that prohibits the payment of dividends or distributions in respect of shares of Invitation Homes Common Stock or shares or other equity interests of any Invitation Homes Entity, prohibit the pledging of the shares of Invitation Homes Common Stock or shares or other equity interests of any Invitation Homes Entity or prohibit the issuance of guarantees by an Invitation Homes Entity, in each case that will not be terminated at or prior to the Closing Date; or

(xiii) any Contract (A) granting most favored nations pricing rights to any Person that is not an Invitation Homes Entity or (B) granting to any Person a right of first refusal, a right of first offer or an option to purchase, acquire, sell or dispose of any Invitation Homes Properties that, individually or in the aggregate, is material to the Invitation Homes Entities, taken as a whole.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, each Invitation Homes Material Contract is a legally valid and binding obligation of each Invitation Homes Entity that is a party thereto, as applicable, on the one hand, and, to the knowledge of the Invitation Homes Parties, each other party thereto, on the other hand, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, an Invitation Homes Material Adverse Effect, (i) no Invitation Homes Entity has violated or breached, or committed any default (or, to the knowledge of the Invitation Homes Parties, as of the date hereof, has received written notice alleging any violation, breach or default) under any Invitation Homes Material Contract; (ii) to the knowledge of the Invitation Homes Parties, as of the date hereof, no other Person that is a party to any Invitation Homes Material Contract has violated or breached, or committed any default (or has received written notice alleging any violation, breach or default) under such Invitation Homes Material Contract and (iii) to the knowledge of the Invitation Homes Parties, as of the date of this Agreement, no other event or circumstance has occurred that, with or without notice or lapse of time or both, would result in or give any party to any Invitation Homes Material Contract a right of acceleration or early termination thereof.

Section 5.22. Affiliate Transactions. Except as set forth in Section 5.22 of the Invitation Homes Disclosure Letter or in Invitation Homes SEC Filings, from January 1, 2016 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between any Invitation Homes Entity, on the one hand, and any Affiliates (other than Invitation Homes Subsidiaries) of Invitation Homes or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.23. Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the equity interests of Merger Sub are owned by Invitation Homes.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the REIT Merger

Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Article VI

COVENANTS AND AGREEMENTS

Section 6.1. Conduct of Business by Starwood Waypoint and Starwood Waypoint LP.

(a) Each Starwood Waypoint Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Partnership Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Invitation Homes (such consent not to be unreasonably withheld, conditioned or delayed), or as may be expressly required by this Agreement, Starwood Waypoint shall, and shall cause each of the other Starwood Waypoint Entities to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, (ii) complete the internal restructuring set forth in Section 6.1(a) of the Starwood Waypoint Disclosure Letter, and (iii) to the extent consistent with clause (i), use its reasonable best efforts to maintain and preserve its assets and properties in their current condition (normal wear and tear and damage caused by casualty excepted), maintain and preserve intact its current business organization, goodwill, ongoing businesses and relationships with Third Parties, and maintain the status of Starwood Waypoint as a REIT for U.S. federal income tax purposes and the status of Starwood Waypoint LP as a partnership for U.S. federal income tax purposes.

(b) Without limiting the foregoing, each Starwood Waypoint Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Invitation Homes (such consent not to be unreasonably withheld, conditioned or delayed), as may be expressly required by this Agreement, or as set forth in Section 6.1(b) of the Starwood Waypoint Disclosure Letter, Starwood Waypoint shall not, and shall cause the other Starwood Waypoint Entities not to, do any of the following:

(i) amend, supplement or propose to amend or supplement the Starwood Waypoint Declaration of Trust, the Starwood Waypoint Bylaws, the Starwood Waypoint LP Agreement or the certificates evidencing Starwood Waypoint LP Units (if any), waive the share ownership limit under the Starwood Waypoint Declaration of Trust or create an Excepted Holder Limit (as defined in the Starwood Waypoint Declaration of Trust);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Starwood Waypoint Entity (other than any wholly owned Starwood Waypoint Subsidiary);

(iii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by a Starwood Waypoint Subsidiary in connection with any acquisitions permitted pursuant to clause (viii) below;

(iv) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to Starwood Waypoint Common Shares or any interests in any Starwood Waypoint Subsidiary or other equity securities or ownership interests in any Starwood Waypoint Entity, except for (A) the authorization, declaration and payment by Starwood Waypoint of quarterly dividends on the Starwood Waypoint Common Shares in accordance with past practice (including in terms of timing) at a rate not to exceed $0.22 per Starwood Waypoint Common Share per quarter (the “Starwood Waypoint Quarterly Dividend ”), (B) the declaration and payment by Starwood Waypoint LP of quarterly distributions on the Starwood Waypoint LP Units in the same amount as the dividend per Starwood Waypoint Common Share permitted pursuant to (A), (C) the declaration and payment of dividends or other distributions to Starwood Waypoint or any wholly owned Starwood Waypoint Subsidiary by any directly or indirectly wholly owned Starwood Waypoint Subsidiary, (D) distributions by any Starwood Waypoint Subsidiary that is not wholly owned, directly or indirectly, by Starwood Waypoint, in accordance with the requirements of the organizational documents of such Starwood Waypoint Subsidiary and (E) dividends or dividend equivalents accrued or paid with respect to Starwood Waypoint Equity Awards(to the extent permitted under the terms of the applicable Starwood Waypoint Equity Plan and/or an applicable award agreement, each as in effect on the date of this Agreement); provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iv), the Starwood Waypoint Entities shall be permitted to make distributions (after consultation with Invitation Homes), including under Sections 857, 858 or 860 of the Code, reasonably necessary for Starwood Waypoint to (x) maintain its status as a REIT for U.S. federal income tax purposes or (y) avoid or reduce the imposition of any entity level income or excise Tax under the Code (any such distribution described in this proviso, a “Special Starwood Waypoint Distribution”);

(v) redeem, repurchase or otherwise acquire, directly or indirectly, any Starwood Waypoint Common Shares or other equity interests of a Starwood Waypoint Entity, other than (A) the withholding of Starwood Waypoint Common Shares to satisfy withholding Tax obligations with respect to the Starwood Waypoint Equity Awards outstanding as of the date of this Agreement (to the extent permitted under the terms of the applicable Starwood Waypoint Equity Plan and/or an applicable award agreement, each as in effect on the date of this Agreement), (B) the redemption of equity shares in excess of the Share Ownership Limit or the Excepted Holder Limit (each, as defined in the Starwood Waypoint Declaration of Trust) pursuant to the Starwood Waypoint Declaration of Trust or (C) the redemption of Starwood Waypoint LP Units pursuant to the Starwood Waypoint LP Agreement;

(vi) except for (A) issuances by a wholly owned Starwood Waypoint Subsidiary to Starwood Waypoint or another wholly owned Starwood Waypoint Subsidiary, (B) issuances as a result of vesting of Starwood Waypoint Equity Awards outstanding as of the date of this Agreement or (C) exchanges of Starwood Waypoint LP Units for Starwood Waypoint Common Shares pursuant to the Starwood Waypoint LP Agreement, issue, sell, pledge, dispose of, encumber or grant any Starwood Waypoint Common Shares or any of the Starwood Waypoint Subsidiaries’ capital stock or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any Starwood Waypoint Common Shares or any of the Starwood Waypoint Subsidiaries’ capital stock or other equity interests;

(vii) grant, confer, award, or modify the terms of any Starwood Waypoint Equity Awards, convertible securities, or other rights to acquire, or denominated in, any Starwood Waypoint Common Shares or any of the Starwood Waypoint Subsidiaries’ capital stock or other equity securities or amend or modify the Starwood Waypoint Equity Plans;

(viii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock, equity interests or assets) any interest in real property, personal property, corporation, partnership, limited liability company, other business organization or any division or assets or equipment thereof, in each case in an amount in excess of $125,000,000 per calendar quarter in the aggregate for all such transactions, except for acquisitions by Starwood Waypoint or any wholly owned Starwood Waypoint Subsidiary of or from an existing wholly owned Starwood Waypoint Subsidiary;

(ix) make or commit to make any capital expenditures in excess of $10,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(x) sell, pledge, lease, license, sell and leaseback, assign, transfer, encumber, dispose of or effect a deed in lieu of foreclosure with respect to, any property or assets, in each case in an amount in excess of $100,000,000 per calendar quarter in the aggregate for all such transactions, except for (A) involuntary liens arising by operation of law that would not be material to any Starwood Waypoint

Property or any assets of any Starwood Waypoint Entity and (B) other activities in the ordinary course of business consistent with past practice;

(xi) make any material change to its methods of accounting in effect at December 31, 2016, except as required by GAAP (or any interpretation or change thereof), any Governmental Authority or applicable Law;

(xii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness for borrowed money of any Starwood Waypoint Entity or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Starwood Waypoint Subsidiary), except (A) Indebtedness incurred under the Starwood Waypoint Revolving Credit Agreement in the ordinary course of business consistent with past practice not to exceed $350,000,000 in the aggregate, (B) Indebtedness of any wholly owned Subsidiary of Starwood Waypoint to Starwood Waypoint or any other wholly owned Subsidiary of Starwood Waypoint, or (C) repayments, replacements or refinancings made using proceeds from borrowings under the Starwood Waypoint Revolving Credit Agreement or available working capital;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, trustees, employees, Affiliates, agents or consultants), other than (A) by Starwood Waypoint or a wholly owned Starwood Waypoint Subsidiary to Starwood Waypoint or a wholly owned Starwood Waypoint Subsidiary, (B) loans or advances required to be made under any of the Starwood Waypoint Leases or a ground lease pursuant to which any Third Party is a lessee or sublessee on any Starwood Waypoint Property, or (C) in satisfaction of obligations pursuant to Contracts existing as of the date of this Agreement and disclosed to Invitation Homes prior to the execution of this Agreement;

(xiv) (A) enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Starwood Waypoint Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Starwood Waypoint Material Contract), other than (1) any automatic termination or automatic renewals in accordance with the terms of any existing Starwood Waypoint Material Contract, (2) the entry into any Lender Consent or (3) in the ordinary course of business consistent with past practice or as otherwise may be reasonably necessary to comply with the terms of this Agreement; or (B) enter into any Contract that has a term of more than two years;

(xv) waive, release, or assign any material rights or claims or make any payment, direct or indirect, of any liability of any Starwood Waypoint Entity before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xvi) settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against any Starwood Waypoint Entity (other than settlements or compromises (1) providing for the payment of money damages to the extent covered by insurance or not exceeding $1,000,000 individually or $5,000,000 in the aggregate and that do not involve the imposition of injunctive or equitable relief against any Starwood Waypoint Entity or (2) of real estate property Tax appeal claims in the ordinary course of business consistent with past practice), or (B) any Action that is the subject of Section 6.7(d) other than in accordance with Section 6.7(d);

(xvii) except as required pursuant to the terms of any Starwood Waypoint Benefit Plan in effect as of the date of this Agreement and disclosed under Section 4.9(a) of the Starwood Waypoint Disclosure Letter, (A) grant to any director, officer, employee, or consultant any increase in compensation, or pay or award any bonuses or incentive compensation (other than salary and incentive compensation adjustments related to promotions in an amount not to exceed 10% per Person or other salary and incentive compensation increases (and/or bonuses or retention payments) in aggregate amounts not to exceed 5% per Person, in each case, to employees other than executive officers in the ordinary course of business consistent with past practice), (B) grant to any current or former director, officer, employee or consultant whose annual base salary and target bonus opportunity exceeds $300,000 per annum any increase in severance, retention, change in control, or termination pay, (C) take any action to accelerate the vesting or settlement of any rights or benefits under any Starwood Waypoint Benefit Plan, (D) enter into, amend, adopt, or terminate any Benefit Plan or any plan that would have been a Starwood Waypoint Benefit Plan if in effect as of the date of this Agreement, (E) provide any funding for any rabbi trust or similar arrangement, (F) hire any employee or engage any consultant whose annual base salary and target bonus opportunity exceeds $300,000 per annum or who would otherwise be an executive officer of Starwood Waypoint (or terminate the employment of any such employee, consultant or executive officer, except for “cause”), or (G) allow for the commencement of any new offering periods under any employee share purchase plan;

(xviii) take any action, or fail to take any action, which action or failure to act would reasonably be expected to cause (A) Starwood Waypoint to fail to qualify as a REIT for U.S. federal income tax purposes or (B) any Starwood Waypoint Subsidiary to fail to preserve its status as, as the case may be, a partnership or disregarded entity, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes;

(xix) enter into, amend or modify any Starwood Waypoint Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Starwood Waypoint Tax Protection Agreement or otherwise give rise to any material liability of any Starwood Waypoint Entity with respect thereto;

(xx) make, change or rescind any election relating to Taxes, adopt or change a material method of Tax accounting, adopt or change any annual Tax accounting period, amend any material Tax Return, settle or compromise any material Tax Proceeding or material Tax liability, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law), or surrender any right to claim a material refund of Taxes, except in each case, to the extent necessary to (x) preserve Starwood Waypoint’s qualification as a REIT for U.S. federal income tax purposes or (y) qualify or preserve the status of any Starwood Waypoint Subsidiary as a disregarded entity or partnership, or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes (provided that prior to taking any action pursuant to clause (x) or (y) above, Starwood Waypoint shall inform Invitation Homes of such action and shall consult with and cooperate with Invitation Homes with respect to such action, but nothing herein shall prevent Starwood Waypoint after such consultation from taking such action in its reasonable, good-faith discretion);

(xxi) enter into any new material line of business;

(xxii) recognize any union or other labor organization as the representative of any of the Starwood Waypoint Employees except as required by applicable Law; or

(xxiii) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.17, nothing in this Agreement shall prohibit Starwood Waypoint from taking or causing to be taken any action, at any time or from time to time, that in the reasonable judgment of the Starwood Waypoint Board, upon advice of counsel to Starwood Waypoint, is reasonably necessary or appropriate for Starwood Waypoint to maintain its qualification as a REIT for U.S. federal income tax purposes or avoid the imposition of any entity level income or excise Tax under the Code, including making a Special Starwood Waypoint Distribution.

Section 6.2. Conduct of Business by Invitation Homes and Invitation Homes LP.

(a) Invitation Homes and Invitation Homes LP each covenants and agrees that during the Interim Period, except to the extent required by Law, as may be agreed in writing by Starwood Waypoint (such consent not to be unreasonably withheld, conditioned or delayed), or as may be expressly required by this Agreement,

Invitation Homes shall, and shall cause each of the other Invitation Homes Entities to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, and (ii) to the extent consistent with clause (i), use its reasonable best efforts to maintain and preserve its assets and properties in their current condition (normal wear and tear and damage caused by casualty excepted), maintain and preserve intact its current business organization, goodwill, ongoing businesses and relationships with Third Parties, and maintain the status of Invitation Homes as a REIT for U.S. federal income tax purposes and the status of Invitation Homes LP as a pass-through entity for U.S. federal income tax purposes.

(b) Without limiting the foregoing, each of Invitation Homes and Invitation Homes LP covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Starwood Waypoint (such consent not to be unreasonably withheld, conditioned or delayed), as may be expressly required by this Agreement, or as set forth in Section 6.2(b) of the Invitation Homes Disclosure Letter, Invitation Homes shall not, and shall cause the other Invitation Homes Entities not to, do any of the following:

(i) amend, supplement or propose to amend or supplement the Invitation Homes Charter or Invitation Homes Bylaws, the Invitation Homes LP Agreement or the Invitation Homes Stockholders Agreement, waive the aggregate stock ownership limit or the common stock ownership limit under the Invitation Homes Charter or create an Excepted Holder Limit (as defined in the Invitation Homes Charter);

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Invitation Homes Entity (other than any wholly owned Invitation Homes Subsidiary);

(iii) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except by an Invitation Homes Subsidiary in connection with any acquisitions permitted pursuant to clause (viii) below;

(iv) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of Invitation Homes Common Stock or any interests in any Invitation Homes Subsidiary or other equity securities or ownership interests in any Invitation Homes Entity, except for (A) the authorization, declaration and payment by Invitation Homes of quarterly dividends at a rate not to exceed $0.08 per share of Invitation Homes Common Stock for a dividend with a record date on August 15, 2017 and for dividends with expected record dates on or about November 15, 2017, January 15, 2018 or May 15, 2018 (and, in the case of such dividends with expected record dates on or about January 15, 2018 or May 15, 2018 or a dividend pursuant to Section 6.18, at a rate of up to $0.11 per share of Invitation Homes Common Stock to the extent reasonably necessary for Invitation Homes to (x) maintain its status as a REIT for U.S. federal income tax purposes or (y) avoid or reduce the imposition of any entity level income or excise Tax under the Code) (the “Invitation Homes Quarterly Dividend”), (B) the declaration and payment by Invitation Homes LP of quarterly distributions on the Invitation Homes LP Units in the same amount as the dividend per share of Invitation Homes Common Stock permitted pursuant to (A),(C) the declaration and payment of dividends or other distributions to Invitation Homes or any wholly owned Invitation Homes Subsidiary by any directly or indirectly wholly owned Invitation Homes Subsidiary, (D) distributions by any Invitation Homes Subsidiary that is not wholly owned, directly or indirectly, by Invitation Homes, in accordance with the requirements of the organizational documents of such Invitation Homes Subsidiary and (E) dividends or dividend equivalents accrued or paid with respect to Invitation Homes Equity Awards (to the extent permitted under the terms of the applicable Invitation Homes Equity Plan and/or an applicable award agreement, each as in effect on the date of this Agreement); provided, however, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iv), the Invitation Homes Entities shall be permitted to make distributions (after consultation with Starwood Waypoint), including under Sections 857, 858 or 860 of the Code, reasonably necessary for Invitation Homes to (x) maintain its status as a REIT for U.S.

federal income tax purposes or (y) avoid or reduce the imposition of any entity level income or excise Tax under the Code (any such distribution described in this proviso but excluding any dividend referenced in clause (A), a “Special Invitation Homes Distribution”);

(v) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Invitation Homes Common Stock or other equity interests of an Invitation Homes Entity, other than (A) the withholding of shares of Invitation Homes Common Stock to satisfy withholding Tax obligations with respect to the Invitation Homes Equity Awards outstanding as of the date of this Agreement (to the extent permitted under the terms of the applicable Invitation Homes Equity Plan and/or an applicable award agreement, each as in effect on the date of this Agreement), (B) the redemption of equity shares in excess of the Common Stock Ownership Limit or the Excepted Holder Limit (each, as defined in the Invitation Homes Charter) pursuant to the Invitation Homes Charter or (C) the redemption of Invitation Homes LP Units pursuant to the Invitation Homes LP Agreement;

(vi) except for (A) issuances by a wholly owned Invitation Homes Subsidiary to Invitation Homes or another wholly owned Invitation Homes Subsidiary, (B) issuances as a result of exercises of Invitation Homes Equity Awards outstanding as of the date of this Agreement or (C) exchanges of Invitation Homes LP Units for shares of Invitation Homes Common Stock pursuant to the Invitation Homes LP Agreement, issue, sell, pledge, dispose of, encumber or grant any shares of Invitation Homes Common Stock or any of the Invitation Homes Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Invitation Homes Common Stock or any of the Invitation Homes Subsidiaries’ capital stock or other equity interests;

(vii) grant, confer, award, or modify the terms of any Invitation Homes Equity Awards, convertible securities, or other rights to acquire, or denominated in, any shares of Invitation Homes Common Stock or any of the Invitation Homes Subsidiaries’ capital stock or other equity securities or amend or modify the Invitation Homes Equity Plans;

(viii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock, equity interests or assets) any interest in real property, personal property, corporation, partnership, limited liability company, other business organization or any division or assets or equipment thereof, in each case in an amount in excess of $125,000,000 per calendar quarter in the aggregate for all such transactions, except for acquisitions by Invitation Homes or any wholly owned Invitation Homes Subsidiary of or from an existing wholly owned Invitation Homes Subsidiary;

(ix) make or commit to make any capital expenditures in excess of $10,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(x) sell, pledge, lease, license, sell and leaseback, assign, transfer, encumber, dispose of or effect a deed in lieu of foreclosure with respect to, any property or assets, in each case in an amount in excess of $100,000,000 per calendar quarter in the aggregate for all such transactions, except for (A) involuntary liens arising by operation of law that would not be material to any Invitation Homes Property or any assets of any Invitation Homes Entity and (B) other activities in the ordinary course of business consistent with past practice;

(xi) make any material change to its methods of accounting in effect at December 31, 2016, except as required by GAAP (or any interpretation or change thereof), any Governmental Authority or applicable Law;

(xii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness for borrowed money of any Invitation Homes Entity or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Invitation Homes Subsidiary), except (A) Indebtedness incurred under the Invitation Homes Credit Agreement in the ordinary course of business consistent with past practice not to exceed $350,000,000 in the aggregate, (B) Indebtedness of any wholly owned Subsidiary of Invitation Homes to Invitation Homes or any

other wholly owned Subsidiary of Invitation Homes or (C) repayments, replacements or refinancings made using proceeds from borrowings under the Invitation Homes Credit Agreement or available working capital;

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, Affiliates, agents or consultants), other than (A) by Invitation Homes or a wholly owned Invitation Homes Subsidiary to Invitation Homes or a wholly owned Invitation Homes Subsidiary, (B) loans or advances required to be made under any of the Invitation Homes Leases or a ground lease pursuant to which any Third Party is a lessee or sublessee on any Invitation Homes Property, or (C) in satisfaction of obligations pursuant to Contracts existing as of the date of this Agreement and disclosed to Starwood Waypoint prior to the execution of this Agreement;

(xiv) (A) enter into, renew, materially modify, materially amend or terminate, or waive, release, compromise or assign any material rights or material claims under, any Invitation Homes Material Contract (or any Contract that, if existing as of the date of this Agreement, would be an Invitation Homes Material Contract), other than (1) any automatic termination or automatic renewals in accordance with the terms of any existing Invitation Homes Material Contract, (2) the entry into any Lender Consent or (3) in the ordinary course of business consistent with past practice or as otherwise may be reasonably necessary to comply with the terms of this Agreement; or (B) enter into any Contract that has a term of more than two years;

(xv) waive, release, or assign any material rights or claims or make any payment, direct or indirect, of any liability of any Invitation Homes Entity before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

(xvi) settle or compromise (A) any legal action, suit, investigation, arbitration or proceeding, in each case made or pending against any Invitation Homes Entity (other than settlements or compromises (1) providing for the payment of money damages to the extent covered by insurance or not exceeding $1,000,000 individually or $5,000,000 in the aggregate and that do not involve the imposition of injunctive or equitable relief against any Invitation Homes Entity or (2) of real estate property Tax appeal claims in the ordinary course of business consistent with past practice), or (B) any Action that is the subject of Section 6.7(d) other than in accordance with Section 6.7(d);

(xvii) except as required pursuant to the terms of any Invitation Homes Benefit Plan in effect as of the date of this Agreement and disclosed under Section 5.9(a) of the Invitation Homes Disclosure Letter, (A) grant to any director, officer, employee, or consultant any increase in compensation, or pay or award any bonuses or incentive compensation (other than salary and incentive compensation adjustments related to promotions in an amount not to exceed 10% per Person or other salary and incentive compensation increases (and/or bonuses or retention payments) in aggregate amounts not to exceed 5% per Person, in each case, to employees other than executive officers in the ordinary course of business consistent with past practice), (B) grant to any current or former director, officer, employee or consultant whose annual base salary and target bonus opportunity exceeds $300,000 per annum any increase in severance, retention, change in control, or termination pay, (C) take any action to accelerate the vesting or settlement of any rights or benefits under any Invitation Homes Benefit Plan, (D) enter into, amend, adopt, or terminate any Benefit Plan or any plan that would have been an Invitation Homes Benefit Plan if in effect as of the date of this Agreement, (E) provide any funding for any rabbi trust or similar arrangement or (F) hire any employee or engage any consultant whose annual base salary and target bonus opportunity exceeds $300,000 per annum or who would otherwise be an executive officer of Invitation Homes (or terminate the employment of any such employee, consultant or executive officer, except for “cause”);

(xviii) take any action, or fail to take any action, which action or failure to act would reasonably be expected to cause (A) Invitation Homes to fail to qualify as a REIT for U.S. federal income tax purposes or (B) any Invitation Homes Subsidiary to fail to preserve its status as, as the case may be, a partnership or disregarded entity, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes;

(xix) enter into, amend or modify any Invitation Homes Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Invitation Homes Tax Protection Agreement or otherwise give rise to any material liability of any Invitation Homes Entity with respect thereto;

(xx) make, change or rescind any election relating to Taxes, adopt or change a material method of Tax accounting, adopt or change any annual Tax accounting period, amend any material Tax Return, settle or compromise any material Tax Proceeding or material Tax liability, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law), or surrender any right to claim a material refund of Taxes, except in each case, to the extent necessary to (x) preserve Invitation Homes’ qualification as a REIT for U.S. federal income tax purposes or (y) qualify or preserve the status of any Invitation Homes Subsidiary as a disregarded entity or partnership, or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary for U.S. federal income tax purposes (provided that prior to taking any action pursuant to clause (x) or (y) above, Invitation Homes shall inform Starwood Waypoint of such action and shall consult with and cooperate with Starwood Waypoint with respect to such action, but nothing herein shall prevent Invitation Homes after such consultation from taking such action in its reasonable, good-faith discretion);

(xxi) enter into any new material line of business;

(xxii) recognize any union or other labor organization as the representative of any of the Invitation Homes Employees except as required by applicable Law; or

(xxiii) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 6.17, nothing in this Agreement shall prohibit Invitation Homes from taking or causing to be taken any action, at any time or from time to time, that in the reasonable judgment of the Invitation Homes Board, upon advice of counsel to Invitation Homes, is reasonably necessary or appropriate for Invitation Homes to maintain its qualification as a REIT for U.S. federal income tax purposes or avoid the imposition of any entity level income or excise Tax under the Code, including making a Special Invitation Homes Distribution.

Section 6.3. Preparation of Form S-4 and Disclosure Document; Shareholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Parties shall jointly prepare and cause to be filed with the SEC the Form S-4, which (1) will include the Proxy Statement/Information Statement and a prospectus and (2) will include in the Calculation of Registration Fee table, among other things, the maximum number of shares of Invitation Homes Common Stock (the “Resale Common Stock”) issuable upon redemption by parties (other than Invitation Homes or the Invitation Homes LP General Partner) (“Resale Parties”) of Invitation Homes LP Units issued in exchange for Starwood Waypoint LP Units. In the event the Stockholder Written Consent is not obtained and Starwood Waypoint does not terminate this Agreement, in each case, as provided in Section 8.1(c)(v), then Invitation Homes shall, as promptly as reasonably practicable following the date of the Stockholder Consent Delivery Period, prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement and a prospectus and the information described in clause (2) of the prior sentence. Each of Starwood Waypoint and Invitation Homes shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Mergers and until a Shelf Resale Registration Statement is declared effective. Each of Starwood Waypoint and Invitation Homes shall cooperate in connection with the preparation, filing and distribution of the Form S-4 and the Disclosure

Document, including by furnishing all information concerning itself and its Affiliates to the other Parties and providing such other Party such assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Disclosure Document. Each of Starwood Waypoint and Invitation Homes shall promptly notify the other Parties upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Disclosure Document, and shall, as promptly as practicable after receipt thereof, provide the other Parties with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Disclosure Document or the Form S-4 received from the SEC and advise the other Parties of any oral comments with respect to the Disclosure Document or the Form S-4 received from the SEC. Each of Starwood Waypoint and Invitation Homes shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Disclosure Document and the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Disclosure Document (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of Starwood Waypoint and Invitation Homes shall cooperate and provide the other Parties a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Invitation Homes shall advise Starwood Waypoint, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Invitation Homes Common Stock issuable in connection with the REIT Merger for offering or sale in any jurisdiction, and Starwood Waypoint and Invitation Homes shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Invitation Homes shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Invitation Homes Common Stock in the REIT Merger, and the Starwood Waypoint Entities shall cooperate with Invitation Homes in connection therewith and furnish all information concerning the Starwood Waypoint Entities and the holders of Starwood Waypoint Common Shares as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Starwood Waypoint Shareholder Approval and the Invitation Homes Stockholder Approval, any information relating to Starwood Waypoint or Invitation Homes, or any of their respective Affiliates, should be discovered by Starwood Waypoint or Invitation Homes which, in the reasonable judgment of Starwood Waypoint or Invitation Homes, as applicable, should be set forth in an amendment of, or a supplement to, either of the Form S-4 or the Disclosure Document, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and Starwood Waypoint and Invitation Homes shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Disclosure Document or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the shareholders of Starwood Waypoint and the stockholders of Invitation Homes. Nothing in this Section 6.3(b) shall limit the obligations of any Party under Section 6.3(a). For purposes of Section 4.7, Section 5.7 and this Section 6.3, any information concerning or related to Starwood Waypoint, its Affiliates or the Starwood Waypoint Shareholder Meeting will be deemed to have been provided by Starwood Waypoint, and any information concerning or related to Invitation Homes, its Affiliates or the Invitation Homes Stockholder Meeting will be deemed to have been provided by Invitation Homes.

(c) As promptly as practicable following the date of this Agreement, Starwood Waypoint shall, in accordance with applicable Law and the Starwood Waypoint Declaration of Trust and Starwood Waypoint Bylaws, establish a record date for, duly call, give notice of, convene and hold the Starwood Waypoint Shareholder Meeting; provided, however, Starwood Waypoint will have the right, after consultation with Invitation Homes, to make one or more successive postponements or adjournments of the Starwood Waypoint Shareholder Meeting (i) if on a date on which the Starwood Waypoint Shareholder Meeting is scheduled, Starwood Waypoint has not received proxies representing a sufficient number of Starwood Waypoint Common Shares to obtain the Starwood Waypoint Shareholder Approval, whether or not a quorum is present or (ii) to the extent necessary to ensure that any required amendment or supplement to the Disclosure Document or Form S-4 is timely provided to the holders of Starwood Waypoint Common Shares; provided, further, that, without the prior written consent of Invitation Homes, in no event shall the Starwood Waypoint Shareholder Meeting (as postponed or adjourned) be held on a date that is more than thirty (30) days after the date for which the Starwood Waypoint Shareholder Meeting was originally scheduled. Starwood Waypoint shall use its reasonable best efforts to cause the Disclosure Document to be mailed to the shareholders of Starwood Waypoint entitled to vote at the Starwood Waypoint Shareholder Meeting and to hold the Starwood Waypoint Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act, subject to the immediately prior sentence. Starwood Waypoint shall, through the Starwood Waypoint Board, recommend to its shareholders that they give Starwood Waypoint Shareholder Approval, include such recommendation in the Disclosure Document and solicit and use its reasonable best efforts to obtain the Starwood Waypoint Shareholder Approval (including by soliciting proxies from Starwood Waypoint’s shareholders), unless the Starwood Waypoint Board shall have made a Starwood Waypoint Adverse Recommendation Change in accordance with Section 6.5(d); provided, however, Starwood Waypoint’s obligation to duly call, give notice of, convene and hold the Starwood Waypoint Shareholder Meeting and mail the Disclosure Document (and any amendment or supplement thereto that may be required by Law) shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Starwood Waypoint Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Starwood Waypoint of any Superior Proposal. Unless this Agreement is terminated in accordance with its terms, Starwood Waypoint shall not submit to the vote of the holders of Starwood Waypoint Common Shares any Acquisition Proposal. Starwood Waypoint shall keep Invitation Homes updated with respect to proxy solicitation results as reasonably requested by Invitation Homes.

(d) In the event the Stockholder Written Consent is not obtained and Starwood Waypoint does not terminate this Agreement, in each case, as provided in Section 8.1(c)(v), as promptly as practicable following the date of this Agreement, Invitation Homes shall, in accordance with applicable Law and the Invitation Homes Charter and the Invitation Homes Bylaws, establish a record date for, duly call, give notice of, convene and hold the Invitation Homes Stockholder Meeting; provided, however, Invitation Homes will have the right, after consultation with Starwood Waypoint, to make one or more successive postponements or adjournments of the Invitation Homes Stockholder Meeting (i) if on a date on which the Invitation Homes Stockholder Meeting is scheduled, Invitation Homes has not received proxies representing a sufficient number of shares of Invitation Homes Common Stock to obtain the Invitation Homes Stockholder Approval, whether or not a quorum is present or (ii) to the extent necessary to ensure that any required amendment or supplement to the Joint Proxy Statement or Form S-4 is timely provided to the holders of Invitation Homes Common Stock; provided, further, that, without the prior written consent of Starwood Waypoint, in no event shall the Invitation Homes Stockholder Meeting (as postponed or adjourned) be held on a date that is more than thirty (30) days after the date for which the Invitation Homes Stockholder Meeting was originally scheduled. Invitation Homes shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Invitation Homes entitled to vote at the Invitation Homes Stockholder Meeting and to hold the Invitation Homes Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act, subject to the immediately prior sentence. Invitation Homes shall, through the Invitation Homes Board, recommend to its stockholders that they give the Invitation Homes Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Invitation Homes Stockholder Approval (including by soliciting proxies from Invitation Homes’ stockholders), unless the Invitation Homes Board shall have made an Invitation Homes Adverse Recommendation Change in accordance with Section 6.5(d); provided, however, Invitation Homes’ obligation to duly call, give notice of, convene and hold the Invitation Homes Stockholder Meeting and mail the Joint Proxy Statement (and any amendment or supplement thereto that may be required by Law) shall be unconditional unless this Agreement is terminated in accordance with its terms and shall not be affected by any Invitation Homes Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Invitation Homes of any Superior Proposal. Unless this Agreement is terminated in accordance with its terms, Invitation Homes shall not submit to the vote of the holders of shares of Invitation Homes Common Stock any Acquisition Proposal. Invitation Homes shall keep Starwood Waypoint updated with respect to proxy solicitation results as reasonably requested by Starwood Waypoint.

(e) In the event the Stockholder Written Consent is not obtained and Starwood Waypoint does not terminate this Agreement, as provided in Section 8.1(c)(v), Starwood Waypoint and Invitation Homes will use their respective reasonable best efforts to hold the Starwood Waypoint Shareholder Meeting and the Invitation Homes Stockholder Meeting on the same date and at the same time.

(f) Immediately after the execution of this Agreement and in lieu of calling a meeting of Invitation Homes’ stockholders, Invitation Homes shall seek to obtain as promptly as practicable, and in any event, within 24 hours following the execution and delivery of this Agreement by the Parties (the “Stockholder Consent Delivery Period”), an irrevocable written consent in the form attached as Exhibit A hereto from the Majority Stockholders (such written consent, as duly executed and delivered, the “Stockholder Written Consent ”). In connection with the Stockholder Written Consent, Invitation Homes shall take all actions necessary to comply with the MGCL, including Section 2-505 thereof, the Invitation Homes Charter and the Invitation Homes Bylaws. As soon as practicable upon receipt of the Stockholder Written Consent by Invitation Homes and, in any event, prior to the expiration of the Stockholder Consent Delivery Period, if the Stockholder Written Consent is duly executed and delivered to Invitation Homes, Invitation Homes will provide Starwood Waypoint with a copy thereof (including by facsimile or other electronic image scan transmission).

Section 6.4. Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law, each Party shall, and shall cause each of its Subsidiaries to, (x) afford to the other Parties and to their Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their properties, offices, books, contracts, commitments, personnel and records and, during such period, each Party shall and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as the other Parties may reasonably request and (y) afford to the other Parties and to any nationally recognized accounting firm selected by such other Parties access to all of their properties, offices, books, contracts, commitments, personnel and records, and any other items as such other Parties or such accounting firm may reasonably request. Notwithstanding the foregoing, neither Starwood Waypoint nor Invitation Homes or their respective Subsidiaries shall be required by this Section 6.4 to provide the other Parties or their Representatives with access to or to disclose information (x) if such access or disclosure would result in a breach of an agreement with a Third Party entered into prior to the date of this Agreement (provided, however, that the disclosing Party shall use its reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure), (y) if such disclosure would violate any Law or legal duty of the disclosing Party or any of its Representatives (provided, however, that the disclosing Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or legal duty), or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the disclosing Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege).

(b) Any non-public information exchanged pursuant to this Section 6.4 shall be subject to the terms of the Confidentiality Agreement.

(c) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

Section 6.5. Acquisition Proposals.

(a) Except as otherwise expressly provided in Section 6.5, during the Interim Period, each of Starwood Waypoint and Invitation Homes agrees that it shall not, and shall cause each of its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) solicit, initiate, encourage or facilitate any inquiry, discussion, proposal, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (an “Inquiry”), (ii) engage, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Third Party any non-public information in connection with, or facilitate in any way any effort by, any Third Party in furtherance of, any Acquisition Proposal or Inquiry or (iii) approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement or option agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to an Acquisition Proposal or requiring Starwood Waypoint or Starwood Waypoint LP, on the one hand, or Invitation Homes or Invitation Homes LP, on the other hand, to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing agreements referred to in this clause (iii), an “Alternative Acquisition Agreement”) or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding Section 6.5(a), so long as such Party has not breached its obligations under this Section 6.5, at any time prior to obtaining the Starwood Waypoint Shareholder Approval or the Invitation Homes Stockholder Approval, as applicable, each of Starwood Waypoint or Invitation Homes may, directly or indirectly through any Representative, in response to an unsolicited bona fide written Acquisition Proposal by a Third Party made after the date of this Agreement, (i) furnish non-public information to such Third Party (or its Representatives) making an Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, Starwood Waypoint or Invitation Homes, as applicable, receives from the Third Party an executed Acceptable Confidentiality Agreement and provides the other with a copy of such agreement within twenty-four (24) hours of execution of such agreement and (B) any non-public information concerning the Starwood Waypoint Entities or the Invitation Homes Entities, as applicable, that is provided to such Third Party shall, to the extent not previously provided to the other Parties, be provided to the other Parties prior to or simultaneously with such information being provided to such Third Party), and (ii) engage in discussions or negotiations with such Third Party and its Representatives with respect to the Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Starwood Waypoint Board or the Invitation Homes Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or is reasonably expected to result in, a Superior Proposal.

(c) Each of Starwood Waypoint and Invitation Homes shall notify the other Party promptly (but in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any request for non-public information relating to such Party or its Subsidiaries from any Person that informs any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, or any of its Representatives that such Person is considering making, or has made, an Acquisition Proposal, or any Inquiry from any Person seeking to have discussions or negotiations with any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, or any of its Representatives relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Third Party making the Acquisition Proposal or such Inquiry and the financial and other material terms and conditions of any such Acquisition Proposals or Inquiries (including providing copies of any written Inquiries, requests or Acquisition Proposals and any drafts and final versions of agreements, commitment letters and related documentation and correspondence). Each of Starwood Waypoint and Invitation Homes shall also promptly, and in any event within twenty-four (24) hours, notify the other orally and in writing, (x) if any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, or any of such Party’s Representatives enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information to any Person in accordance with Section 6.5(b) and (y) of any change to the financial or other terms of any Acquisition Proposal. Each of Starwood Waypoint and Invitation Homes shall otherwise keep the other reasonably informed of the status and terms of any such discussions, negotiations or Acquisition Proposals on a current basis (and in any event within twenty-four (24) hours of any material developments, discussions or negotiations), including by providing copies of any written Inquiries, requests or Acquisition Proposals and any drafts and final versions of agreements, commitment letters and related documentation or correspondence. No Starwood Waypoint Entity or Invitation Homes Entity shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing any of the foregoing information to the other Parties.

(d) Except as permitted by this Section 6.5(d), neither the Starwood Waypoint Board, the Invitation Homes Board, nor any committee of either such board, shall (i) withhold, withdraw, modify or qualify (or publicly propose to withhold, withdraw, modify or qualify), in a manner adverse to the other Party, the Starwood Waypoint Recommendation or the Invitation Homes Recommendation, as applicable, or make any other public statement in connection with the Starwood Waypoint Shareholder Meeting or Invitation Homes Stockholder Meeting, as applicable, by or on behalf of such Party’s board or a committee thereof that would reasonably be expected to have the same effect as the foregoing, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Acquisition Proposal, (iii) fail to include the Starwood Waypoint Recommendation or the Invitation Homes Recommendation, as applicable, in the Disclosure Document or any filing, amendment or supplement relating to the Disclosure Document, (iv) fail to publicly recommend against any tender or exchange offer that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Starwood Waypoint’s shareholders or Invitation Homes’ stockholders) within ten (10) Business Days after it is launched (or such fewer number of days as remain prior to the Starwood Waypoint Shareholder Meeting or the Invitation Homes Stockholder Meeting, as applicable, as it may be adjourned or postponed), or (v) fail to publicly reaffirm without qualification the Starwood Waypoint Recommendation or the Invitation Homes Recommendation, as applicable, in each case, within three (3) Business Days after the written request of the other Party following an Acquisition Proposal that has been publicly announced (or such fewer number of days as remain prior to the Starwood Waypoint Shareholder Meeting or the Invitation Homes Stockholder Meeting, as applicable, as it may be adjourned or postponed) (any of the actions described in clauses (i), (ii), (iii), (iv), or (v) of this Section 6.5(d), a “Starwood Waypoint Adverse Recommendation Change” or a “Invitation Homes Adverse Recommendation Change”, respectively), or (vi) approve, adopt or recommend (or agree to or propose to approve, adopt or recommend), or cause or permit Starwood Waypoint or Invitation Homes, as applicable, or any of their respective Subsidiaries to enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Starwood Waypoint Shareholder Approval or the Invitation Homes Stockholder Approval, as applicable, if the Starwood Waypoint Board or the Invitation Homes Board, as applicable, has received an unsolicited bona fide Acquisition Proposal (and Starwood Waypoint or Invitation Homes, as applicable, has not breached Section 6.5) that, in the good-faith determination of the applicable board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with Section 6.5(e), and giving effect to all of the changes, revisions, modifications and adjustments which may be offered by Starwood Waypoint or Invitation Homes, as applicable, pursuant to Section 6.5(e) or otherwise , then in such case, Starwood Waypoint or Invitation Homes, as applicable, may terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(d)(i) in order to enter into an Alternative Acquisition Agreement providing for implementation of such Superior Proposal and, in connection therewith, the Starwood Waypoint Board or the Invitation Homes Board, as applicable, may make an Invitation Homes Adverse Recommendation Change or a Starwood Waypoint Adverse Recommendation Change, as applicable, provided (x) the terminating Party shall pay or cause to be paid to Starwood Waypoint or Invitation Homes, as applicable, the Termination Fee and Expense Amount required to be paid pursuant to Section 8.3 in connection with such termination and (y) neither such terminating Party nor any Subsidiary or Representative thereof shall enter into any such Alternative Acquisition Agreement unless this Agreement has been or is concurrently terminated in accordance with its terms.

(e) No Invitation Homes Entity shall be entitled to effect an Invitation Homes Adverse Recommendation Change and no Starwood Waypoint Entity shall be entitled to effect a Starwood Waypoint Adverse Recommendation Change pursuant to Section 6.5(d) or to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(d)(i), respectively, unless (i) such Party (the “notifying party”) has provided prior written notice (a “Notice of Adverse Recommendation Change”) to Starwood Waypoint or Invitation Homes, as applicable (the “recipient party”) that the Starwood Waypoint Board or the Invitation Homes Board, as applicable, intends to take such action, identifying the Person making such Superior Proposal and specifying in reasonable detail the reasons therefor and, in the case of a Starwood Waypoint Adverse Recommendation Change or an Invitation Homes Adverse Recommendation Change, as applicable, describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (including copies of the current drafts of all agreements, commitment letters and other documentation and correspondence that relate to such Superior Proposal), (ii) during the five (5) Business Day period following the recipient party’s receipt of the Notice of Adverse Recommendation Change, the notifying party shall, and shall cause its Representatives to, negotiate with the recipient party (and its Representatives) in good faith (to the extent the recipient party requests to negotiate) to make such changes, revisions, modifications and adjustments in the terms and conditions of this Agreement, so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of such five (5) Business Day period, the Starwood Waypoint Board or the Invitation Homes Board, as applicable, shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes, revisions, modifications and adjustments which may be offered by the recipient party in response to the Notice of Adverse Recommendation Change or otherwise, that the Superior Proposal giving rise to the Notice of Adverse Recommendation Change continues to constitute a Superior Proposal. Any change to the financial terms or any change in any material respect to any of the other terms of such Superior Proposal shall require a new Notice of Adverse Recommendation Change, the Party required to deliver such new Notice of Adverse Recommendation Change shall again comply with the provisions of this Section 6.5(e), and the provisions of this Section 6.5(e) shall apply to such amended Superior Proposal.

(f) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit Starwood Waypoint or the Starwood Waypoint Board, or Invitation Homes or the Invitation Homes Board, from (i) taking and disclosing to Starwood Waypoint’s shareholders or to Invitation Homes’ stockholders, as applicable, a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making a “stop, look and listen” or similar communication to the holders of Starwood Waypoint Common Shares or Invitation Homes Common Stock of the type contemplated by Rule 14d-9(f) under the Exchange Act, so long as in the case of clauses (i) and (ii) (A) any such disclosure includes the Starwood Waypoint Board Recommendation or Invitation Homes Board Recommendation, as applicable, without any modification or qualification thereof or continues the prior recommendation of the Starwood Waypoint Board or Invitation Homes Board, as the case may be, and (B) any such disclosure does not contain either an express Starwood Waypoint Adverse Recommendation Change or an Invitation Homes Adverse Recommendation Change, as applicable, or any other statements by or on behalf of the Starwood Waypoint Board or the Invitation Homes Board, as the case may be, which would reasonably be expected to have the same effect as a Starwood Waypoint Adverse Recommendation Change or an Invitation Homes Adverse Recommendation Change, as applicable; provided, however, the foregoing Section 6.5(f) shall not permit the Starwood Waypoint Board or the Invitation Homes Board to make any Starwood Waypoint Adverse Recommendation Change or Invitation Homes Adverse Recommendation Change, respectively, except as permitted by Section 6.5(d) and Section 6.5(e); provided, further, that neither Starwood Waypoint or the Starwood Waypoint Board or Invitation Homes or the Invitation Homes Board shall be permitted to recommend that the shareholders of Starwood Waypoint or the stockholders of Invitation Homes, as the case may be, tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal or effect a Starwood Waypoint Adverse Recommendation Change or an Invitation Homes Adverse Recommendation Change, as applicable, with respect thereto, except as permitted by Section 6.5(d).

(g) Upon execution of this Agreement, each of Starwood Waypoint and Invitation Homes shall, and shall cause each of its Subsidiaries, and its and their Representatives to (i) immediately cease any solicitations, discussions, negotiations, communications or other activities with any Person conducted heretofore with respect to any Acquisition Proposal and (ii) take such action as is necessary to enforce any confidentiality provisions or provisions of similar effect to which any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, is a party or of which any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, is a beneficiary. Each of Starwood Waypoint and Invitation Homes shall use reasonable best efforts to cause all Third Parties who have been furnished confidential information regarding any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, in connection with the solicitation of or discussions regarding an Acquisition Proposal within the six (6) months prior to the date of this Agreement to promptly return or destroy such information.

Each Party shall not, and shall not permit any of its Subsidiaries to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which such Party or such Party’s Subsidiaries is a party. Neither Starwood Waypoint or the Starwood Waypoint Board or Invitation Homes or the Invitation Homes Board shall take any actions to exempt any person from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Starwood Waypoint Declaration of Trust or Invitation Homes Charter, as applicable, unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 8.1(c)(i) or Section 8.1(d)(i), as applicable.

(h) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean any inquiry, proposal or offer made by any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), whether in one transaction or a series of related transactions, relating to (a) any merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving any of the Starwood Waypoint Parties or Invitation Homes Parties, as applicable, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of any Starwood Waypoint Entity or Invitation Homes Entity, as applicable, representing fifteen percent (15%) or more of the consolidated assets, net revenue or net income of the Starwood Waypoint Entities or the Invitation Homes Entities, as applicable, taken as a whole as determined on a book-value basis (including any Indebtedness secured solely by such asset), (c) any issuance, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifteen percent (15%) or more of the voting power of Starwood Waypoint or Invitation Homes, as applicable, or the equity interests or general partner interests of Starwood Waypoint LP or Invitation Homes LP, as applicable, (d) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of Starwood Waypoint or Invitation Homes, as applicable, or the equity interests or general partner interests of Starwood Waypoint LP or Invitation Homes LP, as applicable, (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Starwood Waypoint, Starwood Waypoint LP, Invitation Homes or Invitation Homes LP, as applicable, in which a Third Party shall acquire beneficial ownership of fifteen percent (15%) or more of the outstanding shares of any class of voting securities of Starwood Waypoint or Invitation Homes, as applicable, or (f) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of the Starwood Waypoint Entities or the Invitation Homes Entities, as applicable, having a fair market value equal to or greater than fifteen percent (15%) of the fair market value of all of the assets of the Starwood Waypoint Entities or the Invitation Homes Entities, taken as a whole; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “fifteen percent (15%) or more” shall be replaced by “more than fifty percent (50%)”) made by a Third Party on terms that the Starwood Waypoint Board or the Invitation Homes Board, as applicable, determines in good faith, after consultation with such Party’s outside legal counsel and financial advisors, (A) is reasonably likely to be consummated if accepted and (B) would result, if consummated, in a transaction that is more favorable from a financial point of view to the holders of Starwood Waypoint Common Shares or Invitation Homes Common Stock (solely in their capacity as such), as applicable, than the REIT Merger and the other transactions contemplated hereby after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby (including any changes, revisions, modifications or adjustments to the terms of this Agreement proposed by the other Party and any other information provided by the other Party)) and such other matters that the Starwood Waypoint Board or the Invitation Homes Board, as applicable, deems relevant, including legal, financial (including the financing terms and conditions of any such Acquisition Proposal), regulatory and other aspects of such Acquisition Proposal and the identity of the Person making such proposal.

Section 6.6. Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Starwood Waypoint Parties and each of the Invitation Homes Parties shall and shall cause the other Starwood Waypoint Entities and the other Invitation Homes Entities, respectively, to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement (including promptly responding to all requests by a Governmental Authority or other Person for additional information in support of any such filing or request for approval or waiver), (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably practicable, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of the Starwood Waypoint Parties and the Invitation Homes Parties shall give (or shall cause the other Starwood Waypoint Entities or the other Invitation Homes Entities, respectively, to give) any notices to Third Parties, and each of the Starwood Waypoint Parties and the Invitation Homes Parties shall use, and cause each of the other Starwood Waypoint Entities or the other Invitation Homes Entities, respectively, to use, its reasonable best efforts to obtain any Third Party consents not covered by Section 6.6(a) that are necessary, proper or advisable to consummate the Mergers. Each of the Parties will furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. The Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the Parties shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, approval, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything in this Section 6.6 to the contrary, the Parties shall not be required pursuant to this Section 6.6 to propose, commit to or effect any action that is not conditioned on the consummation of the Mergers.

Section 6.7. Notification of Certain Matters; Transaction Litigation.

(a) Starwood Waypoint shall give prompt notice to Invitation Homes, and Invitation Homes shall give prompt notice to Starwood Waypoint, of any notice or other communication received by such Party or its Subsidiaries from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) Starwood Waypoint shall give prompt notice to Invitation Homes, and Invitation Homes shall give prompt notice to Starwood Waypoint, if (i) any representation or warranty made by it or its Subsidiaries contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it or one or more of its Subsidiaries fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and the failure to comply with this Section 6.7 will not constitute a breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 7.2(b) or Section 7.3(b). Without limiting the foregoing, Starwood Waypoint shall give prompt notice to Invitation Homes, and Invitation Homes shall give prompt notice to Starwood Waypoint, if, to the knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed.

(c) Each of the Parties agrees to give prompt written notice to the other Parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Starwood Waypoint Entities or the other Invitation Homes Entities, respectively, which could reasonably be expected to have, individually or in the aggregate, a Starwood Waypoint Material Adverse Effect or an Invitation Homes Material Adverse Effect, as the case may be.

(d) Starwood Waypoint shall give prompt notice to Invitation Homes, and Invitation Homes shall give prompt notice to Starwood Waypoint, of any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or any of the other Starwood Waypoint Entities or the other Invitation Homes Entities, respectively, which relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Starwood Waypoint shall give the Invitation Homes Parties the opportunity to reasonably participate, subject to a customary joint defense agreement, in (but not control) the defense and settlement of any shareholder litigation against any Starwood Waypoint Entity and/or its trustees or directors relating to this Agreement or the transactions contemplated hereby, and no such settlement shall be agreed to without Invitation Homes’ prior written consent (such consent not to be unreasonably withheld). The Invitation Homes Parties shall give Starwood Waypoint the opportunity to reasonably participate, subject to a customary joint defense agreement, in (but not control) the defense and settlement of any stockholder litigation against the Invitation Homes Parties and/or their trustees or directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Starwood Waypoint’s prior written consent (such consent not to be unreasonably withheld).

Section 6.8. Public Announcements. Except to the extent disclosed in or consistent with the Disclosure Document and Form S-4, for so long as this Agreement is in effect, the Parties shall to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements or filings (and the Parties shall cooperate as to the timing and contents of any such press release or public statement or filing) with respect to this Agreement or any of the transactions contemplated hereby, and none of the Parties shall issue any such press release or make any such public statement or filing prior to such consultation; provided, however, that a Party may, without consulting with the other Parties, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange or the applicable provisions of any listing agreement of any Party hereto.

Section 6.9. Trustees’ and Officers’ Indemnification and Insurance.

(a) From and after the REIT Merger Effective Time, the Surviving Entity and its Subsidiaries shall, and Invitation Homes shall cause the Surviving Entity and its Subsidiaries to, (i) honor and maintain in effect for a period of six (6) years from the REIT Merger Effective Time all rights to exculpation, indemnification and advancement of expenses of each Indemnitee provided to such Indemnitee by the Starwood Waypoint Entities immediately prior to the REIT Merger Effective Time in the Starwood Waypoint Declaration of Trust and the Starwood Waypoint Bylaws or each of the Starwood Waypoint Subsidiaries’ respective articles, certificates of incorporation, declaration of trust or bylaws (or comparable organizational or governing documents) as the case may be, as in effect on the date of this Agreement and (ii) honor all rights to exculpation, indemnification and advancement of expenses of each Indemnitee as provided in any indemnification or other similar agreement to which any Starwood Waypoint Entity is a party as of the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions or omissions at or prior to the REIT Merger Effective Time, including all transactions contemplated by this Agreement.

(b) Without limiting or being limited by the provisions of Section 6.9(a), during the period commencing as of the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, the Surviving Entity shall (and Invitation Homes shall cause the Surviving Entity to), to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission prior to the REIT Merger Effective Time in such Indemnitee’s capacity as a director, officer, partner, member, trustee, employee, fiduciary or agent of any Starwood Waypoint Entity or as fiduciary under any Starwood Waypoint Benefit Plan, or (y) this Agreement or any of the transactions contemplated hereby, including the Mergers, in each case, whether asserted or claimed prior to, at or after the REIT Merger Effective Time; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and expenses and disbursements and any expenses incurred by any Indemnitee in connection with enforcing any rights with respect to indemnification) of any Indemnitee without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to Invitation Homes’ and the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, Invitation Homes and the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) shall not have any obligation under this Agreement to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Invitation Homes or the Surviving Entity the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise) and (iii) shall not settle, compromise or consent to the entry of any judgment in any Action (in which indemnification could be sought by an Indemnitee hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Action or such Indemnitee otherwise consents in writing.

(c) Prior to the REIT Merger Effective Time, Starwood Waypoint may in its discretion, in consultation with Invitation Homes, or, if Starwood Waypoint declines to do so, Invitation Homes may in its discretion cause the Surviving Entity as of the REIT Merger Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the coverage afforded by Starwood Waypoint’s existing trustees’ and officers’ liability insurance policies and Starwood Waypoint’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the REIT Merger Effective Time with respect to any claim arising from facts, acts, events or omissions that occurred during any period of time at or prior to the REIT Merger Effective Time from one or more insurance carriers with the same or better Best’s credit rating as Starwood Waypoint’s current insurance carrier with respect to D&O Insurance with retentions and levels of coverage that are no less favorable than, and with other terms and conditions that are no less favorable in the aggregate than, the coverage provided under Starwood Waypoint’s existing policies and with limits of liability that are no lower than the limits on Starwood Waypoint’s existing policies as long as the annual premium in the aggregate does not exceed, in any one year, three-hundred percent (300%) of the annual aggregate premium(s) under Starwood Waypoint’s existing policies. If Starwood Waypoint or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the REIT Merger Effective Time, (i) the Surviving Entity shall continue to maintain, and Invitation Homes shall cause to be maintained, in effect, for a period of at least six (6) years from and after the REIT Merger Effective Time, the D&O Insurance in place as of the date of this Agreement with Starwood Waypoint’s current insurance carrier or with an insurance carrier with the same or better Best’s credit rating as Starwood Waypoint’s current insurance carrier with respect to D&O Insurance with retentions and levels of coverage that are no less favorable than, and with other terms and conditions that are no less favorable in the aggregate than, the coverage provided under Starwood Waypoint’s existing policies as of the date of this Agreement, or (ii) Invitation Homes shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the REIT Merger Effective Time, the Indemnitees who are insured under Starwood Waypoint’s D&O Insurance with comparable D&O Insurance that provides coverage for facts, events, acts or omissions occurring at or prior to the REIT Merger Effective Time from an insurance carrier with the same or better credit rating as Starwood Waypoint’s current insurance carrier and with retentions and levels of coverage that are no less favorable than, and with other terms and conditions that are no less favorable in the aggregate than, the existing policy of Starwood Waypoint (which may be provided under Invitation Homes’ D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Invitation Homes and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of (for any one year) three-hundred percent (300%) of the annual premium paid by Starwood Waypoint for such insurance as of the date of this Agreement; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Invitation Homes or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to facts, acts, events or omissions occurring prior to the REIT Merger Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees are third-party beneficiaries of this Section 6.9. The provisions of this Section 6.9 shall be for the benefit of, and shall be enforceable by, each Indemnitee and his or her successors or heirs. Invitation Homes shall pay all reasonable expenses, including reasonable out-of-pocket attorneys’ fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e) The rights of each Indemnitee under this Section 6.9 shall be in addition to any rights such Person or any employee of any Starwood Waypoint Entity may have under the Starwood Waypoint Declaration of Trust, the Starwood Waypoint Bylaws or the certificate of incorporation or bylaws (or equivalent organizational or governing documents) of any of the Starwood Waypoint Subsidiaries, or the Surviving Entity or any of its subsidiaries, or under any applicable Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to trustees’ and officers’ insurance claims under any policy that is or has been in existence with respect to Starwood Waypoint or its officers, trustees and employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Invitation Homes, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors or heirs. In the event that Invitation Homes or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, Invitation Homes shall, and shall cause the Surviving Entity to, cause proper provision to be made so that the successors and assigns of Invitation Homes or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9.

Section 6.10. Certain Tax Matters.

(a) Each of the Parties shall, and shall cause their respective Affiliates to, (i) prepare all Tax Returns in a manner consistent with the tax treatment and consequences contemplated by Section 3.4 (the “Intended Tax Treatment”), (ii) except to the extent otherwise required pursuant to a “final determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law) not take any position on any Tax Return, in connection with any Tax Proceeding or otherwise that is inconsistent with the Intended Tax Treatment, (iii) not take any action (or fail to take any action) if such action (or failure to act) could reasonably be expected to cause the REIT Merger or the Partnership Merger not to have the Intended Tax Treatment and (iv) otherwise use their reasonable efforts to cause the REIT Merger, and the Partnership Merger to have the Intended Tax Treatment.

(b) Starwood Waypoint and Invitation Homes shall reasonably cooperate to prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) and Starwood Waypoint and Invitation Homes shall cooperate to minimize the amount of Transfer Taxes to the extent permitted by applicable Law.

(c) On the Closing Date, prior to the REIT Merger Effective Time, Starwood Waypoint shall deliver to Invitation Homes a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

Section 6.11. Section 16 Matters. Prior to the REIT Merger Effective Time, Starwood Waypoint and Invitation Homes shall, as applicable, take all such steps to cause any dispositions or acquisitions of Starwood Waypoint Common Shares or Invitation Homes Common Stock (including derivative securities related to Starwood Waypoint Common Shares or Invitation Homes Common Stock, as applicable) resulting from the Mergers and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Starwood Waypoint as of immediately prior to the REIT Merger Effective Time or will become subject to such reporting requirements with respect to Invitation Homes, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law. Upon request, Starwood Waypoint shall promptly furnish Invitation Homes with all requisite information for Invitation Homes to take the actions contemplated by this Section 6.11.

Section 6.12. Stock Exchange Listing. Invitation Homes shall use its reasonable best efforts to cause the shares of Invitation Homes Common Stock to be issued in the REIT Merger to be approved for listing on the NYSE, and any shares of Invitation Homes Common Stock to be reserved for issuance upon conversion or exchange of the Starwood Waypoint Convertible Notes, subject to official notice of issuance, prior to the REIT Merger Effective Time.

Section 6.13. Employee Matters.

(a) For one (1) year following the REIT Merger Effective Time, Invitation Homes shall provide, or shall cause the Invitation Homes Subsidiaries to provide, the employees of Starwood Waypoint or Invitation

Homes and their respective Subsidiaries as of the REIT Merger Effective Time who continue employment with any Invitation Homes Entity following the REIT Merger Effective Time (the “Continuing Employees”), total compensation opportunities and employee benefits (excluding equity-based compensation) that are substantially comparable in the aggregate to those provided to such Continuing Employees by Starwood Waypoint or Invitation Homes, as applicable, immediately prior to the REIT Merger Effective Time.

(b) Invitation Homes shall, or shall cause the Invitation Homes Subsidiaries to, cause its Benefit Plans to take into account, for purposes of eligibility, vesting, levels of benefits and benefit accrual thereunder, the service of the Continuing Employees with the Starwood Waypoint Entities (including any predecessor entities) as if such service were with Invitation Homes, to the same extent that such service was credited under a comparable Starwood Waypoint Benefit Plan (except to the extent it would result in a duplication of benefits for the same period of service).

(c) From and after the REIT Merger Effective Time, with respect to each Continuing Employee (and their respective beneficiaries), Invitation Homes shall use reasonable commercial efforts to cause each disability, medical, dental, or health plan of Invitation Homes or the Invitation Homes Subsidiaries to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable disability, medical, dental, or health plans of Starwood Waypoint or the Starwood Waypoint Subsidiaries, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such Continuing Employees and their respective beneficiaries during the portion of the calendar year prior to commencement of participation in such Invitation Homes Benefit Plan, and (iii) waive any waiting period limitation, evidence of insurability requirement or actively-at-work requirement which would otherwise be applicable to such Continuing Employee and their respective beneficiaries on or after the REIT Merger Effective Time to the extent such Continuing Employee or beneficiary had satisfied any similar limitation or requirement under an analogous plan prior to the REIT Merger Effective Time.

(d) All fiscal year 2017 bonus amounts under annual bonus, sales and other cash incentive plans of Starwood Waypoint and Invitation Homes will be calculated and paid (both in terms of timing and amount) in the ordinary course of business consistent with past practice (including as to timing of determination of achievement of applicable performance targets and as to timing of payment); provided, that, the applicable performance targets may be adjusted, as reasonably determined by the Invitation Homes Board (or a committee thereof), to reflect (i) any non-recurring charges incurred or accrued during the 2017 fiscal year (whether prior to or following the REIT Merger Effective Time) that arise as a direct result of the transactions contemplated by this Agreement and that would not reasonably be expected to have been incurred by Starwood Waypoint or Invitation Homes had the transactions contemplated by this Agreement not taken place and (ii) any other equitable adjustments deemed appropriate in light of the combination of the Starwood Waypoint and Invitation Homes businesses, assets, and liabilities.

(e) In the event that Starwood Waypoint and Invitation Homes reasonably determine that the REIT Merger Effective Time will not occur prior to December 31, 2017, to the extent reasonably requested by Invitation Homes, the Starwood Waypoint Entities shall, in order to mitigate the impact of Sections 280G and 4999 of the Code, make or deliver payments or awards in 2017 that (i) are earned in 2017 and payable in the ordinary course of business in 2018, or (ii) would be earned or eligible to be earned in the ordinary course of business in 2018, but that Starwood Waypoint and Invitation Homes reasonably determine in 2017 are substantially certain to be earned in whole or in part.

(f) Nothing herein shall (i) be treated as an amendment to any Benefit Plan, (ii) limit the ability of Invitation Homes to amend or terminate any Benefit Plan in accordance with its terms at any time, (iii) limit the ability of Invitation Homes to retain or terminate the employment of any Continuing Employee, or (iv) create any third-party beneficiary rights in any current or former director, officer, employee, or independent contractor of Starwood Waypoint or the Starwood Waypoint Subsidiaries, or any beneficiary or dependent thereof, with respect to the compensation, terms, and conditions of employment and/or benefits that may be provided to any

Continuing Employee by Invitation Homes or the Invitation Homes Subsidiaries or under any Benefit Plan which Invitation Homes or the Invitation Homes Subsidiaries may maintain or otherwise.

Section 6.14. Treatment of Outstanding Indebtedness; Payoff Letter.

(a) Starwood Waypoint and Invitation Homes shall reasonably cooperate (i) to obtain customary payoff letters from the holders of any Indebtedness which the Parties reasonably determine to be necessary or advisable to repay in connection with the Mergers and (ii) to make arrangements for such holders of Indebtedness to deliver to Invitation Homes, subject to the prior receipt of the applicable payoff amounts, releases of all related Liens and terminations of all related guarantees at, and subject to the occurrence of, the Closing.

(b) Starwood Waypoint shall take or cause to be taken all actions required by the indentures for the Starwood Waypoint Convertible Notes (the “Indentures”) and the terms of the Starwood Waypoint Convertible Notes to be performed by Starwood Waypoint and/or any Starwood Waypoint Entity prior to the REIT Merger Effective Time as a result of the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement, including, without limitation, the giving of any required notices or announcements and the delivery of any required certificates, opinions, documents and/or instruments in connection with such transactions or otherwise required pursuant to the terms of the Indentures or the Starwood Waypoint Convertible Notes. Without limiting the generality of the foregoing, prior to the REIT Merger Effective Time, Starwood Waypoint agrees to (i) deliver the notices required by Sections 10.01(b)(v), 10.04(l) and 10.07, as applicable, of the Indentures and (ii) execute and deliver, at the REIT Merger Effective Time, the supplemental indentures, officer’s certificates and opinions of counsel required pursuant to Sections 8.01, 9.03, 10.04(l) and 10.07, as applicable, of the Indentures. Merger Sub shall execute and deliver, at the REIT Merger Effective Time, the supplemental indentures referred to in the immediately preceding sentence and take the actions required of it by Section 10.07 of the Indentures. Invitation Homes shall execute and deliver, at the REIT Merger Effective Time, a guarantee of the Starwood Waypoint Convertible Notes to enable the issuance of shares of Invitation Homes Common Stock upon conversion of Starwood Waypoint Convertible Notes in reliance on the exemption provided by Section 3(a)(9) of the Securities Act or otherwise shall ensure that the issuance of such shares is registered under the Securities Act or that such issuance is otherwise exempt from registration under the Securities Act.

(c) Prior to taking any of the foregoing actions, Starwood Waypoint shall consult with and reasonably cooperate with Invitation Homes with respect to the action and the intended manner and form thereof. Invitation Homes shall be given at least three Business Days to review any notice, announcement, certificate, document, instrument or legal opinion before such document is provided or delivered pursuant to the Indentures and the Starwood Waypoint Convertible Notes, and Starwood Waypoint shall give reasonable and good faith consideration to any comments made by Invitation Homes. Starwood Waypoint will not make any settlement election under or make any change to the terms of the Indentures or the Starwood Waypoint Convertible Notes without the prior written consent of Invitation Homes. Starwood Waypoint shall, and shall cause its Subsidiaries to, and each shall cause their respective representatives to, cooperate with Invitation Homes in connection with the fulfillment of Starwood Waypoint’s obligations under the terms of the Starwood Waypoint Convertible Notes and the Indentures at any time after the date of this Agreement as reasonably requested by Invitation Homes.

Section 6.15. Name of Surviving Entity. Following the Closing, Invitation Homes shall conduct business under the name “Invitation Homes Inc.” and shall use such name for all purposes, except as otherwise required by Law or contract or as to the extent legally required to use the corporate legal name of “Invitation Homes Inc.”.

Section 6.16. Tax Representation Letters.

(a) Starwood Waypoint shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 7.2(e) and Section 7.3(f), (ii) deliver to Sidley Austin LLP, or such other counsel as applicable, an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Starwood Waypoint, containing representations of Starwood Waypoint as shall be reasonably necessary or appropriate to enable Sidley Austin LLP, or such other counsel, as applicable, to render the opinion described in Section 7.2(e) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (each, a “Starwood Waypoint REIT Tax Representation Letter”), and (iii) deliver to Sidley Austin LLP and Simpson Thacher & Bartlett LLP, or such other counsel, as applicable, officer’s certificates, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), substantially in the form set forth in Section 6.16(a) of the Starwood Waypoint Disclosure Letter, and signed by an officer of Starwood Waypoint (each, a “Starwood Waypoint Reorganization Tax Representation Letter”), containing representations of Starwood Waypoint as shall be reasonably necessary or appropriate to enable Sidley Austin LLP and Simpson Thacher & Bartlett LLP, or such other counsel, as applicable, to render the opinions described in Section 7.3(f) and Section 7.2(f), respectively, on the Closing Date (and if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(b) Invitation Homes shall (i) use its reasonable best efforts to obtain the opinions of counsel described in Section 7.2(f) and Section 7.3(e), (ii) deliver to Simpson Thacher & Bartlett LLP, or such other counsel, as applicable, an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Invitation Homes, containing representations of Invitation Homes as shall be reasonably necessary or appropriate to enable Simpson Thacher & Bartlett LLP, or such other counsel, as applicable, to render the opinion described in Section 7.3(e) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act) (each, a “Invitation Homes REIT Tax Representation Letter”), and (iii) deliver to Simpson Thacher & Bartlett LLP and Sidley Austin LLP, or such other counsel, as applicable, officer’s certificates, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), substantially in the form set forth in Section 6.16(b) of the Invitation Homes Disclosure Letter, and signed by an officer of Invitation Homes (each, a “Invitation Homes Reorganization Tax Representation Letter”), containing representations of Invitation Homes as shall be reasonably necessary or appropriate to enable Simpson Thacher & Bartlett LLP and Sidley Austin LLP, or such other counsel, as applicable, to render the opinions described in Section 7.2(f) and Section 7.3(f), respectively, on the Closing Date (and if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

Section 6.17. Special Distributions. If Starwood Waypoint determines that it is necessary to authorize, declare or pay a Special Starwood Waypoint Distribution in accordance with Section 6.1(b)(iv), Starwood Waypoint shall notify Invitation Homes in writing at least 20 Business Days prior to the Starwood Waypoint Shareholder Meeting or if Invitation Homes determines that it is necessary to authorize, declare or pay a Special Invitation Homes Distribution in accordance with Section 6.2(b)(iv), Invitation Homes shall notify Starwood Waypoint in writing at least 20 Business Days prior to the record date for such Special Invitation Homes Distribution or as soon as reasonably practicable, and such other Party, as the case may be, shall be entitled to declare a dividend per share payable (i) in the case of Starwood Waypoint, to holders of Starwood Waypoint Common Shares, in an amount per share equal to the product of (A) the Special Invitation Homes Distribution authorized by the Invitation Homes Board and declared by Invitation Homes with respect to each share of Invitation Homes Common Stock and (B) the Exchange Ratio and (ii) in the case of Invitation Homes, to holders of shares of Invitation Homes Common Stock, in an amount per share equal to the quotient obtained by dividing (x) the Special Starwood Waypoint Distribution authorized by the Starwood Waypoint Board and declared by Starwood Waypoint with respect to each Starwood Waypoint Common Share by (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 6.17 shall be the close of business on the last Business Day prior to the Closing Date.

Section 6.18. Dividends.

(a) In the event that the Closing Date is to occur prior to the end of the then current dividend period of Invitation Homes or Starwood Waypoint, as the case may be, then each of Invitation Homes and Starwood

Waypoint shall declare a dividend to the respective holders of Invitation Homes Common Stock and Starwood Waypoint Common Shares entitled to receive such a dividend, the payment date (to the extent practicable) for which shall be the close of business on the date that is five (5) Business Days prior to the date of the Starwood Waypoint Shareholder Meeting (as originally determined without regard to any adjournment or postponement thereof) (such meeting date, the “Closing Dividend Date”), in each case, subject to funds being legally available therefor. The record date (to the extent practicable) for such dividends shall be ten (10) Business Days before the payment date.

(b) The per share dividend amount payable by Starwood Waypoint with respect to the Starwood Waypoint Common Shares shall be an amount equal to the Starwood Waypoint Quarterly Dividend, multiplied by a fraction, the numerator of which is the number of days elapsed from the first day following the most recent dividend record date through and including the Closing Dividend Date, and the denominator of which is the actual number of days from the most recent dividend record date until the next expected dividend record date.

(c) The per share dividend amount payable by Invitation Homes with respect to shares of Invitation Homes Common Stock shall be an amount equal to the Invitation Homes Quarterly Dividend, multiplied by a fraction, the numerator of which is the number of days elapsed from the first day following the most recent dividend record date through and including the Closing Dividend Date, and the denominator of which is the actual number of days from the most recent dividend record date until the next expected dividend record date.

(d) Invitation Homes LP or Starwood Waypoint LP, as the case may be, may make a distribution with respect to its then issued and outstanding partnership interests in order to distribute funds sufficient for the foregoing dividend.

Section 6.19. Registration Rights.

(a) At the REIT Merger Effective Time, Merger Sub shall enter into an assignment and assumption agreement whereby Merger Sub shall assign, and Invitation Homes shall assume, all of Merger Sub’s rights, interests and obligations, as successor to Starwood Waypoint, under the Amended and Restated Registration Rights Agreement dated as of October 4, 2016, among Starwood Waypoint and the other parties named therein (the “Starwood Waypoint Registration Rights Agreement”).

(b) If requested by a Resale Party prior to the time a Shelf Resale Registration Statement is declared effective, Invitation Homes shall use its reasonable best efforts to (i) file a post-effective amendment to the Form S-4 with a resale prospectus relating to the sale by such Resale Party of the number of shares of Resale Common Stock requested by such Resale Party that are issuable to such Resale Party upon redemption of the applicable Invitation Homes LP Units and (ii) cause such post-effective amendment to be declared effective by the SEC as soon as reasonably practicable thereafter.

(c) Promptly following the date that Invitation Homes is first eligible to file a shelf registration statement on Form S-3, Invitation Homes shall use its reasonable best reasonable efforts to (i) file a shelf registration statement on Form S-3 that covers the resale of the shares of Resale Common Stock (a “Shelf Resale Registration Statement”), (ii) cause such Shelf Resale Registration Statement to be declared effective by the SEC (if not automatically effective) as soon as reasonably practicable thereafter and (iii) keep such Shelf Resale Registration Statement continuously effective until such time as all of the shares of Resale Common Stock has been sold by the Resale Party.

(d) Invitation Homes hereby agrees that (i) Section 2.4(d) of the Registration Rights Agreement dated as of January 31, 2017, by and among Invitation Homes and the other parties thereto (the “Invitation Homes Registration Rights Agreement”), shall not apply with respect to any registration or offering initiated by a Holder (as defined in the Starwood Waypoint Registration Rights Agreement) and (ii) Section 2(a)(iii) of the Starwood Waypoint Registration Rights Agreement shall not apply with respect to any registration or offering initiated by a Holder (as defined in the Invitation Homes Registration Rights Agreement).

Article VII

CONDITIONS

Section 7.1. Conditions to the Obligations of Each Party. The respective obligations of each Party to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties, at or prior to the REIT Merger Effective Time, of the following conditions:

(a) Shareholder Approval. The Starwood Waypoint Shareholder Approval and the Invitation Homes Stockholder Approval shall have been obtained.

(b) No Restraints. No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts or prevents the consummation of the Mergers; provided, however, that prior to a Party asserting this condition, such Party must not have failed to perform any of its obligations under this Agreement such that such failure has been the primary cause of, or resulted in, the failure of this condition to be satisfied.

(c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act; no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and shall be in effect; and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

(d) Listing. The shares of Invitation Homes Common Stock to be issued in the REIT Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 7.2. Conditions to the Obligations of Invitation Homes and Invitation Homes LP. The respective obligations of the Invitation Homes Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Invitation Homes, at or prior to the REIT Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.2(a) (Capital Structure), Section 4.3 (Authority), Section 4.17 (Opinion of Financial Advisor), Section 4.18 (Vote Required), Section 4.19 (Brokers) and Section 4.20 (Takeover Statutes) shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties set forth in clause (b) of Section 4.8 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made as of the Closing Date, and (iii) each of the other representations and warranties of the Starwood Waypoint Parties contained in this Agreement shall be true and correct as of the Closing Date as though made as of the Closing Date, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct in all material respects (in the case of clause (i)), true and correct (in the case of clause (ii)) or true and correct, subject to clause (y) (in the case of clause (iii)), in each case, only on and as of such specified date, and (y) in the case of clause (iii), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Starwood Waypoint Material Adverse Effect” qualifications set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have a Starwood Waypoint Material Adverse Effect.

(b) Agreements and Covenants. The Starwood Waypoint Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Starwood Waypoint shall have delivered to Invitation Homes a certificate, dated the date of the Closing and signed by an executive officer on behalf of Starwood Waypoint, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of a Starwood Waypoint Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Starwood Waypoint Material Adverse Effect.

(e) REIT Opinion. Invitation Homes shall have received a written opinion of Starwood Waypoint’s counsel, Sidley Austin LLP (or other Starwood Waypoint counsel reasonably satisfactory to Invitation Homes), dated as of the Closing Date and substantially in the form set forth in Section 7.2(e) of the Starwood Waypoint Disclosure Letter (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion reasonably satisfactory to Invitation Homes), to the effect that, commencing with the taxable year ended December 31, 2014, Starwood Waypoint has been organized in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes, and its actual and its proposed method of operation, as represented by Starwood Waypoint, has enabled it to meet, through the REIT Merger Effective Time, the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in the Starwood Waypoint REIT Tax Representation Letter.

(f) Reorganization Opinion. Invitation Homes shall have received the written opinion of its counsel, Simpson Thacher & Bartlett LLP (or other Invitation Homes counsel reasonably satisfactory to Starwood Waypoint), dated as of the Closing Date and substantially in the form set forth in Section 7.2(f) of the Invitation Homes Disclosure Letter (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion reasonably satisfactory to Invitation Homes), to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the Invitation Homes Reorganization Tax Representation Letter and the Starwood Waypoint Reorganization Tax Representation Letter.

Section 7.3. Conditions to the Obligations of Starwood Waypoint. The respective obligations of the Starwood Waypoint Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Starwood Waypoint, at or prior to the REIT Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries), Section 5.2(a) (Capital Structure), Section 5.3 (Authority), Section 5.17 (Opinion of Financial Advisor), Section 5.18 (Vote Required), Section 5.19 (Brokers) and Section 5.20 (Takeover Statutes) shall be true and correct in all material respects as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties set forth in clause (b) of Section 5.8 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the Closing Date as though made as of the Closing Date and (iii) each of the other representations and warranties of the Invitation Homes Parties contained in this Agreement shall be true and correct as of the Closing Date as though made as of the Closing Date, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct in all material respects (in the case of clause (i)), true and correct (in the case of clause (ii)) or true and correct, subject to clause (y) (in the case of clause (iii)), in each case, only on and as of such specified date, and (y) in the case of clause (iii), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Invitation Homes Material Adverse Effect” qualifications set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have an Invitation Homes Material Adverse Effect.

(b) Agreements and Covenants. The Invitation Homes Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Invitation Homes shall have delivered to Starwood Waypoint a certificate, dated the date of the Closing and signed by an executive officer on behalf of Invitation Homes, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of an Invitation Homes Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing an Invitation Homes Material Adverse Effect.

(e) REIT Opinion. Starwood Waypoint shall have received a written opinion of Invitation Homes’ counsel, Simpson Thacher & Bartlett LLP (or other Invitation Homes counsel reasonably satisfactory to Starwood Waypoint), dated as of the Closing Date and substantially in the form set forth in Section 7.3(e) of the Invitation Homes Disclosure Letter (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard REIT opinion reasonably satisfactory to Starwood Waypoint), to the effect that, commencing with the taxable year ended December 31, 2013, Invitation Homes has been organized in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes, and its actual and its proposed method of operation, as represented by Invitation Homes, has enabled and will continue to enable it to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in the Invitation Homes REIT Tax Representation Letter. For purposes of this Section 7.3(e), references to Invitation Homes include references to IH2 Property Holdings Inc. for all periods prior to January 31, 2017. Solely for purposes of rendering the opinion in this Section 7.3(e), Simpson Thacher & Bartlett LLP may rely on the opinion set forth in Section 7.2(e).

(f) Reorganization Opinion. Starwood Waypoint shall have received the written opinion of its counsel, Sidley Austin LLP (or other Starwood Waypoint counsel reasonably satisfactory to Invitation Homes), dated as of the Closing Date and substantially in the form set forth in Section 7.3(f) of the Starwood Waypoint Disclosure Letter (and in the case of such other counsel rendering such opinion, in the form of such other counsel’s standard reorganization opinion reasonably satisfactory to Starwood Waypoint), to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the Invitation Homes Reorganization Tax Representation Letter and the Starwood Waypoint Reorganization Tax Representation Letter.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated at any time prior to the REIT Merger Effective Time, whether before or after receipt of the Starwood Waypoint Shareholder Approval or the Invitation Homes Stockholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Starwood Waypoint and Invitation Homes; or

(b) by either Starwood Waypoint or Invitation Homes by written notice to the other, if:

(i) the REIT Merger Effective Time shall not have occurred on or before May 9, 2018 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this

Section 8.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of Starwood Waypoint, including the failure of the other Starwood Waypoint Parties, and in the case of Invitation Homes, including the failure of the other Invitation Homes Parties) to perform any of its obligations under this Agreement has been the primary cause of, or resulted in, the failure of the REIT Merger Effective Time to be consummated on or before such date;

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party (x) if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and in the case of Starwood Waypoint, including the failure of the other Starwood Waypoint Parties, and in the case of Invitation Homes, including the failure of the other Invitation Homes Parties) to perform any of its obligations under this Agreement, including pursuant to Section 6.6 and (y) unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to the Mergers;

(iii) the Starwood Waypoint Shareholder Approval shall not have been obtained at a duly held Starwood Waypoint Shareholder Meeting (including any adjournment or postponement thereof) at which the REIT Merger has been voted upon; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to Starwood Waypoint if the failure to obtain such Starwood Waypoint Shareholder Approval was primarily due to Starwood Waypoint’s failure to perform any of its obligations under this Agreement; or

(iv) the Invitation Homes Stockholder Approval shall not have been obtained at a duly held Invitation Homes Stockholder Meeting (including any adjournment or postponement thereof) at which the Invitation Homes Stock Issuance has been voted upon; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Invitation Homes if the failure to obtain such Invitation Homes Stockholder Approval was primarily due to Invitation Homes’ failure to perform any of its obligations under this Agreement; or

(c) by Starwood Waypoint, by written notice to Invitation Homes:

(i) if prior to the receipt of the Starwood Waypoint Shareholder Approval, the Starwood Waypoint Board effects a Starwood Waypoint Adverse Recommendation Change in accordance with Section 6.5(d) in connection with a Superior Proposal and the Starwood Waypoint Board has approved, and concurrently with the termination hereunder, Starwood Waypoint enters into, a definitive agreement providing for the implementation of such Superior Proposal; provided, however, that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to Starwood Waypoint if Starwood Waypoint has breached Section 6.5; provided, further, that such termination shall not be effective until Starwood Waypoint has paid the Termination Fee and the Expense Amount in accordance with Section 8.3;

(ii) if (A) the Invitation Homes Board shall have made an Invitation Homes Adverse Recommendation Change or (B) Invitation Homes enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5);

(iii) if any Invitation Homes Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date; provided, however, that Starwood Waypoint shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(iii) if any Starwood Waypoint Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement in any material respect;

(iv) if Invitation Homes shall have breached or failed to perform its obligations under Section 6.3(d) or Section 6.5 in any material respect; or

(v) if a copy of the Stockholder Written Consent evidencing the Invitation Homes Stockholder Approval has not been delivered to Starwood Waypoint prior to the expiration of the Stockholder Consent Delivery Period; or

(d) by Invitation Homes, by written notice to Starwood Waypoint:

(i) if prior to the receipt of the Invitation Homes Stockholder Approval, the Invitation Homes Board effects an Invitation Homes Adverse Recommendation Change in accordance with Section 6.5(d) in connection with a Superior Proposal and the Invitation Homes Board has approved, and concurrently with the termination hereunder, Invitation Homes enters into, a definitive agreement providing for the implementation of such Superior Proposal, provided, however, that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to Invitation Homes if Invitation Homes has breached Section 6.5; provided, further, that such termination shall not be effective until Invitation Homes has paid the Termination Fee and the Expense Amount in accordance with Section 8.3;

(ii) if (A) the Starwood Waypoint Board shall have made a Starwood Waypoint Adverse Recommendation Change or (B) Starwood Waypoint enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5);

(iii) if any Starwood Waypoint Party shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date; provided, however, that Invitation Homes shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(iii) if any Invitation Homes Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement in any material respect; or

(iv) if Starwood Waypoint shall have breached or failed to perform its obligations under Section 6.3(c) or Section 6.5 in any material respect.

Section 8.2. Effect of Termination. In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party (or any of the other Starwood Waypoint Entities, the other Invitation Homes Entities or any of Starwood Waypoint’s or Invitation Homes’ respective Representatives or Affiliates), and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary, (a) no such termination shall relieve any Party of any liability or damages resulting from or arising out of any intentional fraud arising out of the representations and warranties contained herein or willful and material breach of any covenant or other agreement set forth in this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, Article IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3. Fees and Expenses.

(a) If this Agreement is terminated:

(i) by Starwood Waypoint pursuant to Section 8.1(c)(i), then Starwood Waypoint shall pay to Invitation Homes the Termination Fee and the Expense Amount, by wire transfer of same day funds to an account designated by Invitation Homes as a condition to the effectiveness of such termination;

(ii) by either Starwood Waypoint or Invitation Homes pursuant to Section 8.1(b)(i) and the Starwood Waypoint Shareholder Approval has not been obtained or Section 8.1(b)(iii), and (x) after the date of this Agreement but prior to the date of the Starwood Waypoint Shareholder Meeting, an Acquisition Proposal shall have been received by Starwood Waypoint or any of its Representatives or any Person shall have publicly made or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and (y) Starwood Waypoint, within twelve (12) months of the termination of this Agreement, enters into a definitive agreement relating to, or consummates, any Acquisition Proposal, then Starwood Waypoint shall pay to Invitation Homes the Termination Fee and, if this Agreement has been terminated pursuant to Section 8.1(b)(i), the Expense Amount, by wire transfer of same day funds to an account designated by Invitation Homes, not later than two Business Days after the earlier of the execution of such definitive agreement and the consummation of such transaction; provided that, for purposes of this Section 8.3(a)(ii), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%)”;

(iii) by Invitation Homes pursuant to Section 8.1(d)(iii), and (x) after the date of this Agreement, an Acquisition Proposal shall have been received by Starwood Waypoint or any of its Representatives or any Person shall have publicly made or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (y) Starwood Waypoint, within twelve (12) months of the termination of this Agreement, enters into a definitive agreement relating to or consummates any Acquisition Proposal, then Starwood Waypoint shall pay to Invitation Homes the Termination Fee, by wire transfer of same day funds to an account designated by Invitation Homes, not later than two Business Days after the earlier of the execution of such definitive agreement and the consummation of such transaction; provided that, for purposes of this Section 8.3(a)(iii), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%)”;

(iv) by Invitation Homes pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iv), then Starwood Waypoint shall pay to Invitation Homes the Termination Fee and the Expense Amount, by wire transfer of same day funds to an account designated by Invitation Homes, not later than two Business Days after such termination; and

(v) by either Starwood Waypoint or Invitation Homes pursuant to Section 8.1(b)(iii) or by Invitation Homes pursuant to Section 8.1(d)(iii), then Starwood Waypoint shall pay to Invitation Homes the Expense Amount, by wire transfer of same day funds to an account designated by Invitation Homes, not later than two (2) Business Days after such termination.

(b) If this Agreement is terminated:

(i) by Invitation Homes pursuant to Section 8.1(d)(i), then Invitation Homes shall pay to Starwood Waypoint the Termination Fee and the Expense Amount, by wire transfer of same day funds to an account designated by Starwood Waypoint as a condition to the effectiveness of such termination;

(ii) by either Starwood Waypoint or Invitation Homes pursuant to Section 8.1(b)(i) and the Invitation Homes Stockholder Approval has not been obtained or Section 8.1(b)(iv), and (x) after the date of this Agreement but prior to the date of the Invitation Homes Stockholder Meeting, an Acquisition Proposal shall have been received by Invitation Homes or any of its Representatives or any Person shall have publicly made or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (y) Invitation Homes, within twelve (12) months of the termination of this Agreement, enters into a definitive agreement relating to or consummates any Acquisition Proposal, then Invitation Homes shall pay to Starwood Waypoint the Termination Fee and, if this Agreement has been terminated pursuant to Section 8.1(b)(i), the Expense Amount, by wire transfer of same day funds to an account designated by Starwood Waypoint, not later than two Business Days after the earlier of the execution of such definitive agreement and the consummation of such transaction; provided that, for purposes of this Section 8.3(b)(ii), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%)”;

(iii) by Starwood Waypoint pursuant to Section 8.1(c)(iii), and (x) after the date of this Agreement, an Acquisition Proposal shall have been received by Invitation Homes or any of its Representatives or any Person shall have publicly made or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (y) Invitation Homes, within twelve (12) months of the termination of this Agreement, enters into a definitive agreement relating to or consummates any Acquisition Proposal, then Invitation Homes shall pay to Starwood Waypoint the Termination Fee, by wire transfer of same day funds to an account designated by Starwood Waypoint, not later than two Business Days after the earlier of the execution of such definitive agreement and the consummation of such transaction; provided that, for purposes of this Section 8.3(b)(iii), the references to “fifteen percent (15%) or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than fifty percent (50%)”;

(iv) by Starwood Waypoint pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iv), then Invitation Homes shall pay to Starwood Waypoint the Termination Fee and the Expense Amount, by wire transfer of same day funds to an account designated by Starwood Waypoint, not later than two Business Days after such termination; and

(v) by either Starwood Waypoint or Invitation Homes pursuant to Section 8.1(b)(iv) or by Starwood Waypoint pursuant to Section 8.1(c)(iii), then Invitation Homes shall pay to Starwood Waypoint the Expense Amount, by wire transfer of same day funds to an account designated by Starwood Waypoint, not later than two (2) Business Days after such termination.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that under no circumstances shall Starwood Waypoint or Invitation Homes be required to pay the Termination Fee or the Expense Amount on more than one occasion, and that in no event shall the aggregate payments by a Party pursuant to Section 8.3(a) or Section 8.3(b), as applicable, be greater than the Termination Fee plus the Expense Amount, in each case except as set forth in clause (a) of Section 8.2 or in Section 8.3(d).

(d) Each of the Parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but is liquidated damages, in a reasonable amount that will compensate such Party in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Parties would not enter into this Agreement; accordingly, if the Termination Payor (as defined below) fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, the Termination Payee commences a suit that results in a judgment against such Termination Payor for the payment of any amount set forth in this Section 8.3, such Termination Payor shall pay the Termination Payee (or its designee) its costs and expenses in connection with such suit, together with interest on such amount at the prime lending rate as published in The Wall Street Journal (on the date such payment was required to be made) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(e) Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 8.3(e) shall apply with respect to any Termination Payment required to be made hereunder.

(i) If Starwood Waypoint or Invitation Homes (the “Termination Payor”) is required to pay the other Party (the “Termination Payee”) a Termination Payment, such Termination Payment shall be paid into escrow on the date such payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 8.3(e). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Payment, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (i) the Termination Payment payable to the Termination Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (B) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 8.3(e) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 8.3(e), an amount equal to the excess of the Termination Payment less the amount payable under clause (A) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by the Termination Payor on such terms (subject to this Section 8.3(e)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 8.3(e) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 8.3 by wire transfer. The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (ii) a letter from the Termination Payee’s counsel indicating that (A) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to the Termination Payee. The Termination Payor agrees to amend this Section 8.3(e) at the reasonable request of the Termination Payee in order to (i) maximize the portion of the Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) assist the Termination Payee in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 8.3(e). Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.3(e).

Section 8.4. Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by their respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Starwood Waypoint Shareholder Approval or the Invitation Homes Stockholder Approval and prior to the REIT Merger Effective Time; provided, however, that after the Starwood Waypoint Shareholder Approval or the Invitation Homes Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that, by applicable Law or in accordance with the rules of any stock exchange, requires the further approval of the shareholders of Starwood Waypoint or the stockholders of Invitation Homes, as applicable, without obtaining such further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 8.5. Waiver. At any time prior to the REIT Merger Effective Time, subject to applicable Law, the Invitation Homes Parties, on the one hand, and the Starwood Waypoint Parties, on the other hand, may (a) extend the time for the performance of any obligation or other act of the others, (b) waive any inaccuracy in the representations and warranties of the others contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement of the others or any condition of such Parties contained herein. Except as required by applicable Law, no such extension or waiver shall require the approval of the holders of Starwood Waypoint Common Shares. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any Starwood Waypoint Party or Invitation Homes Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6. Transaction Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such Expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that Starwood Waypoint and Invitation Homes shall share equally all Expenses related to the printing and filing of the Form S-4 and the printing, filing and distribution of the Disclosure Document, other than attorneys’ and accountants’ fees.

Section 8.7. Transfer Taxes. From and after the REIT Merger Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Starwood Waypoint Common Shares or Starwood Waypoint LP Units except, in each case, as otherwise provided by Section 3.5(c), all Transfer Taxes imposed in connection with the REIT Merger or the Partnership Merger.

Article IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations and Warranties. None of the representations or warranties in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the earlier of (a) the REIT Merger Effective Time and (b) termination of this Agreement (except, in the case of termination, as set forth in Section 8.2), and after such time there shall be no liability in respect thereof (except, in the case of termination, as set forth in Section 8.2), whether such liability has accrued prior to or after such expiration of the representations and warranties. This Section 9.1 does not limit any covenant or agreement of the Parties which by its terms contemplates performance after the REIT Merger Effective Time or the termination of this Agreement. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.2. Notices. Except for any notice that is specifically required by the terms of this Agreement to be delivered orally, any notice, request, claim, demand and other communication hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (b) if sent by facsimile transmission (providing confirmation of transmission), when transmitted, or if sent by e-mail of a pdf attachment, upon acknowledgement of receipt of such notice by the intended recipient; (c) if sent by reliable overnight delivery service (such as DHL or Federal Express) with proof of service, upon receipt of proof of delivery; and (d) if sent by certified or registered mail (return receipt requested and first-class postage prepaid), upon receipt;

provided, in each case, such notice, request, claim, demand or other communication is addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.2):

if to Starwood Waypoint or Starwood Waypoint LP prior to the Closing:

Starwood Waypoint Homes, Inc.

8665 E. Hartford Drive, Suite 210

Scottsdale, Arizona 85255

Phone: (480) 800-3497

Fax: (480) 800-3702

Attention: Executive Vice President, General Counsel & Secretary

Email: ryan.berry@colonystarwood.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Phone: (212) 839-5300

Fax: (212) 839-5399

Attention:	Michael Gordon; Jason A. Friedhoff; Gabriel Saltarelli
Email:	mgordon@sidley.com; jfriedhoff@sidley.com; gsaltarelli@sidley.com if to the Invitation Homes Parties:

Invitation Homes Inc.

1717 Main Street, Suite 2000

Dallas, Texas 75201

Phone: (972) 421-3600

Attention: Executive Vice President & Chief Legal Officer

Email: msolls@invitationhomes.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Phone: 1-212-455-2000

Fax: 1-212-455-2502

Attention: Brian M. Stadler and Patrick J. Naughton

Email: BStadler@stblaw.com

   PNaughton@stblaw.com

Section 9.3. Interpretation; Certain Definitions. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. References to “this Agreement” shall include the Starwood Waypoint Disclosure Letter and the Invitation Homes Disclosure Letter. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,”

“includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America (unless otherwise expressly provided herein).

Section 9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance here from so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect promptly the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Invitation Homes. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.6. Entire Agreement. This Agreement (including the Exhibits, Annexes and Appendices hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7. No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except (i) for the provisions of Section 6.9 (from and after the REIT Merger Effective Time), which shall be to the benefit of the Person referred to in such section and (ii) for the provisions of Section 6.19, which are for the benefit of the Holders (as defined in the Starwood Waypoint Registration Rights Agreement or the Invitation Homes Registration Rights Agreement, as applicable), as applicable. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. The Parties acknowledge and agree that a Party’s measure of damages for any breach of this Agreement by another Party may include the loss of the economic benefits of the transactions contemplated by this Agreement to the holders of such Party’s common stock, common shares or partnership interests, as applicable.

Section 9.8. Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10. Governing Law. This Agreement and all Actions (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland; provided, however, that the Mergers shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 9.11. Consent to Jurisdiction.

(a) Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland) and to the jurisdiction of the United States District Court for the State of Maryland (the “MD Courts”), for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, and each of the Parties hereby irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any MD Court.

(b) Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 9.2 and nothing in this Section 9.11 shall affect the right of any Party to serve legal process in any other manner permitted by Law, (ii) irrevocably and unconditionally agrees to request and/or consent to the assignment of any dispute arising out of this Agreement or the transactions contemplated by this Agreement to the MD Court’s Business and Technology Case Management Program, (iii) consents to submit itself to the personal jurisdiction of the MD Courts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iv) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such MD Court, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the MD Courts. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS

AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any Party to be valid and binding on the Parties, such consent or approval must be in writing.

Section 9.14. No Other Representations or Warranties.

(a) Each of the Starwood Waypoint Parties acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article V. None of the Invitation Homes Entities or their respective Affiliates or Representatives or any other Person makes any other express or implied representation or warranty, at law or in equity, with respect to the Invitation Homes Entities or any of their respective Affiliates or as to the accuracy or completeness of any information regarding their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other information provided to the Starwood Waypoint Parties or their Affiliates or Representatives (any such information described in this Section 9.14(a), the “Invitation Homes Provided Information”), notwithstanding the delivery or disclosure to the Starwood Waypoint Parties or its Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information by the Invitation Homes Parties or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing, including any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Invitation Homes Parties or any of their respective Representatives or Affiliates or the future business, operations or affairs of the Invitation Homes Parties or any of their respective Representatives or Affiliates heretofore or hereafter delivered to or made available to the Starwood Waypoint Parties or its Representatives or Affiliates. To the fullest extent permitted by applicable Law and subject to Section 9.8, except with respect to the representations and warranties contained in Article V or any breach of any covenant or other agreement of the Invitation Homes Parties contained herein, none of the Invitation Homes Parties, their Affiliates or any of their respective Affiliates or Representatives shall have any liability to the Starwood Waypoint Parties or any of their respective Affiliates or Representatives on any basis (whether based on contract, tort, equity or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any laws, including any applicable federal or state securities laws, or otherwise and whether by or through attempted piercing of the corporate veil) based upon any Invitation Homes Provided Information or statements (or any omissions therefrom) provided or made available by the Invitation Homes Parties or their Affiliates and Representatives to the Starwood Waypoint Parties or their Affiliates and Representatives in connection with the transactions contemplated by this Agreement.

(b) Each of the Invitation Homes Parties acknowledges that in making the determination to proceed with the transactions contemplated by this Agreement, it has relied solely on the results of its own independent investigation and the representations and warranties expressly set forth in Article IV. None of the Starwood Waypoint Entities or their respective Affiliates or Representatives or any other Person makes any other express or implied representation or warranty, at law or in equity, with respect to the Starwood Waypoint Entities or any of their respective Affiliates or as to the accuracy or completeness of any information regarding their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other information provided to the Invitation Homes Parties or their Affiliates or Representatives (any such information described in this Section 9.14(b), the “Starwood Waypoint Provided Information”), notwithstanding the delivery or disclosure to the Invitation Homes Parties or their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information by the Starwood Waypoint Parties or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing, including any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Starwood Waypoint Parties or any of their respective Representatives or Affiliates or the future business, operations or affairs of the Starwood Waypoint Parties or any of their respective Representatives or Affiliates heretofore or hereafter delivered to or made available to the Invitation Homes Parties or their Representatives or Affiliates. To the fullest extent permitted by applicable Law and subject to Section 9.8, except with respect to the representations and warranties contained in Article IV or any breach of any covenant or other agreement of the Starwood Waypoint Parties contained herein, none of the Starwood Waypoint Parties or any of their respective Affiliates or Representatives shall have any liability to Invitation Homes Parties or any of their respective Affiliates or Representatives on any basis (whether based on contract, tort, equity or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any laws, including any applicable federal or state securities laws, or otherwise and whether by or through attempted piercing of the corporate veil) based upon any Starwood Waypoint Provided Information or statements (or any omissions therefrom) provided or made available by the Starwood Waypoint Parties or their Affiliates and Representatives to the Invitation Homes Parties or their Affiliates and Representatives in connection with the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

INVITATION HOMES INC., a Maryland corporation

By:	/s/ Mark A. Solls
Name:	Mark A. Solls
Title:	Executive Vice President and Chief Legal Officer

INVITATION HOMES OPERATING PARTNERSHIP LP, a Delaware limited partnership By: Invitation Homes OP GP LLC, its general partner

By:	/s/ Mark A. Solls
Name:	Mark A. Solls
Title:	Executive Vice President

IH MERGER SUB, LLC, a Delaware limited liability company

By:	/s/ Mark A. Solls
Name:	Mark A. Solls
Title:	Secretary

STARWOOD WAYPOINT HOMES, a Maryland real estate investment trust

By:	/s/ Ryan Berry
Name:	Ryan Berry
Title:	Executive Vice President

STARWOOD WAYPOINT HOMES PARTNERSHIP, L.P., a Delaware limited partnership By: Starwood Waypoint Homes GP, Inc., its general partner

By:	/s/ Ryan Berry
Name:	Ryan Berry
Title:	Executive Vice President

[Signature Page to Agreement and Plan of Merger]